As filed with the Securities and Exchange Commission on
                  December 10, 2004
                                                 1933 Act File No. 333-67926
                                                 1940 Act File No. 811-10473
==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM N-2/A

        [X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      [_] Pre-Effective Amendment No. __
                      [X] Post-Effective Amendment No. 6
                                    and/or
        [X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                      [X] Amendment No. 8




                    ADVANTAGE ADVISERS MULTI-SECTOR FUND I
              (Exact name of registrant as specified in charter)
                          200 Park Avenue, 24th Floor
                           New York, New York 10166
                   (Address of Principal Executive Offices)

                                (212) 667-4225
                        (Registrant's Telephone Number)

                                Bryan McKigney
                          Advantage Advisers, L.L.C.
                          200 Park Avenue, 24th Floor
                           New York, New York 10166
                    (Name and Address of Agent for Service)

                                  COPIES TO:

           Thomas A. DeCapo                            Deborah Kaback
Skadden, Arps, Slate, Meagher & Flom LLP       Oppenheimer Asset Management Inc.
             One Beacon Street                    200 Park Avenue, 24th Floor
     Boston, Massachusetts 02108-3194             New York, New York 10166
         Phone No.: (617) 573-4814                Phone No.: (212) 667-4395
          Fax No.: (617) 573-4822                  Fax No.: (212) 667-4949


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box........................X

It is proposed that this filing will become effective:

         [_] immediately upon filing pursuant to paragraph (b).

         [_] on (date) pursuant to paragraph (b).

         [X] 60 days after filing pursuant to paragraph (a).*

         [_] on (date) pursuant to paragraph (a).

         [_] If appropriate, check the following box:

         [_] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

         [_] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement or the same offering is _________.

* Pursuant to Rule 486(a), registrant intends to request that this amendment becomes effective prior to 60 days after the date of filing.

SUBJECT TO COMPLETION, DATED DECEMBER 10, 2004

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS
                                     [Logo]
                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I
                         Shares of Beneficial Interest

      Advantage Advisers Multi-Sector Fund I (the "Fund") is a closed-end, non-diversified management investment company. The Fund's investment objective is to seek capital appreciation while managing risk through the use of a multi-strategy hedged equity investment program. There is no assurance that the Fund will achieve its investment objective and the Fund's investment practices
involve substantial risk.                         (continued on following page)

                                ________________

      This prospectus concisely provides the information that a prospective investor should know about the Fund before investing, including information about the risks of investing in the Fund. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information ("Statement of Additional Information"), dated [ ], 2004, has been filed with the Securities and Exchange Commission. The Statement of Additional Information is available without charge, upon written or oral request, by contacting the Fund at 200 Park Avenue, 24th Floor, New York, NY 10166, (212) 667-4225. The Statement of Additional Information is incorporated by reference into this prospectus in its entirety. The table of contents of the Statement of Additional Information appears on page 32 of this prospectus. The Statement of Additional Information, material incorporated by reference and other information about the Fund, is also available on the SEC's website (http://www.sec.gov).

     THESE ARE SPECULATIVE SECURITIES. YOU SHOULD INVEST ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           Price to Public    Maximum Sales
                              (1)(2)            Load (3)        Proceeds to Fund
                           ---------------    -------------     ----------------
   Per Share...........       $[27.52]           $[1.38]            $[26.14]

_________________

      (1) Shares are offered at a price equal to net asset value next determined after an order is accepted, plus a sales charge. On December 9, 2004, the net asset value of the shares was $26.14.

      (2) The minimum initial investment in the Fund is $25,000; for existing shareholders, the minimum additional investment is $1,000 (in each case, including sales charges).

      (3) A sales load of 5.00% will be charged for purchases of less than $100,000. A sales load of 4.04% will be charged for purchases of $100,000 or more, but less than $250,000. A sales load of 3.06% will be charged for purchases of $250,000 or more, but less than $500,000. A sales load of 2.06% will be charged for purchases of $500,000 or more, but less than $1 million. A sales load of 1.04% will be charged for purchases of $1 million or more. The Fund will cumulatively aggregate existing shareholders' additional purchases of shares together with earlier purchases of shares for determining reduced sales charges. Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee" or similar account) will be eligible for a waiver of applicable sales charges.

      Oppenheimer & Co. Inc. ("Oppenheimer & Co.") acts as the principal distributor of the Fund's shares on a best efforts basis. Oppenheimer & Co. contracts with unaffiliated brokers, dealers or other financial intermediaries to act as selling agents for the Fund. The Fund reserves the right to withdraw, cancel or modify the offering and to reject any subscription for shares in whole or in part. The Fund pays an ongoing shareholder servicing fee to each broker, dealer or other financial intermediary whose customers own shares pursuant to an agreement for the provision of shareholder services at the annual rate of 0.25% of the average daily net asset value of the outstanding shares owned by customers of such broker, dealer or other financial intermediary. The Investment Adviser (as defined below) pays additional ongoing service compensation out of its own assets, not the assets of the Fund, to each broker, dealer or other financial intermediary whose customers own shares at the annual rate of 0.25% of the average daily net asset value of the outstanding shares owned by such customers. The Fund's shares are not listed or traded on any securities exchange or other securities market. In order to provide a limited degree of liquidity to shareholders, the Fund makes quarterly offers to repurchase 5%-25% of the outstanding shares at their net asset value (5% for each of the first three calendar quarters and 25% for the last calendar quarter of each year). Tendering shareholders may not have all of their tendered shares repurchased by the Fund. See "Repurchase Offers."

                                ________________
DATED [ ], 2004

      The Fund pursues its investment objective by allocating its assets across various industry sectors. Advantage Advisers, L.L.C., a Delaware limited liability company, serves as investment adviser to the Fund (the "Investment Adviser"). The Investment Adviser allocates the Fund's assets available for investment among three separate investment accounts of the Fund (each, a "Separate Investment Account"), which in turn are managed by one or more separate sub-investment advisers (each, a "Sub-Investment Adviser"). Under normal market conditions, the assets of each Separate Investment Account are invested primarily in the equity securities of public companies in one of the following three sectors: banking/financial services, healthcare/biotechnology and technology. The Investment Adviser initially allocated one-third of the Fund's assets available for investment to each Separate Investment Account and reallocates the Fund's assets over the Separate Investment Accounts (one-third each) at the end of each calendar year.

      The Fund's shares are not and will not be listed or traded on any securities exchange or other securities market, and there is no assurance that any secondary market will develop for the Fund's shares. The Fund's shares are subject to transfer restrictions, including that the shares must be held in the investor's account with a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund and may only be transferred to persons who are Qualified Investors (as defined herein) and hold the shares with a broker, dealer or other financial intermediary that has entered into such an agreement. Investors may not be able to sell their shares. If an investor attempts to transfer shares to someone who is not a Qualified Investor or to an account with a broker, dealer or other financial intermediary that has not entered into an agreement for the provision of shareholder services to the Fund, the transfer will not be permitted. See "Investor Qualifications and Transfer Restrictions."

      The Fund continuously offers and sells shares at net asset value plus a sales charge to investors who are Qualified Investors. Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee" or similar account) will be eligible for a waiver of applicable sales charges. In addition, investors who purchase shares through a broker, dealer or other financial intermediary other than Oppenheimer & Co. may be charged a fee by such broker, dealer or other financial intermediary. See "The Offering."

      The Fund pays the Investment Adviser a management fee computed at the annual rate of 1.25% of the Fund's average daily net assets and incentive fees ("Incentive Fees") generally equal to 20% of each Separate Investment Account's net profit (which includes unrealized gains), subject to reduction for prior period losses of that Separate Investment Account that have not previously been offset against net profits. Investors should be aware that Incentive Fees are calculated and paid based on the separate investment performance of each Separate Investment Account and not on the investment performance of the Fund as a whole, which may result in the Fund paying a performance fee even if its overall return is negative. The Incentive Fee structure presents risks that are not present in investment funds without incentive fees. See "Risk Factors -- Incentive Fees." The overall fee rates applicable to the Fund are similar to those of private investment funds, including hedged-equity funds, but significantly higher than those of most other registered investment companies. See "Fees and Expenses -- Management Fee" and "-- Incentive Fees."

      Shares are offered only to investors (if a natural person, together with assets held jointly with spouse) who have a net worth of more than $1.5 million. The minimum initial investment is $25,000; for existing shareholders the minimum additional investment is $1,000 (in each case, including sales charges).

      Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

                              PERFORMANCE HISTORY

      The bar chart and table below provides some indication of the risks and variability of investing in the Fund. How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

      [INSERT BAR CHART REFLECTING THE FUND'S RETURN FOR THE YEAR ENDED DECEMBER 31, 2003 OF 21.26%.]

      During the period shown in the bar chart, the highest return for a quarter was 10.42% during the quarter ended June 30, 2003 and the lowest return for a quarter was -0.71% during the quarter ended March 31, 2003. The impact of taxes and sales load is not shown in the bar chart; if reflected, returns would be less than those shown.

      The table below shows how the Fund's average annual total returns compare to the S&P 500, a broad-based securities index, and a composite of appropriate securities indices. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. Return After Taxes on Distributions and Sale of Fund shares may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of Fund shares. Actual after-tax returns may differ depending on your individual circumstances. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement.

                             AVERAGE TOTAL RETURNS
                          (through December 31, 2003)


                                                               Life of Fund
                                             1 Year       (Since March 27, 2002)
                                          --------------------------------------
 Return Before Taxes                          21.26%              7.88%
 Return After Taxes on Distributions          19.43%              6.95%
 Return After Taxes on Distributions
 and Sale of Fund Shares                      13.82%              6.19%
--------------------------------------------------------------------------------
 S&P Sector Composite*                        31.09%              1.97%
 S&P 500**                                    28.69%              0.12%

S&P Sector Composite and S&P 500 performance shown reflects no deduction for fees, expenses or taxes.

* These data reflect the combined performance of a one-third-each allocation, as of the appropriate date, to the S&P 500 Health Care Index, the S&P 500 Financials Index and the S&P 500 Information Technology Index (collectively, the "Sector Indices"). Sector Indices are unmanaged and are presented for comparison purposes only. The Fund does not limit its investment to securities comprising the Sector Indices. An investor cannot invest directly in any Sector Index. These data reflect the reinvestment of dividends. Performance of the Fund will differ from that of the Sector Indices. The S&P 500 Health Care Index is a capitalization-weighed index that encompasses two main industry groups: first, companies who manufacture health care equipment and supplies or provide health care related services, including distributors of health care products, providers of basic health-care services, and owners and operators of health care facilities and organizations; second, companies primarily involved in the research, development, production, and marketing of pharmaceuticals and biotechnology products. The S&P 500 Financials Index is a capitalization-weighted index of the stocks of all companies in the Standard & Poor's Index of 500 Stocks that are involved in activities such as banking, consumer finance, investment banking and brokerage, asset management, insurance and investment, and real estate, including REITs. The S&P 500 Information Index is a capitalization-weighted index of all stocks designed to measure performance of the technology sector of the Standard & Poor's 500 Index. The index was developed commencing with the period 1941-1943.

** The Standard & Poor's Composite Index of 500 stocks is a well-known, broad based stock market index which is generally representative of the U.S. stock market as a whole. The index is unmanaged and is presented for comparison purposes only. One cannot invest directly in an index. The data reflects reinvestment of dividends. The Fund does not restrict its selection of securities to those comprising the index.

                                   FEE TABLE
   Shareholder Transaction Expenses
     Sales load (as a percentage of offering price)(1)(2)..................5.00%
   Annual Expenses (as a percentage of net
    assets attributable to shares) Management fee......................... 1.25%
     Shareholder servicing fee............................................ 0.25%
     Incentive fee(3)..................................................... 0.57%
     Other expenses(4) ................................................... 1.61%
       Total annual expenses.............................................. 3.68%

   _______________
      (1) The sales load is subject to reduction for certain purchases of $100,000 or more as set forth in the following table:

                     Amount of Per share
                      Shares Purchased                          Sales Load
                      ----------------                          ----------
         $25,000 or more but less than $100,000............       5.00%
         $100,000 or more but less than $250,000...........       4.04%
         $250,000 or more but less than $500,000...........       3.06%
         $500,000 or more but less than $1 million.........       2.06%
         $1 million or more................................       1.04%

      Existing shareholders' additional purchases of shares will be cumulatively aggregated together with earlier purchases of shares for determining reduced sales charges.

      (2) Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as "wrap fee" or similar account) are eligible for a waiver of applicable sales charges.

      (3) Based on year ended September 30, 2004. Incentive fees generally equal the sum of 20% of each Separate Investment Account's respective net profit (which includes unrealized gains) for the fiscal period. An incentive fee is calculated with respect to each Separate Investment Account; thus, the incentive fee for any fiscal period may exceed 20% of the Fund's net profit or be payable even if the Fund experiences a net loss.

      (4) Based on year ended September 30, 2004. "Other expenses" include, among other things, administration fees, legal fees, the independent auditor's fees, certain ongoing offering costs, and fees payable to the members of the Board of Trustees that are not "interested persons" of the Fund (as defined in the 1940 Act).

      The purpose of the Fee Table is to assist an investor in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. The Incentive fee and "Other expenses" shown above are based on net assets of the Fund of $115,855,659 as of September 30, 2004.

          Example                   1 Year     3 Years    5 Years      10 Years
-------------------------------------------------------------------------------
You would pay the following
expenses on a $1,000                 $83         $152       $222         $408
investment, assuming a
5% annual return:

      The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown in the example. For a more complete description of the various costs and expenses, see "Fees and Expenses." Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

      The example includes the payment of offering expenses and incentive fees and assumes that the annual return of each Separate Investment Account is 5%. Incentive fees are calculated separately for each Separate Investment Account based on its net profit, which is equal to the net realized and unrealized gains or losses and net investment income or loss of the Separate Investment Account for the fiscal period, subject to reduction for prior realized and unrealized losses of the Separate Investment Account that have not previously been offset against its net profits. As a result, the dollar amounts in the example could be significantly higher if the Fund's actual rate of return exceeds 5% or if the Fund's return is earned disproportionately across the various Separate Investment Accounts.

                               TABLE OF CONTENTS
PROSPECTUS SUMMARY                                                          1
RISK FACTORS                                                                8
THE FUND                                                                    14
USE OF PROCEEDS                                                             14
INVESTMENT STRUCTURE                                                        14
INVESTMENT PROGRAM                                                          15
MANAGEMENT OF THE FUND                                                      18
POTENTIAL CONFLICTS OF INTEREST                                             21
DESCRIPTION OF SHARES                                                       21
FEES AND EXPENSES                                                           23
THE OFFERING                                                                25
REPURCHASE OFFERS                                                           25
CALCULATION OF NET ASSET VALUE                                              28
INVESTOR QUALIFICATIONS AND TRANSFER RESTRICTIONS                           29
DISTRIBUTION POLICY                                                         29
GENERAL INFORMATION                                                         31
PRIVACY NOTIFICATION POLICY                                                 31
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION                    32
APPENDIX A -- FORM OF INVESTOR CERTIFICATION                                A-1
APPENDIX B -- COMPOSITE PERFORMANCE RECORD
OF KBW ASSET MANAGEMENT ACCOUNTS                                            B-1
APPENDIX C -- COMPOSITE PERFORMANCE RECORD OF KILKENNY
CAPITAL ACCOUNTS                                                            C-1
APPENDIX D -- COMPOSITE PERFORMANCE RECORD OF ALKEON CAPITAL ACCOUNTS       D-1

                               PROSPECTUS SUMMARY

      This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus.

THE FUND Advantage Advisers Multi-Sector Fund I (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Fund commenced operations on March 27, 2002.

                         The Fund is a specialized investment vehicle that is similar in certain respects to an unregistered private investment partnership as (i) the Fund's portfolio investments are more actively managed than most other investment companies; (ii) shares of the Fund are sold in comparatively large minimum denominations to high net worth individuals and institutional investors;
                         (iii) investors are subject to both asset-based and performance-based fees in connection with the Fund's activities; and (iv) shares of the Fund are not freely transferable and should be considered illiquid.

INVESTMENT PROGRAM       The Fund's investment objective is to seek capital
                         appreciation while managing risk through the use of a multi-strategy hedged equity investment program. The term "hedged equity," when used in this context, means the use by a Sub-Investment Adviser (as defined below) of a combination of securities positions held "long" as well as a variety of other investment techniques and instruments, including but not limited to short sales, put and call options on securities and securities indices, swaps, swaptions, forward contracts and leverage, in an effort to enhance the potential for capital appreciation while attempting to preserve capital in, and profit from, adverse or volatile market conditions. The Fund pursues this objective by investing primarily in securities of issuers in three sectors, banking/financial services, healthcare/ biotechnology and technology. Until otherwise determined by the Fund's Board of Trustees
                         (the "Board" and each member, a "Trustee"), the Fund pursues its investment program by allocating its assets among three separate investment accounts (each, a "Separate Investment Account"). See "Investment
                         Structure." The Fund's investment adviser ("Investment
                         Adviser") is Advantage Advisers, L.L.C., a Delaware limited liability company. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the
                         "Advisers Act"). The Investment Adviser oversees the activities and performance of the Sub-Investment
                         Advisers (as defined below) pursuant to an investment advisory agreement ("Investment Advisory Agreement") with the Fund. Each Separate Investment Account is managed by one or more investment professionals (each such person or group of associated persons, a "Portfolio Manager") associated with various investment management firms (each, a "Sub-Investment
                         Adviser") that are non-managing members of the Investment Adviser. Sub-Investment Advisers have been selected based on their experience and expertise in particular sectors and investment strategies.

                         The Sub-Investment Advisers are:

                           o KBW Asset Management, Inc., an affiliate of Keefe, Bruyette & Woods, Inc., which is responsible for managing the banking/financial services Separate Investment Account.

                           o Kilkenny Capital Management, L.L.C., which is responsible for managing the healthcare/biotechnology Separate Investment
                                 Account.

                           o Alkeon Capital Management, L.L.C., which is responsible for managing the technology Separate Investment Account.

                         Sub-Investment Advisers, in managing the assets of the Separate Investment Accounts, employ investment strategies that are substantially similar to those they use in managing the assets of accounts of such firms' clients. Additional information about the Sub-Investment Advisers may be found under the heading "Management of the Fund -- Sub-Investment Advisers." Certain historical performance information regarding other accounts managed by the Sub-Investment Advisers is set forth in Appendices B-D. The Investment Adviser considers the Sub-Investment Advisers to be specialists in the sector in which they invest. The Sub-Investment Advisers have each, in the judgment of the Investment Adviser, shown the ability to achieve superior results within their respective sectors and using their respective investment strategies. The Investment Adviser believes that the blending of investment strategies across sectors can be used to achieve more consistent returns with a reduction of risk and volatility.

                         The Investment Adviser initially allocated one-third of the Fund's assets available for investment to each Separate Investment Account. The portion of the Fund's total assets represented by a particular Separate Investment Account has changed, and will change, over time as a result of the Fund's investment operations. The Investment Adviser rebalances (to one-third each) the Separate Investment Accounts on December 31 of each year. Capital flows into and out of the Fund occurring during a calendar year will be credited or debited, as the case may be, one-third to each Separate Investment Account. See "Investment Program."

                         The Investment Adviser oversees the activities and performance of the Sub-Investment Advisers. The Investment Adviser with the approval of the Board may remove Sub-Investment Advisers. The Investment Adviser may appoint additional Sub-Investment Advisers with the approval of the Board and the approval of a majority of the outstanding voting securities of the Fund as defined by the 1940 Act.

                         In providing services to the Fund, the Investment Adviser relies on personnel of Oppenheimer Asset Management Inc. ("Oppenheimer Asset Management") to select Sub-Investment Advisers and to supervise the Sub-Investment Advisers. Such personnel evaluate Sub-Investment Advisers based on their experience and expertise in a particular investment strategy.

                         In managing Separate Investment Accounts,
                         Sub-Investment Advisers may utilize the proprietary investment research of other investment firms and/or fundamental analysis of company financial data in seeking to identify attractive investment opportunities for the Fund. The research process may involve company visits, use of valuation models, review and analysis of published research, and discussions with industry sources. No assurance can be given that the Fund will achieve its investment objective.

MANAGEMENT OF THE FUND   The Board has overall responsibility for the
                         management and supervision of the operations of the Fund. Any vacancy in the Board may be filled by the remaining Trustees, or, if required by the 1940 Act, by a vote of a plurality of the votes cast at a meeting of shareholders. See "Description of Shares."

FEES PAYABLE TO THE      The Fund pays to the Investment Adviser a management
INVESTMENT ADVISER       fee computed at the annual rate of 1.25% of the Fund's
AND  SUB-INVESTMENT      average daily net assets.The Investment Adviser pays a
ADVISERS                 fee to each Sub-Investment Adviser at the annual rate
                         of 0.25% of the average daily net assets of each Sub-Investment Adviser's Separate Investment Account.
                         The Investment Adviser is also entitled to Incentive
                         Fees based on each Separate Investment Account's individual investment performance.

                         Incentive Fees payable to the Investment Adviser are an amount equal to 20% of each Separate Investment Account's net profit for a fiscal period (which includes unrealized gains), subject to reduction for prior period losses of that Separate Investment Account that have not previously been offset against its net profits. Incentive Fees, if any, will be paid to the Investment Adviser promptly after the end of each fiscal period. For purposes of determining Incentive Fees, "fiscal period" is normally the fiscal year, except that, whenever the assets of a Separate Investment Account are reduced as a result of net share repurchases since the date of the end of the prior fiscal period, the period of time from the last fiscal period end through that date constitutes a fiscal period. In such event, only that portion of the accrued Incentive Fee that is attributable to the net profits of the portion of the Separate Investment Account's assets withdrawn by the Fund to fund repurchase requests will be paid to the Investment Adviser for such fiscal period.

                         Each Sub-Investment Adviser, as a non-managing member of the Investment Adviser, is also entitled to share in the profits of the Investment Adviser.

                         The Fund's Incentive Fee structure presents certain risks that are not present in investment funds without incentive fees or in investment funds where the incentive fee is determined on the overall performance of the fund. The fee rates applicable to the Fund are similar to those of other private investment funds, including hedged-equity funds, but significantly higher than those of most other registered investment companies. In addition, the Investment Adviser will be paid an Incentive Fee for a fiscal period if one or more Separate Investment Accounts has positive investment performance even if the Fund's overall performance is negative. See "Risk Factors -- Incentive Fees" and "Fees and Expenses -- Incentive Fees."

OTHER FEES AND EXPENSES  The Fund pays compensation to brokers, dealers or other financial intermediaries that hold shares for their customers at the annual rate of 0.25% of the average daily net asset value of outstanding shares owned by such customers. The Fund pays PFPC, Inc. (or its affiliates) a fee for certain transfer agency, administration, custodial, accounting and investor services provided to the Fund that is not anticipated to exceed 0.80% (annualized) of the Fund's net assets. The Fund bears all other expenses incurred in its business and operations, other than those specifically required to be borne by the Investment Adviser or the Fund's principal distributor.

OFFERING OF SHARES       Shares are offered at a price equal to the closing net
                         asset value per share on the day an order is accepted, plus a sales charge. The Fund continuously offers shares through Oppenheimer & Co. as principal distributor. The minimum initial investment in the Fund is $25,000; for existing shareholders, the minimum additional investment is $1,000 (in each case, including sales charges). Investors are subject to a sales charge as set forth on the cover page to this prospectus, subject to reduction or waiver.
                         Oppenheimer & Co. has contracted with unaffiliated broker-dealers to act as selling agents for the continuous offering. See "Offering of Shares."
                         Investors that purchase shares through such selling agents may be charged a fee by such selling agents.

DISTRIBUTION POLICY      Substantially all of any taxable net capital gain
                         realized on investments will be paid to shareholders at least annually. Under the Fund's automatic reinvestment plan, dividends will be reinvested in additional shares of the Fund unless a shareholder
                         "opts out" (i.e., elects not to participate). Shares will be issued under the plan at their net asset value on the ex-dividend date. There is no sales charge or other charge for reinvestment. The Fund reserves the right to suspend or limit the automatic reinvestment plan at any time. See "Distribution Policy --
                         Automatic Reinvestment Plan."

INVESTOR QUALIFICATIONS  Shares are offered only to investors (if a natural person, together with assets held jointly with spouse) who have a net worth of more than $1.5 million ("Qualified Investors"). Shares may be held only through Oppenheimer & Co. or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. Each selling agent is required to enter into such an agreement. A prospective investor or such prospective investor's broker, dealer or other financial intermediary is required to certify before an investment in the Fund may be made that the investor is a Qualified Investor and that the investor will not transfer shares except to a person who is a Qualified Investor and who will hold the shares through Oppenheimer & Co. or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. (A form of certification is attached to this prospectus as Appendix A.) Any attempt to transfer shares to someone who is not a Qualified Investor or to an account other than with Oppenheimer & Co. or a broker, dealer or other financial intermediary that has not entered into such an agreement for the provision of shareholder services will not be permitted and will be void. In addition, the Fund may (but is not obligated to) repurchase any such improperly transferred shares. See "Investor Qualifications and Transfer Restrictions."

INVESTOR SUITABILITY     An investment in the Fund involves a considerable
                         amount of risk. Because it is possible that an investor may lose some or all of the investment, an investor should not invest in the Fund unless the investor can afford a total loss. Prior to making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor's investment objectives and personal situation, (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs, and (iii) consult the investor's broker, dealer or other financial intermediary to determine whether the investor's risk profile is suitable for this investment.

SPECIAL INVESTMENT       The Fund is authorized to use derivative instruments
TECHNIQUES               such as short sales, put and call options on
                         securities and securities indices, swaps, swaptions and forward contracts to hedge portfolio risks, for cash management purposes or for non-hedging purposes, and uses leverage in pursuit of its investment objective. Derivatives employed may relate to a specific security or to the Fund's or any Separate
                         Investment Account's portfolio as a whole. These activities involve additional risk. See "Risk
                         Factors."

CLOSED-END STRUCTURE     The Fund is a closed-end management investment
                         company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis. In order to meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than the Fund, including that a mutual fund may not invest more than 15% of its assets in illiquid securities.

LIMITED LIQUIDITY/       Shares of the Fund are not and will not be listed or
TRANSFER                 traded on any  securities exchange or other securities
RESTRICTIONS             market, and there is no assurance that any
                         secondary market will develop for the Fund's shares.
                         Shares may be held only through Oppenheimer & Co. or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. You will not be able to redeem your shares on a daily basis because the Fund is a closed-end fund. In addition, the Fund's shares are subject to transfer restrictions that permit transfers only to persons who are Qualified
                         Investors and who hold their shares through brokers, dealers or other financial intermediaries that have entered agreements for the provision of shareholder services to the Fund. Brokers, dealers, other financial intermediaries or the Fund may require substantial documentation in connection with a requested transfer of shares, and you should not expect that you will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment.

QUARTERLY REPURCHASE     In order to provide a limited degree of liquidity to
OFFERS                   shareholders, the Fund conducts quarterly repurchase
                         offers for shares at their net asset value. Quarterly repurchase offers normally occur near the end of each calendar quarter. Currently, the Fund intends to continue to offer to repurchase 5% of its outstanding shares during the first three calendar quarters of each year and 25% of its outstanding shares during the last calendar quarter. If share repurchase requests exceed the number of shares in the Fund's repurchase offer, the Fund may (i) repurchase the tendered shares on a pro rata basis or (ii) increase the number of shares to be repurchased by up to two percent (2%) of the Fund's outstanding shares. As a result, tendering shareholders may not have all of their tendered shares repurchased by the Fund. See "Repurchase Offers."

RISK FACTORS             An investment in the Fund involves a high degree of
                         risk. These include the risks of:

                         o   loss of capital;

                         o   investing in a fund that has a limited
                             operating history;

                         o investing in a fund whose investment adviser is recently organized;

                         o investing in a fund with substantial assets invested in companies dependent on new technologies and scientific developments;

                         o investing in a fund with substantial assets invested in banking/financial services companies;

                         o investing in a fund with substantial assets invested in healthcare/biotechnology companies;

                         o   investing in a fund that is non-diversified;

                         o investing in illiquid securities of an unlisted closed-end fund;

                         o investing in a fund with a portfolio turnover rate significantly higher than most other registered investment companies;

                         o investing in a fund that may sell securities short;

                         o   investing in a fund that may use leverage;

                         o investing in a fund that may use derivatives for hedging and non-hedging purposes;

                         o investing in a fund that has the potential for conflicts of interest between the Fund and the Investment Adviser and its affiliates;

                         o investing in a fund with significantly higher fees than most other registered investment companies; and

                         o   investing in a fund that may pay incentive fees.

                         Accordingly, the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment. See "Risk Factors."

                              FINANCIAL HIGHLIGHTS

      The following table includes selected data for a share outstanding throughout the period and other performance information derived from the Financial Statements. It should be read in conjunction with the Financial Statements and notes thereto.

      The financial highlights for the fiscal years and period ended September 30 of the last three years have been audited by Ernst & Young LLP, independent registered public accountants, whose report thereon, along with the financial statements, is included in the Statement of Additional Information.


                                                                                                    For the period
PER SHARE OPERATING PERFORMANCE:               For the year ended        For the year ended      March 27, 2002 through
                                               September 30, 2004        September 30, 2003        September 30, 2002
                                               ------------------        ------------------      ----------------------
   a. Net asset value, beginning of period            $25.92                    $21.99                  $23.75
   1. Net investment income (loss)                    (0.72)                    (1.17)                  (.34)
   2. Net gains or losses on securities
      (both realized and unrealized)                  0.40                      5.10                    (1.42)
   b. Total from investment operations                (0.32)                    3.93                    (1.76)
   c. Less distributions to shareholders
   1. Dividends (from net investment income)          --                        --                      --
   2. Distributions (from capital gains)              (1.17)                    --                      --
   3. Returns of capital                              --                        --                      --
   d. Total distributions                             (1.17)                    --                      --
   e. Net asset value, end of period                  $24.43                    $25.92                  $21.99
   f. Total investment return, net                    (1.51)%                   17.87%                  (7.41)%(2)
   g. Total investment return, gross                  (0.91)%                   20.54%                  (7.41)%(2)

   RATIOS/SUPPLEMENTAL DATA
   h. Net assets, end of period (in thousands)        $115,856                  $122,749                $92,793
   i. Ratio of expenses to average net assets           3.68%                   5.99%                   4.21%
   j. Ratio of expenses without incentive fee
      to average net assets                           3.11%                     3.35%                   4.21%
   k. Ratio of incentive fee to average net assets    0.57%                     2.64%                   --
   l. Ratio of net investment loss to
      average net assets                              (2.80)%                  (4.95)%                  (2.95)%
   m. Portfolio turnover rate                         193%                      258%                    174%(2)
   n. Average debt ratio                              0.32%                     0.22%                   --
   o. Average commission rate paid(3)                 $0.04                     $0.04                   $0.0552


   (1) Immediately after the closing of the Fund's initial public offering on March 27, 2002, the Fund's net asset value per share was $23.75
   (2) Not annualized.
   (3) Not audited.

                                  RISK FACTORS

      The Fund is a speculative investment and an investment in the Fund entails substantial risks. There can be no assurance that the Fund's investment objective will be achieved. In particular, the Fund's use of leverage, active trading, short selling and derivatives transactions, and its limited diversification can, in certain circumstances, result in significant losses to shareholders.

GENERAL

      All securities investments risk the loss of capital. Investors may experience a significant decline in the value of their investment. The Fund should be considered a speculative investment. Investors should invest only if they can sustain a complete loss of their investment. To the extent that the Fund makes substantial investments in securities of a single issuer or issuers in a single industry sector, the risk of any investment decision is increased.

STOCK PRICES FLUCTUATE

      Apart from the specific risks identified below, the Fund's investments may be negatively affected by the broad investment environment in the securities markets. That investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. Therefore, as with any fund that invests in stocks, the Fund's net asset value will fluctuate. Investors may experience a significant decline in the value of their investment and could lose money. The Fund should be considered a speculative investment, and investors should invest in the Fund only if they can sustain a complete loss of their investment.

INVESTMENT IN HEALTHCARE/BIOTECHNOLOGY COMPANIES

      Under normal market conditions, the Fund invests a substantial portion of its assets in the securities of healthcare/biotechnology companies. The Fund's net asset value may be susceptible to factors affecting such industry and related industries and to greater risk and market fluctuation than the net asset value of a fund that invests in a broader range of portfolio securities. Investments in healthcare/biotechnology companies' securities face specific risks, which include:

   o intensive government regulation, making these companies susceptible to changes in government policy and failures to secure, or unanticipated delays in securing, regulatory approvals;
   o    strict regulatory approval requirements for new products and drugs;
   o intensive competition, including products that may quickly become obsolete;
   o scarcity of management, technical, scientific, research and marketing personnel with appropriate training;
   o intellectual property considerations, including the possibility of lawsuits related to patents and intellectual property;
   o changing investor sentiments and preferences with regard to healthcare/biotechnology sector investments (which are generally perceived as risky);
   o many such companies tend to be smaller companies with limited product lines and financial and managerial resources;
   o less predictable returns, less publicly available information and little or no research by the investment community;
   o reduced liquidity and a limited number of exchange listings or dealers willing to make a market;
   o increased share price volatility because, in periods of investor uncertainty, investor sentiment may favor large, well-known companies over smaller, lesser-known companies; and
   o    reliance, in many cases, on one or two key individuals for management.

INVESTMENT IN BANKING/FINANCIAL SERVICES COMPANIES

      Under normal market conditions, the Fund invests a substantial portion of its assets in the securities of companies engaged in the banking/financial services sector. The Fund's net asset value may be susceptible to factors affecting such sector and related sectors and to greater risk and market fluctuation than the net asset value of a fund that invests in a broader range of portfolio securities. Banking/financial services companies are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a banking/financial services company can make, and the interest rates and fees it can charge. These limitations may have a significant impact on the profitability of a banking/financial services company since profitability is attributable, at least in part, to the company's ability to make financial commitments such as loans. Profitability of a banking/financial services company is largely dependent on the availability and cost of the company's funds, and can fluctuate significantly when interest rates change. The financial difficulties of borrowers can negatively impact the industry to the extent that borrowers may not be able to repay loans made by financial service companies. In addition, many factors affecting companies in such industries are generally beyond such companies' control such as the performance of the U.S. and foreign economies and stock markets and interest rates. Inflation, national and world politics, fiscal policy and current events, will each have a significant effect on such companies' securities performance. The 1940 Act restricts the Fund from acquiring the securities of any company that derives more than 15% of its gross revenues from securities related activities, such as a broker, dealer, underwriter or a federally registered investment adviser (a "securities related issuer") subject to exception. Under Rule 12d3-1 under the 1940 Act, however, the Fund may generally purchase up to 5% of any class of equity securities of a securities related issuer or up to 10% of the debt securities of a securities related issuer so long as, in each case, no more than 5% of the Fund's total assets are invested in the securities related issuer. Rule 12d3-1 may operate to limit the size of the banking/financial services Sub-Investment Adviser's investment position with respect to one or more securities related issuers.

      Banking/financial services companies that are insurance companies may be subject to severe price competition, claims activity, marketing competition and general economic conditions. Particular insurance lines may also be influenced by specific matters. Property and casualty insurer profits may be affected by certain weather catastrophes, terrorist activities and other disasters. Life and health insurer profits may be affected by mortality risks and mortality rates. Individual insurance companies may be subject to material risks including inadequate reserve funds to pay claims and the inability to collect from the insurance companies that insure insurance companies, so-called reinsurance carriers. The 1940 Act restricts the Fund from acquiring any security issued by an insurance company if the Fund owns, or will own as a result of the acquisition, more than 10% of the total outstanding voting stock of the insurance company. The 1940 Act may operate to limit the size of banking/financial services Sub-Investment Adviser's investment position with respect to one or more insurance companies.

INVESTMENT IN TECHNOLOGY COMPANIES

      Under normal market conditions, the Fund invests a substantial portion of its assets in the equity securities of companies that rely significantly on technological events or advances in their product development, production or operations. The value of the Fund's shares may be susceptible to factors affecting technology and technology-related industries and to greater risk and market fluctuation than an investment in a fund that invests in a broader range of portfolio securities. Investments in technology companies' securities face specific risks, which include:

   o    many technology companies will have limited operating histories;
   o rapidly changing technologies and products that may quickly become obsolete;
   o exposure to a high degree of government regulation, making these companies susceptible to changes in government policy and failures to secure regulatory approvals;
   o cyclical patterns in information technology spending which may result in inventory write-offs;
   o scarcity of management, engineering and marketing personnel with appropriate technological training;
   o isolated setbacks as such companies tend to be smaller companies with limited product lines and limited financial resources;
   o    reliance, in many cases, on one or two key individuals for management;
   o the possibility of lawsuits related to technological patents and intellectual property; and
   o changing investor sentiments and preferences with regard to technology sector investments (which are generally perceived as risky).

INVESTMENTS IN FOREIGN SECURITIES

      The Fund may invest in the securities of foreign issuers. Investments in foreign securities face specific risks, which include: unfavorable changes in currency rates, exchange control regulations and the repatriation of capital; restrictions on, and costs associated with, the exchange of currencies; different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements; increased market risk due to regional economic and political instability; securities markets which are less developed than in the U.S. and subject to a lesser degree of supervision and regulation; foreign withholding taxes; and increased potential for corrupt business practices in certain foreign countries.

LEVERAGE; BORROWING

      The Fund borrows money for investment purposes and may borrow to meet repurchase requests. To the extent that the Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed. If the Fund's investments decline in value, the loss will be magnified if the Fund has borrowed money to make its investments.

      If the Fund does not generate sufficient cash flow from operations, it may not be able to repay borrowings, or it may be forced to sell investments at disadvantageous times to repay borrowings. The Fund's performance may be adversely affected if it is not able to repay borrowings (because of the continuing interest expense) or if it is forced to sell investments at disadvantageous times in order to repay borrowings. The Fund may elect to sell its more liquid assets first to repay borrowings, thus increasing its concentration in less liquid securities.

      The 1940 Act provides that the Fund may not borrow for any purpose if, immediately after doing so, it will have an "asset coverage" of less than 300%. This could prevent the Fund from borrowing to fund the repurchase of shares. For this purpose, an "asset coverage" of 300% means that the Fund's total assets equal 300% of the total outstanding principal balance of indebtedness. The Fund also may be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce its asset level below what is required by the 1940 Act or the Fund's borrowing arrangements.

      The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the shareholders, and the terms of any borrowings may contain provisions that limit certain activities of the Fund. Payments of interest and fees incurred in connection with borrowings will increase the Fund's expense ratio and will reduce any income the Fund otherwise would have available. The Fund's obligation to make interest or principal payments on borrowings may prevent the Fund from taking advantage of attractive investment opportunities.

      To obtain "leveraged" market exposure in certain investments and in an effort to increase the overall return to the Fund of various investments, the Fund may purchase options and other instruments that do not constitute "indebtedness" for purposes of the "asset coverage" requirement. These instruments nevertheless may involve significant economic leverage and therefore involve the risks of loss described herein. In some cases, the leverage may be significant with an associated significant risk of loss.

USE OF DERIVATIVES

      The Fund is authorized to use derivative instruments to seek to hedge portfolio risk, for cash management purposes and for non-hedging purposes in pursuit of its investment objective of capital appreciation. Investing in derivative investments involves numerous risks. For example:

   o the underlying investment or security might not perform in the manner that the Sub-Investment Adviser expects it to perform, which could make an effort to hedge unsuccessful;
   o the company issuing the instrument may be unable to pay the amount due on the maturity of the instrument;
   o certain derivative investments held by the Fund may trade only in the over-the-counter markets or not at all, and can be illiquid; and
   o derivatives may change rapidly in value because of their inherent leverage.

      ALL OF THIS CAN MEAN THAT THE FUND'S NET ASSET VALUE MAY CHANGE MORE OFTEN AND TO A GREATER DEGREE THAN IT OTHERWISE WOULD. THE FUND HAS NO OBLIGATION TO ENTER INTO ANY HEDGING TRANSACTIONS. ADDITIONAL INFORMATION REGARDING CERTAIN SPECIFIC CHARACTERISTICS OF CERTAIN DERIVATIVE INSTRUMENTS THAT THE FUND MAY UTILIZE IS SET FORTH IN THE STATEMENT OF ADDITIONAL INFORMATION UNDER "ADDITIONAL INVESTMENT POLICIES."

SHORT SELLING

      Short selling is a speculative investment technique that the Sub-Investment Adviser may use with respect to a Separate Investment Account. It involves the selling of securities that the Fund does not own coupled with the obligation to return such securities at a future date and involves the following additional risks:

   o while the potential gain on a short sale is limited, the loss is theoretically unlimited;
   o it can increase the effect of adverse price movements on the Fund's portfolio;
   o the Fund may not be able to close out a short position at any particular time or at the desired price;
   o the Fund may be subject to a "short squeeze" when other short sellers desire to replace a borrowed security at the same time as the Fund, thus increasing the price the Fund may have to pay for the security and causing the Fund to incur losses on the position;
   o if the market for smaller capitalization or foreign companies becomes illiquid, the Fund may be unable to obtain securities to cover short positions; and
   o    certain foreign markets may limit the Fund's ability to short stocks.

      The Fund will maintain in a segregated account cash or liquid securities having a value at least equal to the value of the short position, marked to market daily. Segregation of assets or covering short positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities.

RESTRICTED AND ILLIQUID INVESTMENTS

      Although each Sub-Investment Adviser invests primarily in publicly traded securities, the Fund may invest up to 15% of the value of its total assets (measured at the time of investment) in investments that are illiquid. These investments may include restricted securities, which are securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. Restricted securities and illiquid investments involve the risk that the securities will not be able to be sold at the time desired or at prices approximating the value at which the Fund is carrying the securities. In addition, where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the Fund's ability to sell such security under an effective registration statement. If, during such period, adverse market conditions were to develop, a less favorable price would be received by the Fund. Restricted securities for which no market exists and other illiquid investments are valued at fair value as determined in accordance with procedures approved and periodically reviewed by the Board.

LIMITED DIVERSIFICATION

      The Fund is a "non-diversified" investment company. Thus, there are relatively few limitations on the percentage of the Fund's assets are may be invested in the securities of any one issuer. To the extent that a relatively high percentage of the Fund's assets are invested in the securities of a limited number of issuers, some of which may be within the same industry, the Fund's investment portfolio will be more susceptible to any single economic, political or regulatory occurrence than the portfolio of a diversified investment company.

      As a non-fundamental policy, the Fund intends to invest no more than 15% of the value of its total assets (measured at the time of investment) in the securities of any one issuer. This non-fundamental policy may be changed at any time in the future by the Board. In addition, while seeking desirable investments, the Fund may temporarily exceed this limitation subject to other applicable policies and procedures.

RELIANCE ON SUB-INVESTMENT ADVISERS

      The Fund's ability to identify attractive investment opportunities is substantially dependent upon the Portfolio Managers. The Fund believes that its current Sub-Investment Advisers and their Portfolio Managers have substantial experience in investments in their respective sectors. If one or more of them (or others retained by the Fund) were to cease managing the Fund's assets, the Investment Adviser may not be able to find qualified replacements, or may require an extended time to do so. This could prevent the Fund from achieving its investment objective. In addition, the loss of a Sub-Investment Adviser will cause the Fund's investment allocation to be unbalanced across each sector until another Sub-Investment Adviser can be appointed.

INCENTIVE FEES

      The Investment Adviser has the right to receive Incentive Fees based on the independent investment performance of each Separate Investment Account. As non-managing members of the Investment Adviser, the Sub-Investment Advisers share in the profits of the Investment Adviser, which may give Sub-Investment Advisers reason to select investments for the Fund that are riskier or more speculative than they would select if the Investment Adviser were paid only an asset-based management fee. In addition, the Investment Adviser may receive Incentive Fees for a fiscal period even if the Fund's overall investment performance for that fiscal period is negative provided that one or more Separate Investment Accounts has positive investment performance and has recovered any cumulative loss.

      For purposes of determining Incentive Fees, "fiscal period" is normally the fiscal year, except that, whenever the assets of a Separate Investment Account are reduced as a result of net share repurchases, the period of time from the last fiscal period end through that date constitutes a fiscal period. In addition, the Investment Advisory Agreement may require the Fund to calculate a fiscal period under certain additional circumstances. See "Investment Advisory and Other Services" in the Statement of Additional Information.

      Except as set forth below, the Fund does not accrue an Incentive Fee attributable to any Separate Investment Account unless that Separate Investment Account has fully recovered any cumulative losses from prior periods. However, the total amount of a Separate Investment Account's cumulative loss is shared equally by all outstanding shares of the Fund. Thus, if after a loss is incurred, there are net additional sales of shares (including shares issued as a result of the reinvestment of dividends), the per-share amount (but not the dollar amount) of cumulative loss attributable to a Separate Investment Account will be reduced. These factors may reduce the benefit of the cumulative loss to existing shareholders or to a shareholder that does not reinvest distributions, and may result in a shareholder indirectly bearing a higher percentage Incentive Fee than the shareholder otherwise would.

REPURCHASE OFFERS

      The Fund offers to purchase only a small portion of its shares each quarter, and there is no guarantee that investors will be able to sell all of their shares that they desire to sell in any particular repurchase offer. If repurchase requests for any period exceed the amount to be repurchased, the Fund will repurchase only a pro rata portion of the shares tendered by each shareholder. The potential for pro-ration may cause some investors to tender more shares for repurchase than they wish to have repurchased.

      The Fund's repurchase policy may have the effect of decreasing the size of the Fund over time from what it otherwise would have been. It may, therefore, force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Fund and cause its expense ratio to increase.

      Incentive Fees are accrued as a liability of the Fund each day and so reduce the net asset value of all shares. The repurchase price received by an investor whose shares are repurchased in a quarterly repurchase offer will therefore reflect an accrual for the Incentive Fee if any Separate Investment Account has experienced an increase in net assets due to investment operations from the beginning of the fiscal period through the date of repurchase. However, that Incentive Fee accrual may subsequently be reversed if the Separate Investment Account's performance declines. No adjustment to a repurchase price will be made after it has been fixed.

      In addition, if the total number of shares repurchased in repurchase offers during a fiscal year results in the Fund closing a fiscal period, other than at fiscal year end, the Investment Adviser will receive an Incentive Fee payment if any Separate Investment Account has a cumulative net profit for that fiscal period. Thus, the Fund's repurchase policy may have the effect of causing the Investment Adviser to receive payment for a portion of the Incentive Fee in any fiscal year that it might not have otherwise earned. See "Repurchase Offers -- Consequences of Repurchase Offers."

LIMITED OPERATING HISTORY

      The Fund and the Investment Adviser were each formed in 2001 and have a limited operating history upon which investors can evaluate their respective performances. In addition, until recently, Oppenheimer & Co. had little experience in asset management. However, the asset management personnel of Oppenheimer Asset Management that perform services on behalf of the Fund and the Sub-Investment Advisers have substantial experience in managing investment portfolios, including hedged equity portfolios. The Sub-Investment Advisers manage investment funds and accounts that have investment programs that are substantially similar to the investment programs they will pursue for the Fund. See "Management of the Fund."

LIQUIDITY RISKS

      The Fund does not and will not list its shares on any securities exchange, and there is no assurance that any secondary market will develop for the Fund's shares. Shares may be held only through Oppenheimer & Co. or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. Shareholders are unable to redeem shares on a daily basis because the Fund is a closed-end fund. In addition, the shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors and who hold their shares through brokers, dealers or other financial intermediaries that have entered into an agreement for the provision of shareholder services to the Fund. Brokers, dealers, other financial intermediaries or the Fund may require substantial documentation in connection with a requested transfer of shares, and shareholders should not expect that they will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Shares are not and will not be traded on any securities exchange or other market and are subject to substantial restrictions on transfer. Although the Fund periodically offers to repurchase shares, a shareholder may not be able to liquidate its investment in the Fund within a time frame suitable to that shareholder. See "Repurchase Offers."

ACTIVE MANAGEMENT OF PORTFOLIO

      The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses are high. Although the Fund cannot accurately predict its portfolio turnover, the Investment Adviser expects that the Fund's portfolio turnover rate will significantly exceed that of other registered investment companies. A high turnover rate may also result in the realization of capital gains, including short-term gains which will be taxable to the shareholders as ordinary income.

MARKET DISRUPTION AND GEOPOLITICAL RISK

      The aftermath of the war with Iraq, the continuing occupation of Iraq and continuing terrorist attacks around the world may have a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of the occupation cannot be predicted with any certainty. The war and occupation, terrorism and related geopolitical risks have led, and may in the future lead to, increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Those events could also have an acute effect on individual issuers or related groups of issuers. These risks could also adversely affect individual issuers and securities markets, interest rates, inflation and other factors relating to the shares.

SPECIAL RISKS OF SEPARATE INVESTMENT ACCOUNT STRUCTURE

      The Investment Adviser may receive Incentive Fees that are based, in part, on the investment performance of each Separate Investment Account irrespective of the performance of any other Separate Investment Account or the investment performance of the Fund as a whole. Thus, the Investment Adviser may receive Incentive Fees in any year (or fiscal period) in the event one or more of the Separate Investment Accounts has positive investment return even if the Fund's overall investment return is negative.

      The Fund's investment decisions are made by the Sub-Investment Advisers of each Separate Investment Account. Such decisions are made independently of Sub-Investment Advisers of the other Separate Investment Accounts. In certain circumstances, one Separate Investment Account may be acquiring shares of an issuer whose shares are being disposed of by another Separate Investment Account (for example, the healthcare/biotechnology and technology Separate Investment Accounts). Consequently, the Fund could directly or indirectly incur certain transaction costs without accomplishing any net investment result. In addition, a loss resulting from the sale of a security by one Separate Investment Account may be disallowed for federal income tax purposes under the "wash sale" rule if the Fund purchases such security in another Separate Investment Account within a certain period of time after such sale.

POTENTIAL CONFLICTS OF INTEREST

      The Investment Adviser, the Sub-Investment Advisers, or their respective affiliates, provide investment management and other services to various entities. Each of the foregoing may also carry on substantial investment activities for their own accounts and for other accounts (collectively, "Other Accounts"). The Fund has no interest in these activities. As a result of the foregoing, the Investment Adviser, Sub-Investment Advisers and their respective affiliates are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons devote only so much of their time to the management of the Fund's investments as in their judgment is necessary and appropriate.

      There may be circumstances under which the Investment Adviser or the Sub-Investment Advisers may cause one or more of their Other Accounts to commit a different percentage of their respective assets to an investment opportunity than to which the Investment Adviser commits the Fund's assets. There also may be circumstances under which the Investment Adviser or the Sub-Investment Advisers may consider participation by their Other Accounts in investment opportunities in which the Investment Adviser or the Sub-Investment Adviser does not intend to invest on behalf of the Fund, or vice versa. In addition, the Sub-Investment Advisers may receive research products and services in connection with the brokerage services that the Investment Adviser and its affiliates may provide from time to time to one or more Other Accounts or to the Fund. See "Potential Conflicts of Interest" and, in the Statement of Additional Information, "Additional Potential Conflicts of Interest" and "Brokerage."

      Oppenheimer & Co. or its affiliates may act as financial adviser or lender to the Fund's portfolio companies or to affiliates of the portfolio companies to the extent that it determines that such activities are consistent with applicable law. In providing advisory and financial services, Oppenheimer & Co. or its affiliates may take actions, including without limitation restructuring, foreclosure, requiring additional collateral, charging significant fees and interest, placing the issuer in bankruptcy, or demanding payment on a loan guarantee, that may be contrary to the interests of the Fund.

                                    THE FUND

      Advantage Advisers Multi-Sector Fund I is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund was organized on August 14, 2001 in the State of Delaware. The Fund commenced operations on March 27, 2002. The Fund's principal office is located at 200 Park Avenue, 24th Floor, New York, New York 10166. Advantage Advisers, L.L.C. is responsible for the Fund's investment activities pursuant to an investment advisory agreement with the Fund (the "Investment Advisory Agreement"). Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve as the Trustees of the Fund. See "Management of the Fund -- Board of Trustees."

                                USE OF PROCEEDS

      The Fund expects that any proceeds from the sale of shares, excluding the amount of any sales charge paid by investors, will be used to implement the Fund's investment program and objectives as soon as practicable, consistent with market conditions, after receipt of such proceeds by the Fund.

                              INVESTMENT STRUCTURE

      The Fund is a specialized investment vehicle that combines certain of the features of a private investment partnership with those of a closed-end investment company that is offered to the public. Private investment partnerships are unregistered, commingled asset pools that are often aggressively managed and offered in large minimum denominations (typically between $250,000 and $1 million) through private placements to a limited number of high net worth individual and institutional investors. The general partners of these partnerships are typically compensated through asset-based fees and performance-based allocations. Closed-end investment companies are 1940 Act registered pools typically organized as corporations or business trusts whose shares are offered to the public under the 1933 Act, and that usually are managed more conservatively than most private investment partnerships, subject to relatively modest minimum investment requirements (often less than $2,000) and publicly offered to a broad range of investors. The investment advisers to these companies are typically compensated through asset-based (but not performance-based) fees.

      The Fund is similar to a private investment partnership in that its investment portfolio may be more actively managed than most other investment companies and shares are sold in comparatively large minimum denominations ($25,000) solely to qualified high net worth individual and institutional investors, whose investment is subject to both asset-based and performance-based fees. However, the Fund, like other closed-end investment companies, has registered as an investment company under the 1940 Act and has registered its offering of shares under the 1933 Act in order to continuously offer its shares to the public. This permits a larger number of investors that have a higher tolerance for investment risk to participate in its hedged-equity investment program without making the more substantial minimum capital commitment that is required by most private investment partnerships.

      To facilitate the Fund's investment program under which various Sub-Investment Advisers are assigned responsibility for managing separate, designated portions of the Fund's assets, the Fund has established a Separate Investment Account for each Sub-Investment Adviser. The Fund currently has established three Separate Investment Accounts.


                               INVESTMENT PROGRAM


INVESTMENT OBJECTIVE

      The Fund's investment objective is to seek capital appreciation while managing risk through the use of a multi-strategy hedged-equity investment program. The term "hedged equity," when used in this context, means the use by a Sub-Investment Adviser of a combination of securities positions held "long" as well as a variety of other investment techniques and instruments, including but not limited to short selling, put and call options on securities and securities indices, swaps, swaptions, forward contracts and leverage, in an effort to enhance the potential for capital appreciation while attempting to preserve capital in, and profit from, adverse or volatile market conditions.

      No assurance can be given that the Fund will achieve its investment objective.


INVESTMENT STRATEGY

      The Investment Adviser oversees the activities and performance of the Sub-Investment Advisers pursuant to the Investment Advisory Agreement. Advantage Advisers, Inc., a Delaware corporation wholly-owned by Oppenheimer Asset Management, is the managing member of the Investment Adviser and the Sub-Investment Advisers are non-managing members of the Investment Adviser. In providing services to the Fund, the Investment Adviser relies on personnel of Oppenheimer Asset Management to select Sub-Investment Advisers and to supervise the Sub-Investment Advisers. Such personnel evaluate Sub-Investment Advisers based on their experience and expertise in a particular investment strategy.

      The Investment Adviser considers the Sub-Investment Advisers to be specialists in the sectors in which they invest. The Sub-Investment Advisers have each, in the judgment of the Investment Adviser, shown the ability to achieve superior results in their sectors and within their particular investment strategies. However, history shows that no one particular investment sector or strategy produces consistent or above average total return results, either on an absolute or relative basis, over all phases of a cycle in the equity market. Although a particular investment strategy may not achieve above average performance over any given period within a cycle, the Investment Adviser believes that the blending of investment strategies across sectors can be used to achieve more consistent returns with a reduction of risk and volatility.

      The Investment Adviser initially allocated one-third of the Fund's assets available for investment to each Separate Investment Account. The portion of the Fund's total assets represented by a particular Separate Investment Account has changed, and will change, over time as a result of the Fund's investment operations. The Investment Adviser rebalances (to one-third each) the Separate Investment Accounts on December 31 of each year. Capital inflows (through additional sales of shares and dividend reinvestments) and capital outflows (through share repurchases or dividends) occurring during the calendar year will be credited or debited, as the case may be, one-third to each Separate Investment Account.

      In managing the investments of the Fund, the Sub-Investment Advisers may utilize the proprietary investment research of other investment firms and/or fundamental analysis of company financial data in seeking to identify attractive investment opportunities. The research process may involve company visits, use of valuation models, review and analysis of published research, and discussions with industry sources. The research process may also involve direct contact with the management of the companies in which the Fund invests, augmented where necessary by contacts with competitors, suppliers or end users of relevant products. Certain Sub-Investment Advisers may use information provided by specialized research firms or regional brokerage companies in order to become more knowledgeable about particular industries and geographic areas. In addition, brokerage firm analysts may be used as either research backup or company specialists. Trade publications and industry sources will also be studied on a regular basis. Finally, the network of investment managers and analysts with which the Investment Adviser, the Sub-Investment Advisers and Portfolio Managers have become acquainted during the years in which they have worked as asset managers may be utilized as informal sources of information.

      The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses may significantly exceed those of other registered investment companies. Additionally, a high portfolio turnover rate may result in the realization of capital gains, including short-term gains which are taxable to shareholders as ordinary income. Nevertheless, the tax implications of the Fund's active trading style generally will not be a factor in the management of the Fund's portfolio. The rebalancing of the assets allocated to each Separate Investment Account will also have the effect of increasing the Fund's portfolio turnover.

      Under normal market conditions, the Fund principally invests its assets in the equity or equity related securities of U.S. and non-U.S. issuers in the banking/financial services, healthcare/biotechnology and technology sectors. As a non-fundamental policy, the Fund intends to invest no more than 15% of the value of its total assets (measured at the time of investment) in the securities of any one issuer. This non-fundamental policy may be changed at any time in the future by the Board. In addition, while seeking desirable investments, the Fund may temporarily exceed this limitation subject to other applicable policies and procedures. During periods of adverse market conditions in any of such sectors, or in the equity securities market generally, the Fund and each Separate Investment Account may temporarily reduce the Fund's exposure to securities of issuers in such sectors or invest the Fund's assets in high quality fixed-income securities, including money market instruments, or hold its assets in cash. The Fund may also invest in money market instruments or hold cash for liquidity purposes to meet repurchase requests or otherwise.

      The securities in which the Fund invests typically are traded on nationally and internationally recognized securities exchanges or liquid over-the-counter markets. Depending upon market conditions and the availability of suitable investment opportunities, the Fund may utilize leverage in pursuing its investment objective. Leverage is the practice of borrowing money to purchase investments, which the Fund may do by purchasing securities on margin, borrowing from a bank or entering into reverse repurchase agreements. Equity securities in which the Fund invests may include common and preferred stock and other securities having equity characteristics, including convertible debt securities, put and call options on securities and securities indices, warrants and rights. As part of its investment program, the Fund may effect short sales of securities and may invest in debt securities. The Fund may also utilize swaps, swaptions and other derivative instruments such as forward contracts and structured equity related products, subject, however, to certain limitations described elsewhere in this prospectus or in the Statement of Additional Information, including any policies established by the Board. The Fund may also invest in non-convertible bonds and other non-convertible debt securities when a Sub-Investment Adviser believes that these securities offer opportunities for capital appreciation or a more favorable risk/reward ratio. Each of the foregoing described activities entails risk. See "Risk Factors -- Leverage; Borrowing," "-- Use of Derivatives" and "-- Short Selling."

      Additional information about the types of investments that will be made by the Fund, its investment practices and related risk factors is provided below and in the Statement of Additional Information. Except as otherwise indicated, the Fund's investment policies and restrictions are not fundamental and may be changed without a vote of shareholders under the 1940 Act.

INDUSTRY SECTORS

      BANKING/FINANCIAL SERVICES. The Fund invests a portion of its assets in the equity securities of companies engaged in the banking/financial services sector. Personnel associated with KBW Asset Management, Inc., an affiliate of Keefe, Bruyette & Woods, Inc., manage the Separate Investment Account that invests in banking/financial services companies. Background information on KBW Asset Management and biographical information concerning KBW Asset Management's Portfolio Manager personnel is set forth below under "Management of the Fund -- Sub-Investment Advisers." Since 1988, KBW Asset Management has managed various accounts utilizing the same strategy utilized in managing the banking/financial services Separate Investment Account. Certain historical performance information regarding other accounts managed by KBW Asset Management is set forth in Appendix B hereto.

      Companies engaged in the banking/financial services sector include: commercial and industrial banks; savings and loan associations, savings banks and other thrift institutions; consumer and industrial finance and leasing companies; securities brokerage and portfolio investment management firms; and insurance companies. Generally, the Fund anticipates investing a significant majority of the total assets of the Separate Investment Account in the securities of 40-50 banking/financial services companies.

      Investments may include long and short positions in equity securities. The Sub-Investment Advisers may from time to time invest in cash, debt securities and various derivatives, including options on securities and stock index options in order to hedge its Separate Investment Account. A substantial portion of the Separate Investment Account's assets are in securities issued by commercial banks and thrift institutions. The Separate Investment Account may invest in any sized capitalization companies. Although this Separate Investment Account is invested primarily in securities of U.S. issuers, up to 25% of the value of its assets may be invested in the securities of foreign issuers, including depositary receipts relating to foreign securities. See "Risk Factors -- Investments in Foreign Securities." KBW Asset Management seeks to invest in banking/financial services companies believed to be undervalued or that, in the Portfolio Manager's judgment, offer other opportunities for capital appreciation based on consideration of relevant company-, sector- and market-specific factors and trends. For example, the strategy seeks to identify securities of banking/financial services companies in particular market sectors that are undervalued relative to other issuers in the same sector or that have characteristics making the issuer an acquisition target. Conversely, the strategy may also include selling short the securities of issuers believed to be overvalued relative to similar issuers. In this regard, the strategy may make use of "pairs trading," which involves the purchase of the equity securities of a banking/financial services issuer trading at lower than expected price/earnings ratios and the simultaneous short sale of the equity securities of another banking/financial services issuer trading at higher than expected price/earnings ratios.

      The banking/financial services Separate Investment Account's investments may also include positions in non-convertible bonds and other non-convertible debt securities when the Portfolio Managers believe that these securities offer opportunities for capital appreciation, and may also include investments in share accounts of savings and loan associations and other mutual savings institutions to the extent that conversions of those organizations to stock companies offer capital appreciation potential.

      Another factor in the investment decision making process is the continuing consolidation in the banking/financial services sector generally and in the banking and thrift industries in particular. KBW Asset Management believes that the consolidation in the industry will accelerate substantially over the next several years due to a variety of factors including increased efforts at cost savings in technology through economies of scale, excess capital generation and a desire to expand into new markets and regions, and a favorable economic and regulatory environment. The industry-wide consolidation is expected to create numerous opportunities for capital appreciation through investment in the securities of financial institutions that become targets for consolidation.

      HEALTHCARE/BIOTECHNOLOGY. The Fund invests a portion of its assets in healthcare/biotechnology companies. A Portfolio Manager associated with Kilkenny Capital Management, L.L.C. is primarily responsible for the management of this Separate Investment Account, which focuses primarily on pharmaceutical and medical device companies. Background information on Kilkenny and biographical information concerning this Portfolio Manager are set forth below under "Management of the Fund -- Sub-Investment Advisers." Since 1995, Kilkenny has managed various accounts utilizing the same strategy utilized in managing the healthcare/biotechnology Separate Investment Account. Certain historical performance information regarding accounts managed by Kilkenny is set forth in Appendix C hereto.

      Kilkenny uses a proprietary valuation methodology that has been relied upon by Kilkenny in managing its other accounts to identify undervalued and overvalued securities in the healthcare/biotechnology sector. This sector has historically been characterized by dramatic short and long term volatility. This methodology seeks to profit from taking long positions in the most undervalued and, conversely, short positions in the most overvalued, securities in the sector. By simultaneously taking such long and short positions, Kilkenny believes it is possible to profit from both rising and falling securities prices, while attempting to reduce the volatility which typifies the sector.

      This strategy is inherently contrarian in nature, as those securities that are out of favor and undervalued frequently have the lowest risk and the greatest potential for upside appreciation, while the most popular securities in the sector often exhibit the opposite characteristics. Through employment of this strategy, Kilkenny seeks to produce more consistent positive investment results, with a reduced risk of capital loss, than is generally the case with traditional investing in the sector.

      The proprietary investment model (referenced above) analyzes an issuer's upside and downside potential at a given price. The model determines a security's upside potential based on an issuer's products under development, taking into account market size, probability of U.S. Food and Drug Administration approval, and time to market penetration. The model then compares this upside potential to the residual value of the company, in an attempt to quantify the potential for a decline in price due to failures of product development or marketing.

      Kilkenny's strategy employs long and short positions in securities. Kilkenny may invest in options trading and a variety of other securities and derivatives trading in attempting to achieve its objective. Kilkenny may attempt to hedge the portfolio using primarily short selling, but may use a variety of other investments in times of market adversity. Kilkenny does not typically have a bias with respect to the capitalization size of an issuer.

      TECHNOLOGY. The Fund invests a portion of its assets in technology companies and companies which derive a major portion of their revenue directly or indirectly from business lines which benefit from technological events and advances (collectively, "Technology Sector Issuers"). A Portfolio Manager associated with Alkeon Capital Management, L.L.C. is primarily responsible for managing this Separate Investment Account. Background information on Alkeon Capital and biographical information concerning Alkeon Capital's portfolio management personnel are set forth below under "Management of the Fund -- Sub-Investment Advisers." Since July 1996, personnel of Alkeon Capital have managed various accounts for affiliates of the Investment Adviser and its predecessors utilizing the same strategy that is utilized in managing the technology Separate Investment Account. Certain historical performance information regarding similar accounts managed by the Alkeon Capital Portfolio Manager responsible for managing the technology Separate Investment Account is set forth in Appendix D hereto.

      Technology Sector Issuers include those companies whose processes, products or services, in the judgment of Alkeon Capital, are or may be expected to be significantly benefited by scientific developments in the application of technical advances in manufacturing and commerce. Examples of the types of industries in which the Separate Investment Account may invest include, but are not limited to: aerospace; electronics; information sciences (including computer hardware and software, and the Internet); networking; semiconductors; and telecommunications (including equipment makers and service providers).

      The Fund's technology sector Separate Investment Account focuses on Technology Sector Issuers that Alkeon Capital believes will be instrumental in, or will benefit from, accelerating demand for their products. Under normal market conditions, the Separate Investment Account invests in the securities of both U.S. and foreign Technology Sector Issuers. In selecting investments, Alkeon Capital considers industry-wide trends and company-specific factors. Trends in the past have included: deregulation of global telecommunication markets and the associated need for upgrading existing network infrastructure; increased corporate spending on information technology for both hardware and software; the dramatic growth of the Internet and electronic commerce; the use of semiconductor technology in industrial applications that involve extensive computation; and increasingly complex media applications. Such trends tend to impact particular sectors of the technology market. On the long side of the portfolio, investments generally will be in companies that are believed to have or are developing technologies that will have a substantial and prolonged impact on particular business segments of the economy and that are expected to become instrumental in accelerating economic growth in those business segments. Company-specific factors are important indicators of a company's ability to compete effectively in rapidly changing technological markets. Factors considered include: investment in research and development at a level that represents a significant portion of the company's sales; a strong and experienced management team; a customer-oriented corporate philosophy; the ability to create an organizational structure that can attract engineering talent and motivate such talent through appropriate incentives; and, where applicable, a demonstrated track record in making acquisitions in emerging technologies that can help a company successfully augment its existing product line and accelerate revenues and earnings.

      Alkeon Capital employs an opportunistic strategy with regards to market capitalization, and employs long and short positions in securities, options trading and a variety of other securities and derivatives trading in attempting to achieve the investment objective. Alkeon Capital may attempt to hedge the Separate Investment Account primarily using short selling and options but may employ a variety of other investment instruments both as a general principle and in times of market adversity. However, there is no requirement as to the extent to which the Separate Investment Account will be hedged and there can be no assurance that the use of hedging will be successful.

                             MANAGEMENT OF THE FUND

      The Investment Adviser is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the Fund. It is responsible for all decisions regarding the Fund's assets, including supervising the allocation of the Fund's assets across various investment strategies and styles and monitoring compliance with the investment objective and policies of the Fund. The Investment Adviser makes all decisions regarding investment strategies and styles to be pursued by the Sub-Investment Advisers on behalf of the Fund (subject to the supervision of the Board) pursuant to an Investment Advisory Agreement with the Fund. Each Separate Investment Account is managed by a Portfolio Manager associated with a Sub-Investment Adviser. Sub-Investment Advisers have been selected based on their experience and expertise in particular sectors and investment strategies.

      The Investment Adviser, with the approval of the Board, may remove a Sub-Investment Adviser. The Investment Adviser may appoint additional Sub-Investment Advisers with the approval of the Board and the approval of a majority of the outstanding voting securities of the Fund, as defined by the 1940 Act.

      In providing services to the Fund, the Investment Adviser relies on personnel of Oppenheimer Asset Management to select Sub-Investment Advisers and to supervise the Sub-Investment Advisers. Such personnel evaluate the Sub-Investment Advisers based on their experience and expertise in a particular investment strategy or strategies. Personnel of Oppenheimer Asset Management that perform services on behalf of the Investment Adviser have substantial experience managing single and multi-manager private investment partnerships, including hedged equity investment products with investment strategies similar to the Fund's.

      Sub-Investment Advisers have complete discretion to purchase and sell securities and other investments with respect to the assets of the Fund consistent with the investment objective, policies and restrictions of the Fund and subject to the overall supervision of the Board. In addition, Sub-Investment Advisers have discretion to select brokers and dealers to effect securities transactions for their respective Separate Investment Account. The Investment Adviser monitors compliance with all applicable investment limitations, including those imposed by the 1940 Act.

      Additional information regarding the Investment Advisory Agreement and the services provided by the Investment Adviser, the Sub-Investment Advisers and others is provided in the Statement of Additional Information under "Investment Advisory and Other Services."

BOARD OF TRUSTEES

      The Board has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund's investment program. The Board has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business.

      The identity of the members of the Board, and brief biographical information regarding each Trustee, is set forth in the Statement of Additional Information.

THE INVESTMENT ADVISER

      Advantage Advisers, L.L.C. serves as Investment Adviser and manages the investment program of the Fund, subject to the ultimate supervision of and subject to any policies established by the Board of Trustees. The Investment Adviser may receive Incentive Fees based on the performance of each Separate Investment Account. See "Fees and Expenses -- Incentive Fees."

      The Investment Adviser was formed as a Delaware limited liability company in August, 2001 and, is registered as an investment adviser under the Advisers Act. The offices of the Investment Adviser are located at 200 Park Avenue, 24th Floor, New York, New York 10166.

      Advantage Advisers, Inc., a wholly-owned subsidiary of Oppenheimer Asset Management, is the managing member of (and therefore may be deemed to control) the Investment Adviser and oversees the Investment Adviser's provision of investment advice to the Fund. Each of Kilkenny, KBW Asset Management and Alkeon Capital are non-managing members of the Investment Adviser, and each has entered into a sub-investment advisory agreement with the Investment Adviser and the Fund to provide the advisory services described herein. Each of Kilkenny, KBW Asset Management and Alkeon Capital is registered as an investment adviser under the Advisers Act.

      Oppenheimer & Co. is a full-service, self-clearing securities brokerage firm headquartered in New York, and a broker-dealer and an investment adviser registered with the U.S. Securities and Exchange Commission. Oppenheimer & Co. is a member firm of the New York Stock Exchange and all principal U.S. exchanges and is a member of the National Association of Securities Dealers, Inc. Oppenheimer & Co. has over 1,600 financial consultants and ranks among the top 10 independent full-service retail broker-dealers in the United States, based on number of financial consultants and client assets. Oppenheimer & Co.'s address is 125 Broad Street, New York, New York 10004.

     Oppenheimer Holdings Inc. ("OPY") is the ultimate parent of both Oppenheimer Asset Management and Oppenheimer & Co. Inc. ("Oppenheimer"). Oppenheimer Asset Management is a wholly-owned subsidiary of E.A. Viner International Co. ("E.A. Viner"), which in turn is wholly-owned by OPY. OPY is a publicly traded company listed on the New York Stock Exchange. Oppenheimer is a wholly-owned subsidiary of Viner Finance Inc., which in turn is wholly-owned by E.A. Viner. In excess of 50% of the Class B (voting) shares of OPY are owned by Phase II Financial Ltd., an Ontario corporation controlled by Albert G. Lowenthal; in excess of 44% of the Class B (voting) shares of OPY are owned by Elka Estates Limited, an Ontario corporation controlled by Olga Roberts.

     The Fund may utilize brokerage services provided by affiliated brokers, including Keefe, Bruyette & Woods, Inc., Oppenheimer & Co. and Mainsail Group L.L.C. See "Potential Conflicts of Interest" and, in the Statement of Additional Information, "Brokerage."

SUB-INVESTMENT ADVISERS

      KBW ASSET MANAGEMENT, INC. Personnel associated with KBW Asset Management manage the Fund's banking/financial services Separate Investment Account. KBW Asset Management, a wholly-owned subsidiary of Keefe, Bruyette & Woods, Inc., provides investment advisory services to several institutional and individual investors. John Duffy is the Chairman and Chief Executive Officer of Keefe, Bruyette & Woods and may be deemed to be a controlling person of KBW Asset Management. As of September 30, 2004, KBW Asset Management had approximately $221 million of assets under management. Keefe, Bruyette & Woods is an institutionally-oriented securities broker-dealer and a full service investment bank devoted exclusively to the banking and financial services industries. A New York Stock Exchange-member firm, Keefe, Bruyette & Woods serves investors, banks and thrifts through its research, trading, corporate finance and advisory work. Keefe, Bruyette & Woods was founded in 1962 and is an employee-owned firm. KBW Asset Management's principal office is located at 2 Hudson Place, 4th Floor, Hoboken, New Jersey 07030. Keefe, Bruyette & Woods' principal office is located at 787 7th Avenue, 4th Floor, New York, New York 10019.

       Michael O'Brien is the Portfolio Manager of KBW Asset Management who is primarily responsible for investment decisions of the banking/financial services Separate Investment Account. Mr. O'Brien is President of KBW Asset Management. Mr. O'Brien joined Keefe, Bruyette & Woods in April 1985, and served as a senior institutional equity salesman covering the United Kingdom and the New York and Philadelphia markets. Prior to joining Keefe, Bruyette & Woods, Mr. O'Brien managed a team of consultants for Data Resources Inc., an economic consulting firm now owned by DRI/McGraw-Hill. Mr. O'Brien, who is 50, graduated with a B.A. from Trinity College in 1976. In addition, he earned an M.B.A. from the Stanford University Graduate School of Business in 1982.

      KILKENNY CAPITAL MANAGEMENT, L.L.C. Michael Walsh serves as Portfolio Manager of the Fund's healthcare/biotechnology Separate Investment Account. Mr. Walsh and his wife, Elizabeth Foster, as a result of their respective interests in Kilkenny, are each a controlling person of Kilkenny. As of September 30, 2004, Kilkenny had approximately $335 million of assets under management. Kilkenny was founded by Mr. Walsh in 1995. Mr. Walsh began his experience in the securities industry in 1983. He has focused on the healthcare/biotechnology sector since 1986. From August 1983 through July 1985, Mr. Walsh worked as a Corporate Finance Analyst for Drexel Burnham Lambert Incorporated in New York. From August 1987 to June 1990, he worked for Dionex Corporation, a publicly-traded manufacturer of scientific research instruments, as Director of Corporate Development and Biotechnology Marketing Manager. In June 1990, Mr. Walsh founded Biotechnology Business Development, a company which identified new business opportunities in the biomedical technology industry for venture capital firms and start-up companies. From November 1991 through September 1994, Mr. Walsh was a Vice President and Senior Biotechnology Research Analyst with Robertson, Stephens & Company. Mr. Walsh, who is 42, received an A.B. degree, cum laude, in Chemistry from Harvard College in 1983 and an M.B.A., with Distinction, from Harvard Business School in 1987. Kilkenny is located at 311 South Wacker Drive, Suite 6350, Chicago, Illinois 60606.

      ALKEON CAPITAL MANAGEMENT, L.L.C. Panayotis ("Takis") Sparaggis, who founded Alkeon Capital in December 2001, is the person primarily responsible for management of the technology Separate Investment Account. Mr. Sparaggis, as a result of his interest in Alkeon Capital, is a controlling person of Alkeon Capital. From May 1995 through the founding of Alkeon Capital, Mr. Sparaggis was employed by CIBC World Markets Corp. or its predecessors. As of September 30, 2004, Alkeon Capital managed approximately $866 million in assets. Mr. Sparaggis has managed investments using the same investment strategy that Alkeon Capital uses in managing the Fund's technology Separate Investment Account since July 1996. From 1993 until 1995, Mr. Sparaggis was with Credit Suisse First Boston Investment Management and was responsible for security analysis and portfolio management for domestic investments, including proprietary trading on long-short equities and convertible arbitrage. From 1995 to December 2001, Mr. Sparaggis was a managing director and senior portfolio manager in the asset management division of CIBC World Markets Corp. Mr. Sparaggis, who is 38, received a Ph.D. in Electrical and Computer Engineering and a Masters in Business Administration simultaneously from the University of Massachusetts in 1993. He received an IBM fellowship in physical sciences in 1992 and 1993. He received a Masters in Electrical and Computer Engineering from the University of Massachusetts in 1990 and a Bachelor of Science degree in Electrical Engineering and Computer Science from the National Technical University of Athens in 1988. Alkeon Capital is located at 350 Madison Avenue, 9th Floor, New York, New York 10017.

                        POTENTIAL CONFLICTS OF INTEREST

      Oppenheimer Asset Management controls Advantage Advisers, Inc., the managing member of the Investment Adviser, and, thus, may be deemed to control the Investment Adviser. In addition, Oppenheimer & Co. (directly or through its affiliates, including Oppenheimer Asset Management), carries on substantial investment activities for its own account and for other registered investment companies, private investment partnerships, institutions and individual clients (collectively, "Oppenheimer Clients"). The Fund has no interest in these activities. As a result of the foregoing, Oppenheimer & Co. and Oppenheimer Asset Management and their officers or employees who assist Oppenheimer Asset Management in its management of Advantage Advisers, Inc. will be engaged in substantial activities other than as managing member of the Investment Adviser and may have conflicts of interest in allocating their time and activities between the Fund, the Investment Adviser and Oppenheimer & Co. Oppenheimer & Co. and Oppenheimer Asset Management and their officers and employees devote only so much time to the affairs of the Investment Adviser as in their judgment is necessary and appropriate.

      Oppenheimer & Co. currently acts as the principal distributor for the Fund's shares and bears various costs associated with its activities as distributor. Oppenheimer & Co., as an affiliate of the managing member of the Investment Adviser and in its capacity as distributor for the Fund, compensates its account executives for their ongoing servicing of Oppenheimer & Co.'s customers with whom they have placed shares based upon the amount of customer assets being serviced. See "Fees and Expenses -- Shareholder Servicing Fee" and "The Offering."

      Situations may arise in which accounts affiliated with Oppenheimer & Co. or its affiliates have purchased securities that would have been suitable for investment by the Fund, but which the Fund, for various reasons, did not choose to purchase. This could affect the availability (or price) of investments to the Fund at a later time. From time to time, in the course of its brokerage, investment or dealer activities, Oppenheimer & Co. or its affiliates may trade, position or invest in, for its own account, the same securities, as those in which the Fund invests. This could have an adverse impact on the Fund's investment performance.

      Oppenheimer & Co. and its affiliates may provide brokerage and other services from time to time to one or more accounts or entities managed by the Sub-Investment Advisers or one of their affiliates.

      The Sub-Investment Advisers, their respective affiliates and the persons who serve as Portfolio Managers carry on substantial investment activities other than on behalf of the Fund, including for other advised accounts and for their own accounts. In addition, the Sub-Investment Advisers, their respective affiliates and the persons serving as Portfolio Managers advise (or serve as general partners of) investment funds, and may in the future serve in a similar capacity for other investment funds, including registered investment companies and private investment companies, established by the Sub-Investment Advisers or others, with investment programs similar to that of the Fund. (All accounts managed by the Sub-Investment Advisers, excluding the Separate Investment Accounts, are referred to collectively as the "Other Accounts.") The Fund has no interest in these activities. As a result of the foregoing, the Sub-Investment Advisers and the persons who serve as Portfolio Managers are engaged in substantial activities other than on behalf of the Fund or their respective Separate Investment Account and may have conflicts of interest in allocating their time and activity between the Fund, their respective Separate Investment Account and the Other Accounts. These persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

      In addition, the Sub-Investment Advisers may receive research products and services in connection with the brokerage services that Oppenheimer & Co. and its affiliates may provide from time to time to one or more Other Accounts or to the Fund.

      Additional information regarding potential conflicts of interest is provided in the Statement of Additional Information under "Additional Potential Conflicts of Interest."

                             DESCRIPTION OF SHARES

      The Fund is an unincorporated business trust organized under the laws of Delaware. The Fund is authorized to issue an unlimited number of shares of beneficial interest, $0.001 par value. The Board is authorized to increase or decrease the number of shares the Fund is authorized to issue. Each share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.

      All shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. The Fund sends annual and semi-annual reports, including financial statements, to all shareholders. The Fund does not intend to hold annual meetings of shareholders. Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable. Shares are not available in certificated form. Any transfer of shares will be void if made (i) to an account held through a broker, dealer or other financial intermediary that has not entered into an agreement for the provision of shareholder services to the Fund or (ii) to any person who is not a Qualified Investor. In addition, in the event of any transfer that violates the foregoing transfer restrictions, such as pursuant to testate or intestate succession, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred shares at their then current net asset value. This repurchase right would be in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer.

      Shares of closed-end investment companies frequently trade on an exchange at prices lower than net asset value. Shares of the Fund are not listed on any exchange and the Fund does not expect that any secondary market will develop for the shares. Investors will be required to contact their broker, dealer or other financial intermediary with respect to the possibility of selling shares. Prices received or paid for shares in transactions will not be available to the public, thus, the Fund and shareholders will not be able to inform themselves if such transactions were effected at a premium or a discount to net asset value. The Fund cannot offer any assurance that any broker or dealer will make a market in the shares or that transactions in any such market will be effected at a price equal to or higher than net asset value.

                CERTAIN PROVISIONS IN THE DECLARATION OF TRUST

      The Fund's Second Amended and Restated Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium by discouraging a third party from seeking to obtain control over the Fund. Any such attempts to acquire control of the Fund could have the effect of increasing the expenses of the Fund and disrupting the normal operations of the Board and the Fund. The approval, adoption or authorization of certain transactions with any Principal Shareholder (as defined below) requires the affirmative vote of a majority of the Trustees followed by the affirmative vote of the holders of at least 75% of the outstanding shares, unless the transaction has been approved by at least 80% of the Trustees, in which case "a majority of the outstanding voting securities" (as defined in the 1940 Act) shall be required. For purposes of these provisions, a 5% or greater holder of a class or series of shares (a "Principal Shareholder") refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding shares.

      The 5% holder transactions subject to these special approval requirements are:

     o the merger or consolidation of the Fund or any subsidiary of the Fund with or into any Principal Shareholder;
     o the issuance of any securities of the Fund to any Principal Shareholder for cash, except pursuant to the automatic dividend reinvestment plan;
     o the sale, lease or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period; or
     o the sale, lease or exchange to the Fund or any subsidiary of the Fund, in exchange for securities of the Fund, of any assets of any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period.

      To convert the Fund to an open-end investment company, the Declaration of Trust requires the favorable vote of a majority of the Board followed by the favorable vote of the holders of at least 75% of the outstanding shares, unless such amendment has been approved by at least 80% of the Trustees, in which case "a majority of the outstanding voting securities" (as defined in the 1940 Act) shall be required. The foregoing vote would satisfy a separate requirement in the 1940 Act that any conversion of the Fund to an open-end investment company be approved by the shareholders. The Board believes, however, that the closed-end structure is desirable in light of the Fund's investment objective and policies. Therefore, investors should assume that it is not likely that the Board would vote to convert the Fund to an open-end fund.

      To liquidate the Fund, the Declaration of Trust requires the favorable vote of a majority of the Board followed by the favorable vote of the holders of at least 75% of the outstanding shares, unless such amendment has been approved by at least 80% of the Trustees, in which case "a majority of the outstanding voting securities" (as defined in the 1940 Act) shall be required.

      The Board has determined that provisions with respect to the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

CERTAIN TAX MATTERS

      The Fund has elected and qualified, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. To qualify as a regulated investment company, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

      Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits. Distributions of the Fund's net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. Shareholders may be proportionately liable for taxes on income and gains but shareholders not subject to tax on their income will not be required to pay any tax on amounts distributed to them. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. For additional information, see the Statement of Additional Information under "Taxes."

OUTSTANDING SECURITIES

                                                           Amount Outstanding
    Title of Class                                    (as of September 30, 2004)
    --------------                                    --------------------------
   Common Shares                                             4,741,608


                               FEES AND EXPENSES

MANAGEMENT FEE

      In return for the services described herein and in the Statement of Additional Information under "Investment Advisory and Other Services," the Fund pays a management fee to the Investment Adviser for management services and for services provided by the Investment Adviser or an affiliate for certain administrative services computed at the annual rate of 1.25% of the Fund's average daily net assets, which is due and payable in arrears within five business days after the end of each month. This fee is accrued daily as an expense to be paid out of the Fund's assets and has the effect of reducing the net asset value of the Fund. The Investment Adviser pays a fee to each Sub-Investment Adviser for services provided by each Sub-Investment Adviser computed at the annual rate of 0.25% of the average daily net assets of each Sub-Investment Adviser's Separate Investment Account.

INCENTIVE FEES

      The Fund may pay Incentive Fees to the Investment Adviser at the end of each fiscal period calculated as summarized herein. Incentive Fees are payable to the Investment Adviser from the Fund (out of assets allocated to the Separate Investment Account) based on the independent investment performance of each Separate Investment Account for a fiscal period. The Investment Adviser is paid an Incentive Fee equal to 20% of each Separate Investment Account's net profit, which is equal to the net realized and unrealized gains or losses and net investment income or loss of the Separate Investment Account for the fiscal period, subject to reduction for prior period realized and unrealized losses of the Separate Investment Account that have not previously been offset against its net profits. The Investment Adviser is under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee with respect to a Separate Investment Account for a fiscal period will not be reversed by the subsequent decline in assets of that Separate Investment Account in any subsequent fiscal period.

      The Fund calculates and accrues Incentive Fees daily based on each Separate Investment Account's investment performance. The Fund's net asset value is reduced or increased each day to reflect these calculations. For purposes of calculating the Incentive Fee, expenses of the Fund that are not specifically attributable to any Separate Investment Account are allocated to all Separate Investment Accounts when incurred, one-third each.

      Incentive Fees payable, or portion thereof, are determined as of, and are promptly paid after, the last day of a fiscal period. The fiscal period is normally the fiscal year, except that, whenever the assets of a Separate Investment Account are reduced as a result of net share repurchases since the date of the end of the prior fiscal period, the period of time from the last fiscal period end through that date constitutes a fiscal period. In such event, only that portion of the accrued Incentive Fee that is attributable to the net profits of the portion of the Separate Investment Account's assets withdrawn by the Fund to fund repurchase requests is paid to the Investment Adviser for such fiscal period. In addition, the Investment Advisory Agreement may require the Fund to calculate a fiscal period under certain additional circumstances. See "Investment Advisory and Other Services" in the Statement of Additional Information.

      No Incentive Fee with respect to a Separate Investment Account is payable for any fiscal period unless losses and depreciation attributable to such Separate Investment Account's cumulative loss account from prior fiscal periods have been recovered. The Fund establishes a cumulative loss account for each Separate Investment Account which is equal to the dollar amount of that Separate Investment Account's cumulative net loss. Thus, if any Separate Investment Account has a balance in its cumulative loss account at the end of a fiscal period, there will be no Incentive Fee payable for such Separate Investment Account. The Fund tracks each Separate Investment Account's "cumulative loss" on a daily basis. Each time the assets of a Separate Investment Account are reduced through net share repurchases since the date of the end of the prior fiscal period (resulting in the close of a fiscal period), the Fund adjusts the amount of any cumulative loss attributable to a Separate Investment Account downward in proportion to the decrease in assets; thereby reducing the amount of cumulative loss attributable to the Separate Investment Account.

      Each Sub-Investment Adviser, as a non-managing member of the Investment Adviser, will be entitled to share in the profits of the Investment Adviser.

      For the year ended September 30, 2004, the Fund paid incentive fees to the Investment Adviser of $754,780.

SHAREHOLDER SERVICING FEE

      The Fund pays compensation to selected brokers, dealers and other financial intermediaries that hold shares for their customers in accordance with the several selling and servicing agreements between the Fund's principal distributor and the brokers, dealers and other financial intermediaries that act as selling agents in the offering of the Fund's shares. The shareholder servicing fee is payable quarterly at an annual rate of 0.25% of the average daily net asset value of outstanding shares owned by customers of such brokers, dealers and other financial intermediaries.

      Brokers, dealers and other financial intermediaries are compensated for providing customary shareholder services which include responding to shareholder questions about the Fund and the transferability of shares, assisting in selecting dividend payment options and assisting the Fund in administering repurchases as well as for their services in assisting clients in determining whether they are qualified to invest in the Fund. The selling and servicing agreements provide that the brokers, dealers and other financial intermediaries have implemented procedures designed to enable them to form a reasonable belief that any transferees of the shares that are their clients are Qualified Investors and that each broker, dealer or other financial intermediary will agree to cooperate in the event of a regulatory audit to determine the Qualified Investor status of the shareholders for whom it holds shares. Servicing fees are accrued daily as an expense of the Fund.

OTHER FEES AND EXPENSES OF THE FUND

      PFPC Inc. ("PFPC") and its affiliates provide transfer agency, administration, custodial, accounting and investor services to the Fund which are in addition to the services provided by the Investment Adviser, as described above. In consideration for these services, the Fund pays PFPC a fee that is not anticipated to exceed 0.80% (annualized) of the Fund's net assets, plus reimbursement of certain out-of-pocket expenses. For a more complete description of the services provided by PFPC and its affiliates, see the Statement of Additional Information under "General Information -- Administrator, Custodian, Transfer Agent and Dividend Paying Agent."

      The Fund bears all expenses incurred in its business and operations, other than those specifically required to be borne by the Investment Adviser or Oppenheimer & Co.

      The Investment Adviser and the principal distributor are reimbursed by the Fund for certain expenses that they incur on behalf of the Fund.

                                  THE OFFERING

      Shares are offered at a price equal to closing net asset value per share on the day an order is accepted, plus a sales charge. The Fund continuously offers shares to Qualified Investors. Shares are currently made available through Oppenheimer & Co., as principal distributor, subject to various conditions. The Fund is not obligated to sell any shares that have not been placed with Qualified Investors. The minimum initial investment in the Fund is $25,000; for existing shareholders, the minimum additional investment is $1,000. Out of the purchase price per share, investors will be subject to a sales charge of up to 5.00% per share. The purchase price per share for purchases of $100,000 or more will be reduced as set forth on the cover page of this prospectus and in the "Fee Table" (located on page 5). The Fund will cumulatively aggregate shareholders' additional purchases of shares together with earlier purchases of shares for determining reduced sales charges. For purposes of determining reduced sales charges, an investor may combine his or her investment together with investments by the investor's spouse, or by certain individual accounts (including IRAs, Keogh and 403(b) Plans), by joint accounts of such persons, and by trust or custodial accounts on behalf of their children who are minors. A fiduciary can count all shares purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee" or similar account) will be eligible for a waiver of applicable sales charges. In addition, sales charges will be waived on purchases of shares by the Trustees and officers of the Fund and employees of Oppenheimer & Co., Oppenheimer Asset Management, and the Sub-Investment Advisers.

      Oppenheimer & Co. has contracted with unaffiliated broker/dealers to act as selling agents in the continuous offering. Such selling agents may charge investors a fee. The Board may terminate the principal distributor on 30 days' prior written notice. The Investment Adviser pays additional ongoing service compensation out of its own assets, not the assets of the Fund, to each broker, dealer or other financial intermediary whose customers own shares at the annual rate of 0.25% of the average daily net asset value of the outstanding shares owned by such customers. Certain selling agents, or their affiliates, may charge investors an additional fee for purchasing shares.

      Shares of the Fund are not and will not be listed or traded on any securities exchange or other market (such as the NASDAQ Market) and are subject to restrictions on transfer. None of the principal distributor or any other broker, dealer or other financial intermediary that acts as a selling agent in the offering intends to make a market in the shares.

      The Fund has agreed to indemnify the principal distributor and its affiliates and certain other persons against certain liabilities under the 1933 Act. Neither the principal distributor nor any other broker, dealer or other financial intermediary is obligated to buy any shares from the Fund.

      In determining whether to consummate any sales of shares, the Fund will take into account all factors it considers relevant, including market conditions, the cash available to it for investment, the number of shares available for sale and the Fund's experience with repurchase offers. The Board may discontinue additional sales at any time.

                               REPURCHASE OFFERS

      No trading market exists for Fund shares. The Fund does not expect any trading market to develop for its shares. As a result, an investor in the Fund has very limited opportunity to sell shares. To provide investors with a degree of liquidity, and the ability to receive net asset value on a disposition of shares, the Fund conducts quarterly offers to repurchase its shares. The repurchase offers are limited to 5% to 25% of the Fund's outstanding shares in the Board's discretion. Currently, the Fund expects to offer to repurchase 5% of its outstanding shares on or prior to the end of the first three calendar quarters of each year and 25% of its outstanding shares on or prior to each calendar year end. Shares are repurchased at their net asset value; the Fund does not charge a repurchase fee. The quarterly offers are made pursuant to a fundamental policy of the Fund that may be changed only with the approval of the Fund's shareholders.

      At the end of each quarter, the Fund will offer to repurchase at least 5% of the number of shares outstanding on the date repurchase requests are due. The Board may establish a larger percentage for any quarterly repurchase offer. However, the percentage will not be less than 5% or more than 25% of the shares outstanding on the date repurchase requests are due.

      Quarterly repurchase offers occur each September, December, March and June and currently close generally on the third Friday of the month.

      Prior to the commencement of any repurchase offer, the Fund sends a notification of the offer to shareholders via their brokers, dealers or other financial intermediaries. The notification specifies, among other things:

    o    the percentage of shares that the Fund is offering to repurchase;
    o    the date on which a shareholder's repurchase request is due;
    o the date that will be used to determine the Fund's net asset value applicable to the share repurchase, which is generally expected to be the third Friday of the month;
    o the date by which shareholders will receive the proceeds from their share sales; and
    o the net asset value of the shares of the Fund no more than seven days prior to the date of the notification.

      The Fund intends to send this notification approximately 30 days before the due date for the repurchase request. In no event will the notification be sent less than 21 or more than 42 days in advance. Certificated shares are not available. A shareholder's broker, dealer or other financial intermediary may require additional time to mail the repurchase offer to the shareholder, to process the request, and to credit the account with the proceeds of any repurchased shares.

      The due date for repurchase requests is a deadline that will be strictly observed. If a shareholder's broker, dealer or other financial intermediary fails to submit a shareholder's repurchase request in good order by the due date, the shareholder will be unable to liquidate the shares until a subsequent quarter, and the shareholder will have to resubmit the request in that subsequent quarter. Shareholders should advise their brokers, dealers or other financial intermediaries of their intentions in a timely manner. Shareholders may withdraw or change their repurchase request at any point before the due date.

FUNDAMENTAL POLICIES WITH RESPECT TO SHARE REPURCHASES

      The Fund has adopted the following fundamental policies with respect to its share repurchases which may only be changed by a majority vote of the outstanding voting securities of the Fund:

      Every three months, the Fund will make periodic share repurchase offers each calendar quarter (in March, June, September, December), pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.

      The repurchase request due dates will be the Wednesday immediately preceding the third Friday of the last month of each calendar quarter (or the prior business day if that day is a New York Stock Exchange holiday).

      There will be a maximum 14-day period between the due date for each repurchase request and the date on which the Fund's net asset value for that repurchase is determined.

OVERSUBSCRIBED REPURCHASE OFFER

      There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the percentage determined by the Board of Trustees for each repurchase offer sets a maximum number of shares that may be purchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional shares, but only up to a maximum amount of 2% of the outstanding shares of the Fund. If the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis.

      If prorating is necessary, the Fund will send a notice of prorating on the business day following the due date. The number of shares each investor asked to have repurchased will be reduced by the same percentage. If any shares that a shareholder wishes to have repurchased by the Fund are not repurchased because of prorating, a shareholder will have to wait until the next repurchase offer, and the shareholders repurchase request will not be given any priority over other shareholders' requests at this later date. Thus, there is a risk that the Fund may not purchase all of the shares a shareholder wishes to sell in a given quarter or in any subsequent quarter.

      In anticipation of the possibility of prorating, some shareholders may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood of prorating. There is no assurance that shareholders will be able to sell as many of their shares as they desire to sell.

      The Fund may suspend or postpone a repurchase offer in limited circumstances, but only with the approval of a majority of the Board, including a majority of the Independent Trustees. These circumstances are:

     o if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;
     o for any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;
     o for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or
     o for such other periods as the Securities and Exchange Commission may by order permit for the protection of shareholders of the Fund.

      If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund thereafter renews the repurchase offer, the Fund shall send a new notification of the offer to shareholders.

DETERMINATION OF REPURCHASE PRICE

      The repurchase price payable in respect of a repurchased share is equal to the share's net asset value on the date specified in the notice. The Fund's net asset value per share may change substantially in a short time as a result of developments at the companies in which the Fund invests. Changes in the Fund's net asset value may be more pronounced and more rapid than with other funds because of the Fund's investment objective and policies and the potential for Incentive Fees. The Fund's net asset value per share may change materially between the date a repurchase offer is mailed and the due date, and it may also change materially shortly after a repurchase due date and the date on which the net asset value for repurchases is determined. The method by which the Fund calculates net asset value is discussed below. See "Calculation of Net Asset Value."

PAYMENT

      The Fund expects to repurchase shares the business day after the net asset value determination date. Proceeds will be distributed to brokers, dealers or other financial intermediaries for distribution to their customers as specified in the repurchase offer notification, in any event, no later than 7 days after the net asset value determination date.

IMPACT OF REPURCHASE POLICY

      From the time the Fund distributes each repurchase offer notification until the net asset value determination date, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, liquid assets means assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which they are valued by the Fund, within a period of time equal to the period between a repurchase request deadline and the repurchase payment date, or of assets that mature by the repurchase payment date. The Fund is also permitted to borrow money to meet repurchase requests. Borrowing by the Fund involves certain risks for shareholders. See "Risk Factors -- Leverage; Borrowing."

CONSEQUENCES OF REPURCHASE OFFERS

      The Fund believes that repurchase offers are generally beneficial to the Fund's shareholders, and are expected to be funded from available cash or sales of portfolio securities. However, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares into a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling liquid investments, the Fund will hold a larger proportion of its total assets in illiquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which would in turn reduce the Fund's net asset value.

      Repurchase offers provide shareholders with the opportunity to dispose of shares at net asset value. There is no assurance that any secondary market for the Fund's shares will develop, and in the event that a secondary market does develop, it is possible that shares would trade in that market at a discount to net asset value.

      Repurchase of the Fund's shares will tend to reduce the number of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets will tend to increase the Fund's expense ratio. In addition, the repurchase of shares by the Fund is a taxable event to shareholders. For a discussion of these tax consequences, see "Taxes" in the Statement of Additional Information.

      Repurchase offers, to the extent they result in a net outflow of capital from the Fund, will cause the Fund to calculate fiscal periods more frequently than annually. If that occurs, shareholders could be adversely affected. For example, the Fund may be required to pay the Investment Adviser a portion of Incentive Fees accrued through that date based on the Separate Investment Accounts' respective investment performances for a fiscal period under circumstances where, if no interim fiscal periods had occurred, the Investment Adviser would not have been eligible to receive an Incentive Fee payment for an entire fiscal year. Conversely, if at the time any Separate Investment Account has a cumulative loss, such cumulative loss will be reduced in proportion to the amount of assets withdrawn from the Separate Investment Account to pay the share repurchases, with the result that the Investment Adviser will be in a better position to eventually earn an Incentive Fee with respect to that Separate Investment Account. See "Risk Factors -- Repurchase Offers."

                         CALCULATION OF NET ASSET VALUE

      The value of the net assets of the Fund is determined on each business day as of the close of regular business of the New York Stock Exchange in accordance with the procedures set forth below under the supervision of the Board of Trustees.

      Domestic exchange traded equity securities (other than options) other than those that trade on NASDAQ are valued at their last reported composite sale prices as reported on such exchanges or, in the absence of any reported sale on a particular day, at their composite bid prices (for securities held long) or their composite ask prices (for securities held short), as reported by such exchanges. Securities traded on NASDAQ are valued (i) at the NASDAQ Official Closing Price ("NOCP") (which is the last trade price at or before 4:00:02 p.m. (EST) adjusted up to NASDAQ's best offer price if the last trade is below such bid and down to NASDAQ's best offer price if the last trade is above such offer price); (ii) if no NOCP is available, at the last sale price on NASDAQ prior to the calculation of the Fund's net asset value; (iii) if no sale is shown on NASDAQ, at the bid price; or (iv) if no sale is shown and no bid price is available for a period of seven business days, the price will be deemed "stale" and the value will be determined at fair value. Securities traded on a foreign securities exchange are valued at their last sale prices on the exchange where the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Other securities for which market quotations are readily available are valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by the Investment Adviser under the supervision of the Board.

      Debt securities (other than convertible debt securities) are valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Investment Adviser monitors the reasonableness of valuations provided by the pricing service. Such debt securities with remaining maturities of 60 days or less are, absent unusual circumstances, be valued at amortized cost.

      If in the view of the Investment Adviser, the bid price of a listed option or debt security (or ask price in the case of any such security held short) does not fairly reflect the market value of the security, the Investment Adviser may value the security at fair value.

      All assets and liabilities initially expressed in foreign currencies are converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of foreign securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of foreign securities and exchange rates may be affected by events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When an event materially affects the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by the Investment Adviser under the supervision of the Board of Trustees.

      Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net asset value if the Investment Adviser's judgments regarding appropriate valuations should prove incorrect.

      The fair values of one or more assets may not, in retrospect, be the prices at which those assets could have been sold during the period in which the particular fair values were used in determining the Fund's net asset value. As a result, the Fund's issuance or repurchase of its shares at net asset value at a time when it owns securities that are valued at fair value may have the effect of diluting or increasing the economic interest of existing shareholders. Fair values assigned to the Fund's investments also affect the amount of the management fees and Incentive Fees. See "Risk Factors -- Incentive Fees." All fair value determinations by the Investment Adviser are subject to the review of the Board of Trustees.

      Expenses of the Fund, including management fees and Incentive Fees payable to the Investment Adviser, shareholder servicing fees and the costs of any borrowings, are accrued daily and taken into account for the purpose of determining net asset value.

               INVESTOR QUALIFICATIONS AND TRANSFER RESTRICTIONS

      Shares of the Fund are offered only to Qualified Investors (if a natural person, together with assets held jointly with spouse) that have a net worth of more than $1.5 million ($1,500,000). A prospective investor or such prospective investor's broker, dealer or other financial intermediary are required to certify before an investment in the Fund may be made that the investor is a Qualified Investor and that the investor will not transfer shares except to a person who is a Qualified Investor and who will hold the shares through the principal distributor or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. A form of certification is attached to this prospectus as Appendix A.

      In accordance with Rule 205-3 under the Advisers Act, certain executive officers or Trustees of the Fund or certain "knowledgeable employees" of the Investment Adviser or the Sub-Investment Advisers may invest in the Fund.

      Shares may be transferred only to another Qualified Investor. In addition, shares may be held only through a broker, dealer or other financial intermediary that is a party to an agreement for the provision of shareholder services to the Fund. Such brokers, dealers and other financial intermediaries have agreed to note the existence of transfer restrictions on confirmations of sales by them to their customers occurring after the closing. These brokers, dealers and other financial intermediaries have also agreed to ensure that transfers between their customers are made only to Qualified Investors. Any purported transfer of shares (i) to an account held through a broker, dealer or other financial intermediary that is not party to an agreement for the provision of shareholder services to the Fund or (ii) to any person who is not a Qualified Investor will be void, and the intended transferee will acquire no rights in the shares sought to be transferred. In addition, any purported transfer that violates the foregoing transfer restrictions will provide the Fund with the right but not the obligation to repurchase such shares at their then current net asset value from such transferor investor's transferee or estate. This right would be in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer. It will be difficult to sell or transfer shares. Shareholders may be unable to sell or transfer shares in the manner or at the time they desire, and they should not expect that they will be able to transfer their shares at all.

                              DISTRIBUTION POLICY

      Dividends will be paid annually on the shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments on the shares will vary in amount depending on investment income received and expenses of operation. It is likely that many of the companies in which the Fund invests will not pay any dividends, and this, together with the Fund's relatively high expenses, means that the Fund is unlikely to have income or pay dividends. The Fund is not a suitable investment if you require regular dividend income.

      Substantially all of any taxable net capital gain realized on investments will be paid to shareholders at least annually.

      In addition, depending upon the performance of the Fund's investments, the related growth of the Fund's net assets, and the availability of attractive investment opportunities, the Fund may from time to time make a distribution that constitutes a return of capital for federal income tax purposes. For additional information, see "Taxes" in the Statement of Additional Information.

      The net asset value of each share that you own will be reduced by the amount of the distributions or dividends that you receive from that share.

AUTOMATIC REINVESTMENT PLAN

      The automatic reinvestment plan is available for shareholders who wish to purchase additional shares using dividends and/or capital gain distributions paid by the Fund. Shareholders may elect to:

     o  reinvest 100% of both dividends and capital gain distributions;
     o  receive dividends in cash and reinvest capital gain distributions; or
     o  receive both dividends and capital gain distributions in cash.

      Dividends and capital gain distributions to shareholders will be automatically reinvested unless the Fund is otherwise instructed by any broker, dealer or other financial intermediary. Shareholders will not be charged any fees as a result of participating in the plan. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

      Shares will be issued at their net asset value on the ex-dividend date; there is no sales charge or other charge for reinvestment. Shareholders are free to change their election at any time by contacting their broker, dealer or other financial intermediary, who will inform the Fund. Your request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

      Although shareholders receive no cash for distributions reinvested through the plan, ordinary income and/or capital gains are realized for federal income tax purposes on the ex-dividend date. Distributions may also be subject to state and local taxes in the year they are declared. Shareholders will be required to report distributions on their tax returns, even if the distribution is reinvested in additional shares.

      The Fund reserves the right to suspend the automatic reinvestment plan at any time and require shareholders to receive all distributions in cash. The Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund does not currently expect to suspend or limit the reinvestment plan, but it may determine to do so if the amount being reinvested by shareholders exceeds the available investment opportunities that the Investment Adviser considers suitable for the Fund.

      Additional information about the plan can be obtained by contacting your financial adviser.

                              GENERAL INFORMATION

      The Fund's fiscal year ends on each September 30. The Fund's tax year for federal income tax purposes also ends on each September 30.

      Inquiries concerning the Fund and shares (including information concerning subscription and withdrawal procedures) should be directed to your financial adviser.

      All potential investors in the Fund are encouraged to consult appropriate legal and tax counsel.

                               PRIVACY POLICY OF
                    ADVANTAGE ADVISERS MULTI-SECTOR FUND I
                          ADVANTAGE ADVISERS, L.L.C.
                       OPPENHEIMER ASSET MANAGEMENT INC.
                            OPPENHEIMER & CO. INC.

YOUR PRIVACY IS PROTECTED

      An important part of our commitment to you is our respect for your right to privacy. Protecting all the information we are either required to gather or which accumulates in the course of doing business with you is a cornerstone of our relationship with you. While the range of products and services we offer continues to expand, and the technology we use continues to change, our commitment to maintaining standards and procedures with respect to security remains constant.

COLLECTION OF INFORMATION

      The primary reason that we collect and maintain information is to more effectively administer our customer relationship with you. It allows us to identify, improve and develop products and services that we believe could be of benefit. It also permits us to provide efficient, accurate and responsive service, to help protect you from unauthorized use of your information and to comply with regulatory and other legal requirements. These include those related to institutional risk control and the resolution of disputes or inquiries.

      Various sources are used to collect information about you, including (i) information you provide to us at the time you establish a relationship, (ii) information provided in applications, forms or instruction letters completed by you, (iii) information about your transactions with us or our affiliated companies, and/or (iv) information we receive through an outside source, such as a bank or credit bureau. In order to maintain the integrity of client information, we have procedures in place to update such information, as well as to delete it when appropriate. We encourage you to communicate such changes whenever necessary.

DISCLOSURE OF INFORMATION

      We do not disclose any nonpublic, personal information (such as name, address or tax identification number) about our clients or former clients to anyone, except as permitted or required by law. We maintain physical, electronic and procedural safeguards to protect such information and limit access to such information to those employees who require it in order to provide products or services to you.

      The law permits us to share client information with companies that are affiliated with us which provide financial, credit, insurance, trust, legal, accounting and administrative services to us or our clients. This allows us to enhance our relationship with you by providing a broader range of products to better meet your needs and to protect the assets you may hold with us by preserving the safety and soundness of our firm.

      Finally, we are also permitted to disclose nonpublic, personal information to unaffiliated outside parties who assist us with processing, marketing or servicing a financial product, transaction or service requested by you, administering benefits or claims relating to such a transaction, product or service, and/or providing confirmations, statements, valuations or other records or information produced on our behalf.

      It may be necessary, under anti-money laundering or other laws, to disclose information about you in order to accept your subscription. Information about you may also be released if you so direct, or if we, or an affiliate, are compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation.

      We are committed to upholding this Privacy Policy. We will notify you on an annual basis of our policies and practices in this regard and at any time that there is a material change that would require your consent.


           TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

ADDITIONAL INVESTMENT POLICIES                                         S-1
INVESTMENT ADVISORY AND OTHER SERVICES                                 S-8
ADDITIONAL POTENTIAL CONFLICTS OF INTEREST                             S-14
TAXES                                                                  S-16
BROKERAGE                                                              S-19
PROXY VOTING POLICIES AND PROCEDURES                                   S-21
GENERAL INFORMATION                                                    S-25
FINANCIAL STATEMENTS                                                   S-26

                           INTENTIONALLY LEFT BLANK

                                   APPENDIX A
                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I

      Account No.:
      Broker Name:

                             INVESTOR CERTIFICATION

      This certificate relates to Advantage Advisers Multi-Sector Fund I (the "Fund") and is given to you as broker with respect to a potential purchase of shares in the Fund.

      I hereby certify that I am a natural person with, or I am signing on behalf of a company with, a net worth of more than $1,500,000 (if a natural person, together with assets held jointly with my spouse). If I am signing on behalf of a company, I further certify that (A) such company is not a private investment company,* a registered investment company or a business development company or (B) if such a company, each equity owner can make the certification in the preceding sentence. For purposes of this test, net worth is the fair market value of the assets that I (jointly with my spouse) or such company own(s) other than household effects, less all indebtedness and liabilities of any type (including joint liabilities with any other person). I agree to produce evidence to support the foregoing certification upon request.

      In addition, I hereby confirm that I understand and agree that should I (or the company) purchase shares of the Fund, the following conditions will apply to the ownership and transfer of the shares:

      (1) Shares may be held only through a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund;

      (2) Shares may not be transferred, including by bequest, except to a person who has a net worth (if a natural person, together with assets held jointly with spouse) of more than $1,500,000, who agrees to hold his, her or its shares through a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund, and who agrees not to transfer the shares except to another person who has a net worth (if a natural person, together with assets held jointly with spouse) of more than $1,500,000 and agrees to comply with the foregoing ownership and transfer restrictions; and

      (3) Upon any transfer of shares in violation of the foregoing clauses (1) or (2), in addition to any other remedy that it may have, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred shares.

      Notwithstanding that the Fund is registered under the Investment Company Act of 1940 and the shares are being offered under an effective registration statement under the Securities Act of 1933, I acknowledge, understand and recognize that there will be no secondary market for the shares and that liquidity is limited as set forth in the prospectus. I understand that you, the Fund, the Investment Adviser and the Sub-Investment Advisers are relying on the certification and agreements made herein in determining qualification and suitability as an investor in the Fund. I understand that shares of the Fund are not an appropriate investment for, and may not be acquired by, any person who can not make this certification, and agree to indemnify you and hold you harmless from any liability that you may incur as a result of this certification being untrue in any respect. I understand that it may be a violation of state and federal law for me (or the company) to provide this certification if I know that it is not true. I have read the preliminary or final prospectus for the Fund, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that I (or the company) may lose some or all of my (or its) investment. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. I will promptly advise you if any of the statements herein ceases to be true prior to my (or the company's) purchase of shares.

      Date:  By:

      Name:

      * FOR THIS PURPOSE, "PRIVATE INVESTMENT COMPANY" MEANS A COMPANY THAT WOULD BE DEFINED AS AN INVESTMENT COMPANY UNDER SECTION 3(A) OF THE INVESTMENT COMPANY ACT BUT FOR THE EXCEPTION PROVIDED FROM THE DEFINITION BY SECTION 3(C)(1) OF SUCH ACT (I.E., NOT MORE THAN 100 SECURITY OWNERS).

                           INTENTIONALLY LEFT BLANK

                                   APPENDIX B
       COMPOSITE PERFORMANCE RECORD OF KBW ASSET MANAGEMENT ACCOUNTS (a)

      This appendix contains the investment record of accounts managed by KBW Asset Management ("KBW Asset Management Accounts"). KBW Asset Management is Sub-Investment Adviser to, and certain of its personnel act as Portfolio Managers for, the Fund's banking/financial services Separate Investment Account. The investment record has not been audited. The investment record reflects reinvestment of dividends. The investment record contains composite performance data for all KBW Asset Management Accounts managed pursuant to investment objectives, policies and strategies substantially similar to that which is utilized to manage the Fund's banking/financial services Separate Investment Account. The investment record reflects the deduction of actual fees, allocations and expenses paid by these accounts. This information has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the banking/financial services Separate Investment Account (which will be higher than those charged to the KBW Asset Management Accounts) and the payment of a sales charge, which would have reduced the performance shown. PROSPECTIVE INVESTORS SHOULD RECOGNIZE THAT THERE ARE CERTAIN DIFFERENCES BETWEEN THE INVESTMENT POLICIES OF THE FUND AND THOSE OF THE KBW ASSET MANAGEMENT ACCOUNTS COMPRISING THE COMPOSITE. PERFORMANCE OF THE FUND DIFFERS FROM THAT OF THE KBW ASSET MANAGEMENT ACCOUNTS COMPRISING THE COMPOSITE. THE KBW ASSET MANAGEMENT ACCOUNTS ARE NOT ALL SUBJECT TO THE SAME INVESTMENT RESTRICTIONS AND LIMITATIONS IMPOSED ON THE FUND BY THE 1940 ACT AND THE INTERNAL REVENUE CODE. WERE THESE RESTRICTIONS AND LIMITATIONS APPLICABLE TO ALL THESE KBW ASSET MANAGEMENT ACCOUNTS, THEIR PERFORMANCE MIGHT HAVE BEEN ADVERSELY AFFECTED.

      These data should be read in conjunction with the notes thereto. Past performance is not necessarily indicative of future performance. Investing in the Fund involves a high degree of risk. You can lose money. Performance and other information contained herein have been obtained by the Fund from sources believed to be accurate, but the Fund makes no warranty as to the accuracy or completeness thereof. Information about the S&P 500 Index and the S&P Financials Index has been obtained or derived from sources believed to be reliable but is not warranted as to accuracy or completeness. None of the Fund, the Investment Adviser or Oppenheimer Asset Management, nor any of their respective affiliates, has independently verified and is not responsible for this information, and none of the Fund, KBW, the Investment Adviser or Oppenheimer Asset Management, nor any of their respective affiliates, is responsible for information about the S&P 500 Index or the S&P Financials Index.

      The KBW Asset Management Accounts' investment record occurred in a period of primarily strong stock market performance which cannot be assumed over the long term.

                                                 KBW ASSET             S&P
                                                 MANAGEMENT            FINANCIALS        S&P 500
                  PERIOD (b)                     ACCOUNTS (c)(d)       INDEX (e)         INDEX (f)
      --------------------------------------------------------------------------------------------
      Year ended December 31, 1995 (g)...........   [    ]%              [    ]%           [    ]%
      Year ended December 31, 1996...............   [    ]%              [    ]%           [    ]%
      Year ended December 31, 1997...............   [    ]%              [    ]%           [    ]%
      Year ended December 31, 1998...............   [    ]%              [    ]%           [    ]%
      Year ended December 31, 1999...............   [    ]%              [    ]%           [    ]%
      Year ended December 31, 2000...............   [    ]%              [    ]%           [    ]%
      Year ended December 31, 2001...............   [    ]%              [    ]%           [    ]%
      Year ended December 31, 2002...............   [    ]%              [    ]%           [    ]%
      Year ended December 31, 2003...............   [    ]%              [    ]%           [    ]%

      Cumulative Return
      Nov. 1, 1995 - December 31, 2003...........  [     ]%             [     ]%          [     ]%

      Compound Annualized Return
      Nov. 1, 1995 - December 31, 2003...........  [     ]%             [     ]%          [     ]%

      Beta (h)...................................  [     ]              [     ]           [     ]
      Standard Deviation (i).....................  [     ]%             [     ]%          [     ]%


NOTES:

      (a) The performance information (above and in the following table) reflects the deduction of actual fees, allocations and expenses paid by these accounts. This information has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the banking/financial services Separate Investment Account (which will be higher than those charged to the KBW Asset Management Accounts) and the payment of a sales charge, which would have reduced the performance shown. The SEC has promulgated certain rules that require the presentation of average annual total returns for the most recent 1-, 5- and 10-year (or since inception) periods. KBW Asset Management Accounts' performance calculated for the most recent 1- and 5-year and since inception periods ended December 31, 2003 are as follows:

                                                                        SINCE
                                          1-YEAR        5-YEAR        INCEPTION
                                       ----------------------------------------
      KBW Asset Management Accounts...    [   ]%        [   ]%          [   ]%
      S&P Financials Index............    [   ]%        [   ]%          [   ]%
      S&P 500 Index...................    [   ]%        [   ]%          [   ]%


      (b) Except for the partial period in 1995, all annual periods are for 12 months ended December 31.

      (c) The performance information is for KBW Asset Management Accounts and results from applying an investment philosophy and methodology that is substantially similar to that which is expected to be used by KBW Asset Management personnel serving as the Portfolio Managers of the banking/financial services Separate Investment Account. Future investments, however, will be made under different economic conditions and likely will include different portfolio securities. The performance information is limited and may not reflect performance in different economic cycles. Investors should not assume that they will experience returns in the future comparable to those discussed herein.

      (d) At all times under consideration, assets of the KBW Asset Management Accounts were between $25.0 million and $217.0 million. The performance consists of one account from November 1995 through June 1998, increasing to 5 accounts starting in November 1999.

      (e) The Standard & Poor's Financials Index is a capitalization-weighted index of all stocks designed to measure the performance of the financial sector of the Standard & Poor's 500 Index. The index was developed in 1970. The rate of return of this index has been adjusted to reflect reinvestment of dividends. The statistical data for this index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. KBW Asset Management does not restrict its selection of securities to those comprising this index and will not do so in managing a Separate Investment Account for the Fund. Accordingly, the performance of the KBW Asset Management Accounts set forth above and the performance of this index may not be comparable.

      (f) The Standard & Poor's Composite Index of 500 Stocks (the "Index") rate of return reflects the percentage increase (or decrease) for each period for the Index. The rate of return of the Index has been adjusted to reflect reinvestment of dividends. The statistical data for the Index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. The Index is a well-known, broad based stock market index which contains only seasoned equity securities. KBW Asset Management does not restrict its selection of securities to those comprising the Index and will not do so in managing the banking/financial services Separate Investment Account. Accordingly, the performance of the KBW Asset Management Accounts set forth above and the performance of the Index may not be comparable.

      (g) Returns for 1995 are for the period November 1, 1995 through December 31, 1995. In 1995, KBW Asset Management began managing assets pursuant to investment objectives, policies and strategies substantially similar to that utilized to manage the Fund's banking/financial services Separate Investment Account.

      (h) Beta is a measure of systemic risk, or the return that is attributable to market movements. A portfolio with a beta of 1.0 has an expected risk level equal to that of the market (here represented by the S&P
500). Portfolios are considered more risky than the market if their beta is greater than 1.0 or less risky than the market if their beta is less than 1.0.

      (i) Standard deviation is a gauge of risk that measures the spread of the difference of returns from their average. The more a portfolio's returns vary from its average, the higher the standard deviation.

                            INTENTIONALLY LEFT BLANK

                                   APPENDIX C
             COMPOSITE PERFORMANCE RECORD OF KILKENNY ACCOUNTS (A)

      This appendix contains the investment record of accounts managed by Kilkenny Capital Management (collectively, "Kilkenny Accounts"). Kilkenny is Sub-Investment Adviser to, and its founder is Portfolio Manager for, the Fund's healthcare/biotechnology Separate Investment Account. The investment record has not been audited. The investment record contains composite performance data for all Kilkenny Accounts managed pursuant to investment objectives, policies and strategies substantially similar to that which is utilized to manage the Fund's healthcare/biotechnology Separate Investment Account. The investment record reflects reinvestment of dividends. The investment record reflects the deduction of actual fees, allocations and expenses paid by these accounts. This information has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the healthcare/biotechnology Separate Investment Account (which will be higher than those charged to the Kilkenny Accounts) and the payment of a sales charge, which would have reduced the performance shown. PROSPECTIVE INVESTORS SHOULD RECOGNIZE THAT THERE ARE CERTAIN DIFFERENCES BETWEEN THE INVESTMENT POLICIES OF THE FUND AND THOSE OF THE KILKENNY ACCOUNTS COMPRISING THE COMPOSITE. PERFORMANCE OF THE FUND DIFFERS FROM THAT OF THE KILKENNY ACCOUNTS COMPRISING THE COMPOSITE. THESE ACCOUNTS ARE NOT SUBJECT TO THE SAME INVESTMENT RESTRICTIONS AND LIMITATIONS IMPOSED ON THE FUND BY THE 1940 ACT AND THE INTERNAL REVENUE CODE. WERE THESE RESTRICTIONS AND LIMITATIONS APPLICABLE TO THE KILKENNY ACCOUNTS, THEIR PERFORMANCE MIGHT HAVE BEEN ADVERSELY AFFECTED.

      These data should be read in conjunction with the notes thereto. Past performance is not necessarily indicative of future performance. Investing in the Fund involves a high degree of risk. You can lose money. Performance and other information contained herein have been obtained by the Fund from sources believed to be accurate, but the Fund makes no warranty as to the accuracy or completeness thereof. Information about the S&P 500 Index and the S&P Health Care Index has been obtained or derived from sources believed to be reliable but is not warranted as to accuracy or completeness. None of the Fund, the Investment Adviser or Oppenheimer Asset Management, nor any of their respective affiliates, has independently verified and is not responsible for this information, and none of the Fund, Kilkenny, the Investment Adviser or Oppenheimer Asset Management, nor any of their respective affiliates, is responsible for information about the S&P 500 Index or the S&P Health Care Index.

      The Kilkenny Accounts investment record occurred in a period of primarily strong stock market performance, especially in the healthcare/biotechnology sector, which cannot be assumed over the long term.

                                               KILKENNY                S&P HEALTH            S&P 500
PERIOD (b)                                     ACCOUNTS (c)(d)         CARE INDEX (e)       INDEX (f)
------------------------------------------------------------------------------------------------------
Year ended December 31, 1995 (g)...........    [   ]%                     [   ]%             [   ]%
Year ended December 31, 1996...............    [   ]%                     [   ]%             [   ]%
Year ended December 31, 1997...............    [   ]%                     [   ]%             [   ]%
Year ended December 31, 1998...............    [   ]%                     [   ]%             [   ]%
Year ended December 31, 1999...............    [   ]%                     [   ]%             [   ]%
Year ended December 31, 2000...............    [   ]%                     [   ]%             [   ]%
Year ended December 31, 2001...............    [   ]%                     [   ]%             [   ]%
Year ended December 31, 2002...............    [   ]%                     [   ]%             [   ]%
Year ended December 31, 2003...............    [   ]%                     [   ]%             [   ]%

Cumulative Return
May 1, 1995 - December 31, 2003............    [   ]%                     [   ]%             [   ]%
Compound Annualized Return
May 1, 1995 - December 31, 2003............    [   ]%                     [   ]%             [   ]%

Beta (h)...................................    [   ]                      [   ]              [   ]

Standard Deviation (i).....................    [   ]%                     [   ]%             [   ]%


NOTES:

      (a) The performance information (above and in the following table) reflects the deduction of actual fees, allocations and expenses paid by these accounts. This information has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the healthcare/biotechnology Separate Investment Account (which will be higher than those charged to the Kilkenny Accounts) and the payment of a sales charge, which would have reduced the performance shown. The SEC has promulgated certain rules that require the presentation of average annual total returns for the most recent 1-, 5- and 10-year (or since inception) periods. Kilkenny Accounts' performance calculated for the most recent 1- and 5-year and since inception periods ended December 31, 2003 are as follows:

                                                                       SINCE
                                           1-YEAR        5-YEAR      INCEPTION
                                        ----------------------------------------
      Kilkenny Accounts.................   [   ]%        [   ]%       [   ]%
      S&P Health Care Index.............   [   ]%        [   ]%       [   ]%
      S&P 500 Index.....................   [   ]%        [   ]%       [   ]%

      (b) Except for the partial period in 1995, all annual periods are for 12 months ended December 31.

      (c) The performance information is for accounts managed by Kilkenny and results from applying an investment philosophy and methodology that is substantially similar to that which is expected to be used by Kilkenny personnel serving as the Portfolio Manager of the healthcare/biotechnology Separate Investment Account. Future investments, however, will be made under different economic conditions and likely will include different portfolio securities. The performance information is limited and may not reflect performance in different economic cycles. Investors should not assume that they will experience returns in the future comparable to those discussed herein.

      (d) At all times under consideration, assets of the Kilkenny Accounts were between $4.5 million and $294 million. The performance consists of one account from May 1995 through June 1998 and from October 1999 through March 2000, and two accounts from July 1998 through September 1999, and again beginning in April 2000.

      (e) The Standard & Poor's Health Care Index is a capitalization-weighted index of all of the stocks in the Standard & Poor's 500 that are involved in the business of health care related products or services. The index was developed with a base value of 100 as of January 14, 1987. The rate of return of this index has been adjusted to reflect reinvestment of dividends. The statistical data for this index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. Kilkenny does not restrict its selection of securities to those comprising this index and will not do so in managing a Separate Investment Account for the Fund. Accordingly, the performance of the Kilkenny Accounts set forth above and the performance of this index may not be comparable.

      (f) The Standard & Poor's Composite Index of 500 Stocks (the "Index") rate of return reflects the percentage increase (or decrease) for each period for the Index. The rate of return of the Index has been adjusted to reflect reinvestment of dividends. The statistical data for the Index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. The Index is a well-known, broad based stock market index which contains only seasoned equity securities. Kilkenny does not restrict its selection of securities to those comprising the Index and will not do so in managing a Separate Investment Account for the Fund. Accordingly, the performance of the Kilkenny Accounts set forth above and the performance of the Index may not be comparable.

      (g) Returns for 1995 are for the period May through December 1995. In 1995, Kilkenny began managing assets pursuant to investment objectives, policies and strategies substantially similar to that utilized to manage the Fund's healthcare/biotechnology Separate Investment Account.

      (h) Beta is a measure of systemic risk, or the return that is attributable to market movements. A portfolio with a beta of 1.0 has an expected risk level equal to that of the market (here represented by the S&P
500). Portfolios are considered more risky than the market if their beta is greater than 1.0 or less risky than the market if their beta is less than 1.0.

      (i) Standard deviation is a gauge of risk that measures the spread of the difference of returns from their average. The more a portfolio's returns vary from its average, the higher the standard deviation.

                            INTENTIONALLY LEFT BLANK

                                   APPENDIX D
                 COMPOSITE PERFORMANCE RECORD OF ALKEON CAPITAL
                         TECHNOLOGY SECTOR ACCOUNTS (a)
 xxx
      Alkeon Capital and its founder, who is primarily responsible for the investment record set forth herein, is Sub-Investment Adviser to, and is the Portfolio Manager of, the Fund's technology Separate Investment Account. This appendix contains the investment record of all accounts managed by Alkeon Capital ("Alkeon Technology Sector Accounts"). The investment record has not been audited. The investment record reflects reinvestment of dividends. The investment record contains composite performance data for all accounts managed by Alkeon Capital pursuant to investment objectives, policies and strategies substantially similar to that which is utilized to manage the Fund's technology Separate Investment Account. The investment record reflects the deduction of actual fees, allocations and expenses paid by these accounts. The investment record has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the technology Separate Investment Account (which may be higher than those charged to the Alkeon Capital Accounts) and the payment of a sales charge, which would have reduced the performance shown. PROSPECTIVE INVESTORS SHOULD RECOGNIZE THAT THERE ARE CERTAIN DIFFERENCES BETWEEN THE INVESTMENT POLICIES OF THE FUND AND THOSE OF THE ACCOUNTS COMPRISING THE COMPOSITE. PERFORMANCE OF THE FUND DIFFERS FROM THAT OF THE ACCOUNTS COMPRISING THE COMPOSITE. THESE ACCOUNTS ARE NOT ALL SUBJECT TO THE SAME INVESTMENT RESTRICTIONS AND LIMITATIONS IMPOSED ON THE FUND BY THE INVESTMENT COMPANY ACT OF 1940 AND THE INTERNAL REVENUE CODE. WERE THESE RESTRICTIONS AND LIMITATIONS APPLICABLE TO ALL THESE ACCOUNTS, THEIR PERFORMANCE MIGHT HAVE BEEN ADVERSELY AFFECTED.

      These data should be read in conjunction with the notes thereto. Past performance is not necessarily indicative of future performance. Investing in the Fund involves a high degree of risk. You can lose money. Performance and other information contained herein have been obtained by the Fund from sources believed to be accurate, but the Fund makes no warranty as to the accuracy or completeness thereof. Information about the S&P 500 Index and the S&P Technology Index has been obtained or derived from sources believed to be reliable but is not warranted as to accuracy or completeness. None of the Fund, the Investment Adviser or Oppenheimer Asset Management, nor any of their respective affiliates, has independently verified and is not responsible for this information, and none of the Fund, Alkeon, the Investment Adviser or Oppenheimer Asset Management, nor any of their respective affiliates, is responsible for information about the S&P 500 Index or the S&P Technology Index.

      The investment record of Alkeon Capital occurred in a period of primarily strong stock market performance, especially in the technology sector, which cannot be assumed over the long term.

                                                 ALKEON CAPITAL
                                                TECHNOLOGY SECTOR           S&P
                                                ACCOUNTS (ALKEON         TECHNOLOGY           S&P 500
          PERIOD (b)                             PERSONNEL) (c)(d)         INDEX (e)         INDEX (f)
---------------------------------------------------------------------------------------------------------
Year ended December 31, 1997(g)                       [   ]%                 [   ]%              [   ]%
Year ended December 31, 1998                          [   ]%                 [   ]%              [   ]%
Year ended December 31, 1999                          [   ]%                 [   ]%              [   ]%
Year ended December 31, 2000                          [   ]%                 [   ]%              [   ]%
Year ended December 31, 2001                          [   ]%                 [   ]%              [   ]%
Year ended December 31, 2002                          [   ]%                 [   ]%              [   ]%
Year ended December 31, 2003                          [   ]%                 [   ]%              [   ]%

Cumulative Return
December 23, 1997 - December 31, 2003                 [   ]%                 [   ]%              [   ]%

Compound Annualized
Return December 23, 1997 - December 31, 2003          [   ]%                 [   ]%              [   ]%

Beta (h)                                              [   ]                  [   ]               [   ]

Standard Deviation (i)                                [   ]%                 [   ]%              [   ]%



       Notes:

      (a) The performance information (above and in the following table) reflects the deduction of actual fees, allocations and expenses paid by these accounts. This information has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the technology Separate Investment Account (which may be higher than those charged to the Alkeon Technology Sector Accounts) and the payment of a sales charge, which would have reduced the performance shown. The SEC has promulgated certain rules that require the presentation of average annual total returns for the most recent 1-, 5- and 10-year (or since inception) periods. Alkeon Technology Sector Accounts performance calculated for the most recent 1- and 5-year and since inception periods ended December 31, 2003 are as follows:

                                                  1-YEAR     5-YEAR    INCEPTION
                                               ---------------------------------
   Alkeon Capital Technology Sector Accounts...   [   ]%     [   ]%     [   ]%
   S&P Technology Index........................   [   ]%     [   ]%     [   ]%
   S&P 500 Index...............................   [   ]%     [   ]%     [   ]%

      (b) Except for the partial period in 1997, all annual periods are for the 12 months ended December 31.

      (c) The performance information is for accounts managed by Alkeon Capital (and prior to its founding, certain personnel of Alkeon Capital then managing accounts for CIBC World Markets) and results from applying an investment philosophy and methodology that is substantially similar to that which is expected to be used by Alkeon Capital personnel serving as the Portfolio Manager of the technology Separate Investment Account. Future investments, however, will be made under different economic conditions and likely will include different portfolio securities. The performance information is limited and may not reflect performance in different economic cycles. Investors should not assume that they will experience returns in the future comparable to those discussed herein.

      (d) At all times under consideration, assets of the Alkeon Technology Sector Accounts were between $7.2 million and $1.06 billion. The performance consists of one account from December 1997 through January 1998, increasing to eight accounts beginning in January 2003 and ten accounts at present.

      (e) The Standard & Poor's Technology Index is a capitalization-weighted index of all stocks designed to measure the performance of the technology sector of the Standard & Poor's 500 Index. The index was developed commencing with the period 1941-1943. The rate of return of this index has been adjusted to reflect reinvestment of dividends. The statistical data for this index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. Alkeon Capital does not restrict the selection of securities to those comprising this index and Alkeon Capital will not do so in managing a Separate Investment Account for the Fund. Accordingly, the performance of Alkeon Capital Technology Sector Accounts set forth above and the performance of this index may not be comparable.

      (f) The Standard & Poor's Composite Index of 500 Stocks (the "Index") rate of return reflects the percentage increase (or decrease) for each period for the Index. The rate of return of the Index has been adjusted to reflect reinvestment of dividends. The statistical data for the Index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. The Index is a well-known, broad based stock market index which contains only seasoned equity securities. Alkeon Capital does not restrict the selection of securities to those comprising the Index and Alkeon Capital will not do so in managing a Separate Investment Account for the Fund. Accordingly, the performance of Alkeon Capital Technology Sector Accounts set forth above and the performance of the Index may not be comparable.

      (g) Returns for 1997 are for the period December 23, 1997 through December 31, 1997, when Alkeon's Portfolio Manager began managing assets pursuant to investment objectives, policies and strategies substantially similar to that utilized to manage the Fund's technology Separate Investment Account.

      (h) Beta is a measure of systemic risk, or the return that is attributable to market movements. A portfolio with a beta of 1.0 has an expected risk level equal to that of the market (here represented by the S&P
500). Portfolios are considered more risky than the market if their beta is greater than 1.0 or less risky than the market if their beta is less than 1.0.

      (i) Standard deviation is a gauge of risk that measures the spread of the difference of returns from their average. The more a portfolio's returns vary from its average, the higher the standard deviation.

                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I
                         Shares of Beneficial Interest







                                   PROSPECTUS

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, December 10, 2004

                    ADVANTAGE ADVISERS MULTI-SECTOR FUND I

                          200 PARK AVENUE, 24TH FLOOR
                           NEW YORK, NEW YORK 10166
                                (212) 667-4225

                      STATEMENT OF ADDITIONAL INFORMATION

         This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of Advantage Advisers Multi-Sector Fund I (the "Fund"), dated [ ], 2004. A copy of the prospectus may be obtained by contacting the Fund at the address or telephone number set forth above.

                               TABLE OF CONTENTS

ADDITIONAL INVESTMENT POLICIES                                          S-1
INVESTMENT ADVISORY AND OTHER SERVICES                                  S-8
ADDITIONAL POTENTIAL CONFLICTS OF INTEREST                              S-14
TAXES                                                                   S-16
BROKERAGE                                                               S-19
PROXY VOTING POLICIES AND PROCEDURES                                    S-21
GENERAL INFORMATION                                                     S-25
FINANCIAL STATEMENTS                                                    S-26


                        ADDITIONAL INVESTMENT POLICIES

         The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below.

FUNDAMENTAL POLICIES

         The Fund has adopted the following six fundamental investment restrictions, which cannot be changed without the vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act):

         (1) The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry;

         (2) The Fund will not issue senior securities representing stock, but may borrow money from banks, brokers and other lenders, and may engage in transactions involving the issuance by the Fund of "senior securities" representing indebtedness, to the extent permitted by the 1940 Act.

         (3) The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

         (4) The Fund will not make loans of money or securities to other persons, except through purchasing debt securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

         (5) The Fund will not purchase or sell commodities, commodity contracts, foreign currency, futures or futures contracts except as, and to the extent, permitted by applicable law without the Fund becoming subject to registration with the Commodity Futures Trading Commission as a commodity pool.

         (6) The Fund will not purchase, hold or deal in real estate, but may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate.

         The investment objective of the Fund and its policies with respect to share repurchases (as set forth in the prospectus) are also fundamental and may not be changed without a vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act).

         Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called,
(i) of 67 percent or more of the voting securities present at the meeting, if the holders of more than 50 percent of the outstanding voting securities of the Fund are present or represented by proxy; or (ii) of more than 50 percent of the outstanding voting securities of the Fund, whichever is less.

         With respect to the investment restriction set forth in (1) above, and other policies described herein and in the prospectus, except the incurrence of leverage or the issuance or deemed issuance of a senior security, if a percentage restriction is adhered to at the time of entering into the investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of the restriction or policy. In addition to the restrictions contained in the fundamental investment policies stated above, the Fund is subject to certain restrictions imposed by the 1940 Act on registered investment companies, including restrictions with respect to its investment in the securities of other investment companies, insurance companies and companies engaged in certain securities related businesses.

ADDITIONAL SIGNIFICANT INVESTMENT POLICIES

         The Fund intends to reserve its freedom of action with respect to short sales, purchasing securities on margin and the writing of put and call options. The Fund does not intend to limit the percentage amounts of assets to be devoted to such activities. Such activities, however, are subject to the asset coverage requirements of the 1940 Act. See "Certain Portfolio Securities and Other Investment Policies -- Leverage."

CERTAIN PORTFOLIO SECURITIES AND OTHER INVESTMENT POLICIES

         EQUITY SECURITIES. A significant portion of the Separate Investment Accounts' respective investment portfolios normally will consist of long and short positions in common stocks and other equity securities including, but not limited to, preferred stocks, convertible preferred stocks and convertible debt securities. The values of equity securities change in response to many factors, including, but not limited to, the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions.

         The Separate Investment Accounts' investments may include securities that are listed on foreign and U.S. securities exchanges as well as unlisted securities that are traded over-the-counter. Equity securities of companies traded over-the-counter and on foreign exchanges may not be traded in the volumes typically found on a national securities exchange in the U.S. Consequently, a Separate Investment Account may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than is required to dispose of the securities of U.S. exchange listed companies.

         There is no minimum required market capitalization of the companies in which a Separate Investment Account may invest, and a Separate Investment Account may invest a significant portion of its assets in securities of companies having smaller market capitalization. Investments in companies with smaller market capitalization are generally riskier than investments in larger, well-established companies. Smaller companies often are more recently formed than larger companies and may have limited product lines, distribution channels and financial and managerial resources. There is often less publicly available information about these companies than there is for larger, more established issuers, making it more difficult for the Investment Adviser or the Sub-Investment Advisers to analyze the value of such companies. The equity securities of smaller companies are often traded over-the-counter and those securities may not be traded in the volume typical for securities that are traded on a national securities exchange. Consequently, a Separate Investment Account may be required to sell these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies. These companies may not be well known to the investing public, may not have significant institutional ownership and may have cyclical, static or only moderate growth prospects. Additionally, the securities of these companies may be more volatile in price and have less liquidity than the securities of companies having larger market capitalization.

         Common Stocks. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity's preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

         Preferred Stocks. Preferred stock generally has a preference over an issuer's common stock as to dividends and upon liquidation, but it ranks junior to debt securities in an issuer's capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

         Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their debt characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. Investments by the Separate Investment Accounts in convertible securities will generally be considered as equity securities.

         The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a debt security.

         A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund's ability to achieve its investment objective.

         BONDS AND OTHER DEBT SECURITIES. A Separate Investment Account may invest a portion of its assets in bonds and other debt securities when, in the judgment of the Investment Adviser (subject to any policies established by the Board of Trustees), such investments are warranted. In addition, a Separate Investment Account may invest in high quality debt securities for temporary defensive purposes and to maintain liquidity. Debt securities include, among other securities: bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government Securities") or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

         A Separate Investment Account may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization ("NRSRO") in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Investment Adviser to be of comparable quality. Non-investment grade debt securities (typically called "junk bonds") are securities that have received a rating from a NRSRO of below investment grade or have been given no rating, and are considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. A Separate Investment Account will not invest more than 20% of its total assets in non-convertible debt securities which have not received an investment grade rating from at least one NRSRO.

         LEVERAGE. The Fund may borrow money for the purchase of securities by a Separate Investment Account, a practice known as "leverage." The use of leverage involves certain risks. In this regard, the Fund for a Separate Investment Account may make margin purchases of securities, borrow money from banks and enter into reverse repurchase agreements. The Fund may also borrow money for temporary or emergency purposes or in connection with the repurchase of shares.

         Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. This involves the transfer of the underlying security to a counterparty in exchange for cash proceeds based on a percentage (which can be as high as 95% to 100%) of the value of the debt instrument.

         Although leverage will increase investment return if a Separate Investment Account earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if a Separate Investment Account fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the volatility of the value of a Separate Investment Account. In the event that a Separate Investment Account's equity or debt instruments decline in value, the Separate Investment Account could be subject to a "margin call" or "collateral call," pursuant to which the Separate Investment Account must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of the Separate Investment Account's assets, the Separate Investment Account might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. A Separate Investment Account also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

         The 1940 Act requires the Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Fund incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness), measured at the time the Fund or any Separate Investment Account incurs the indebtedness. The staff of the Securities and Exchange Commission's Division of Investment Management (the "SEC Staff") takes the position that short sales of securities, reverse repurchase agreements, use of margin, sales of put and call options on specific securities or indices, investments in certain other types of instruments (including certain derivatives such as swap agreements), and the purchase and sale of securities on a when-issued or forward commitment basis, may be deemed to constitute indebtedness subject to the Asset Coverage Requirement. Compliance with the Asset Coverage Requirement will be monitored by the Investment Adviser.

         The SEC Staff has stated that it will not deem a portfolio position involving such instruments to be subject to the Asset Coverage Requirement if an investment company "covers" its position by segregating liquid securities on its books or in an account with its custodian in amounts sufficient to offset the liability associated with the position. Generally, in conjunction with portfolio positions that are deemed to constitute senior securities, the Fund (which includes each Separate Investment Account) must: (i) observe the Asset Coverage Requirement; (ii) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii) otherwise cover the portfolio position with offsetting portfolio securities. Segregation of assets or covering portfolio positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities.

         In order to obtain "leveraged" market exposure in certain investments and to increase the overall return to a Separate Investment Account of various investments, the Separate Investment Account may purchase options and other derivatives or synthetic instruments that do not constitute "indebtedness" for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and therefore may, in some cases, involve significant risks of loss.

         Short Sales. A Sub-Investment Adviser may attempt to limit exposure to a possible market decline in the value of its Separate Investment Account through short sales of securities of companies that it (subject to any policies established by the Board) believes possess volatility characteristics similar to those being hedged. In addition, a Sub-Investment Adviser may use short sales for non-hedging purposes to pursue its investment objective. To effect a short sale, a Separate Investment Account will borrow a security from a brokerage firm to make delivery to the buyer. The Separate Investment Account is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Until the security is replaced, the Separate Investment Account is required to pay to the brokerage firm any accrued interest or dividend and may be required to pay a premium.

         A Separate Investment Account will realize a gain if the borrowed security declines in price between the date of the short sale and the date on which the Separate Investment Account replaces the security. The Separate Investment Account will incur a loss if the price of the borrowed security increases between those dates. This loss can increase rapidly and without effective limit. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Separate Investment Account may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the same security are receiving similar requests, a "short squeeze" can occur, wherein the Separate Investment Account might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling as a hedging strategy may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged. Short selling may exaggerate the volatility of the value of a Separate Investment Account. Short selling may also produce higher than normal portfolio turnover and may result in increased transaction costs to the Fund and shareholders.

         REVERSE REPURCHASE AGREEMENTS. Reverse repurchase agreements involve a Separate Investment Account's sale of a security to a bank or securities dealer and the Separate Investment Account's simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Separate Investment Account. Reverse repurchase transactions are a form of leverage which may also increase the volatility of a Separate Investment Account. The Fund has adopted specific policies designed to minimize certain of the risks of loss associated with reverse repurchase transactions.

         SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES. A Sub-Investment Adviser may utilize a variety of special investment instruments and techniques (described below) to hedge its investment portfolio against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue the Fund's investment objective. These strategies may be executed through derivative transactions. The instruments a Sub-Investment Adviser may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of the special investment instruments and techniques that a Sub-Investment Adviser may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions to pursue the Fund's investment objective.

         Call and Put Options on Individual Securities. A Sub-Investment Adviser may purchase call and put options in respect of specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

         A covered call option written by a Separate Investment Account is a call option with respect to the Separate Investment Account which owns the underlying security. The sale of such an option exposes the Separate Investment Account during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option written by a Separate Investment Account is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund's books or with the Fund's custodian to fulfill the obligation undertaken. The sale of such an option exposes the Separate Investment Account during the term of the option to a decline in price of the underlying security while depriving the Separate Investment Account of the opportunity to invest the segregated assets.

         A Separate Investment Account may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Separate Investment Account will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Separate Investment Account would ordinarily make a similar "closing sale transaction," which involves liquidating the Separate Investment Account's position by selling the option previously purchased, although the Separate Investment Account would be entitled to exercise the option should it deem it advantageous to do so. A Separate Investment Account may also invest in so-called "synthetic" options or other derivative instruments written by broker-dealers.

         Option transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, a Separate Investment Account bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. These options may also be illiquid and, in such cases, the Separate Investment Account may have difficulty closing out its position. Over-the-counter options purchased and sold by a Separate Investment Account may also include options on baskets of specific securities.

         Warrants and Rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the value of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

         Call and Put Options on Securities Indices. A Separate Investment Account may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment strategy and the Fund's investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. The effectiveness of purchasing or writing stock index options for hedging purposes will depend upon the extent to which price movements in the Separate Investment Account correlate with price movements of the stock index selected. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether the Separate Investment Account will realize a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices, in an industry or market segment, rather than movements in the price of a particular stock. Accordingly, successful use of options on stock indices will be subject to a Sub-Investment Adviser's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

         Additional Derivative Transactions. A Separate Investment Account may take advantage of opportunities in the area of swaps, options on various underlying instruments, swaptions and certain other customized derivative instruments. In addition, a Separate Investment Account may take advantage of opportunities with respect to certain other derivative instruments that are not presently contemplated for use by a Separate Investment Account or which are currently not available, but which may be developed, to the extent such opportunities are both consistent with the Sub-Investment Adviser's investment strategy and the Fund's investment objective and legally permissible for the Fund. Special risks may apply to instruments that are invested in by a Separate Investment Account in the future, which risks cannot be determined at this time or until such instruments are developed or invested in by a Separate Investment Account.

         A swap is a contract under which two parties agree to make periodic payments to each other based on specified interest rates, an index or the value of some other instrument, applied to a stated, or "notional," amount. Swaps generally can be classified as interest rate swaps, currency swaps, commodity swaps or equity swaps, depending on the type of index or instrument used to calculate the payments. Such swaps would increase or decrease a Separate Investment Account's investment exposure to the particular interest rate, currency, commodity or equity involved. A swaption is an option entitling one party to enter into a swap agreement with the counterparty. In addition to swaps and swaptions, a Separate Investment Account may become a party to various other customized derivative instruments entitling the counterparty to certain payments on the gain or loss on the value of an underlying or referenced instrument. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, counterparty credit risk, legal risk and operations risk. In addition, swaps and other derivatives can involve significant economic leverage and may, in some cases, involve significant risk of loss.

         Lending Portfolio Securities. The Fund may lend securities of a Separate Investment Account to domestic and foreign brokers, dealers and financial institutions. These loans will be secured by collateral (consisting of cash, U.S. Government Securities or irrevocable letters of credit) maintained in an amount equal to at least 100% of the market value, determined daily, of the loaned securities. The Fund may at any time call the loan and obtain the return of the securities loaned. The Fund will be entitled to payments equal to the interest and dividends on the loaned security and may receive a premium for lending the securities. Lending portfolio securities may result in income to the Fund, but there may be delays in the recovery of the loaned securities or a loss of rights in the collateral supplied should the borrower fail financially. Securities lending involves a form of leverage, and the Fund may incur a loss if securities purchased with the collateral from securities loans decline in value.

         WHEN-ISSUED AND FORWARD COMMITMENT SECURITIES. A Separate Investment Account may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by the Separate Investment Account to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Separate Investment Account. When-issued securities and forward commitments may be sold prior to the settlement date. If a Separate Investment Account disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions by Separate Investment Accounts in the aggregate will be subject to the Fund's limitation on indebtedness unless, at the time the Separate Investment Account enters into such a transaction, a segregated account consisting of cash, U.S. Government Securities or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold on a forward basis will not honor its purchase obligation. In such cases, the Separate Investment Account may incur a loss.

         RESTRICTED AND ILLIQUID INVESTMENTS. Although the Separate Investment Accounts will invest primarily in publicly traded securities, the Investment Advisory Agreement permits the Investment Adviser to invest up to 15% of the value of the Fund's total assets (measured at the time of investment) in investments that are illiquid. These investments may include restricted securities, which are securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. In recognition of the increased size and liquidity of the institutional markets for unregistered securities and the importance of institutional investors in the formation of capital, the Securities and Exchange Commission has adopted Rule 144A under the 1933 Act, which is designed to further facilitate efficient trading among qualified institutional investors by permitting the sale of certain unregistered securities to qualified institutional buyers. To the extent privately placed securities held by any Separate Investment Account qualify under Rule 144A, and an institutional market develops for those securities, the Separate Investment Account likely will be able to dispose of the securities without registering them under the 1933 Act. To the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities, investing in Rule 144A securities could have the effect of increasing the level of the Fund's illiquidity. The Fund may adopt procedures under which certain Rule 144A securities will not be deemed to be subject to the 15% of total assets limitation on investments in illiquid securities, if certain criteria are satisfied with respect to those securities and the market therefor. Foreign securities that can be freely sold in the markets in which they are principally traded are not considered by the Fund to be restricted or illiquid. Regulation S under the 1933 Act permits the sale abroad of securities that are not registered for sale in the United States. Repurchase agreements with maturities of more than seven days will be treated as illiquid.

         Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time a Separate Investment Account may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, a Separate Investment Account might obtain a less favorable price than prevailed when it decided to sell. Restricted securities for which no market exists and other illiquid investments are valued at fair value as determined in accordance with procedures approved and periodically reviewed by the Board of Trustees.

         Restricted securities and illiquid investments involve the risk that the securities will not be able to be sold at the time desired by a Sub-Investment Adviser or at prices approximating the value at which the Separate Investment Account is carrying the securities. As a result, in determining the proportion of the value of its total assets that will be invested in restricted and illiquid investments, the Fund will consider the need to maintain an adequate level of liquidity in its portfolio in order for the Fund to fund the repurchase of shares from shareholders without unnecessarily adversely impacting the value of the Fund's portfolio. See "Repurchase Offers" in the Prospectus.

         Temporary Investments. For defensive purposes, a Sub-Investment Adviser may temporarily invest all or a substantial portion of its Separate Investment Account's assets in high quality debt securities, including money market instruments, or may temporarily hold cash or cash equivalents in such amounts as the Sub-Investment Adviser deems appropriate under the circumstances. Securities will be deemed to be of high quality if they are rated in the top three categories by an NRSRO or, if unrated, are determined to be of comparable quality by the Investment Adviser. Money market instruments are high quality, short-term debt obligations (which generally have remaining maturities of one year or less), and may include: U.S. Government Securities; commercial paper; certificates of deposit and banker's acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation; and repurchase agreements for U.S. Government Securities. In lieu of purchasing money market instruments, a Sub-Investment Adviser may purchase shares of money market mutual funds that invest primarily in U.S. Government Securities and repurchase agreements involving those securities, subject to certain limitations imposed by the 1940 Act.

         A Separate Investment Account may also invest in money market instruments or purchase shares of money market mutual funds pending investment of its assets in equity securities or non-money market fixed-income securities, or to maintain such liquidity as may be necessary to effect repurchases of shares or for other purposes.

         Repurchase agreements are agreements under which the Fund or a Separate Investment Account purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund or a Separate Investment Account at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent, the Fund's or a Separate Investment Account's right to dispose of the securities may be restricted, or the value of the securities may decline before the disposition of them. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund or a Separate Investment Account may encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. If the seller defaults, the value of the securities may decline before the disposition of them. If the Fund or a Separate Investment Account enters into a repurchase agreement that is subject to foreign law and the other party defaults, the Fund or a Separate Investment Account may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and may suffer delays and losses in disposing of the collateral as a result. The Fund has adopted specific policies designed to minimize certain of the risks of loss from the Fund's repurchase agreement transactions.

                    INVESTMENT ADVISORY AND OTHER SERVICES

         Subject to the supervision and control of the Board of Trustees, the Investment Adviser manages the assets of the Fund and administers its business and affairs pursuant to an investment advisory agreement (the "Investment Advisory Agreement"). The Investment Advisory Agreement and each sub-investment advisory agreement (each, a "Sub-Investment Advisory Agreement") was approved by the Board (including a majority of the Independent Trustees), at a meeting held in person on January 24, 2003 and approved on April 25, 2003 by the shareholders of the Fund.

         The Investment Adviser is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the Fund. It makes all decisions regarding the Fund's assets, including monitoring compliance with the investment objective and policies of the Fund. The Investment Adviser makes all decisions regarding investment strategies and styles to be pursued by the Sub-Investment Advisers on behalf of the Fund (subject to the supervision of the Board).

         The Investment Advisory Agreement provides that, in consideration for providing certain management services and for certain administrative services (provided by the Investment Adviser or an affiliate), the Investment Adviser shall be entitled to receive a management fee and Incentive Fees, as set forth under "Fees and Expenses" in the prospectus. The management fee and Incentive Fee arrangements between the Fund and the Investment Adviser were also approved in person by the Board (including a majority of the Independent Trustees) on January 24, 2003.

         The Investment Adviser has been paid advisory fees and incentive fees by the Fund as set forth in the following table.

             PERIOD OR YEAR                   ADVISORY FEES       INCENTIVE FEES
             --------------                   -------------       --------------

    March 27, 2002-September 30, 2002           $559,000             -0-
    Year Ended September 30, 2003               $1,322,398           $2,773,659
    Year Ended September 30, 2004               $1,670,454           $754,780

         Each Sub-Investment Advisory Agreement provides that, in consideration for providing certain portfolio management services (as described under "Investment Strategy--Industry Sectors" in the prospectus), each Sub-Investment Adviser shall be entitled to receive a management fee, as set forth under "Fees and Expenses" in the prospectus. The management fee arrangements between the Fund, the Investment Adviser and each Sub-Investment Adviser were approved in person by the Board (including a majority of the Independent Trustees). Each Sub-Investment Adviser has been paid management fees by the Investment Adviser as set forth in the following table.

                                  FOR THE PERIOD
                                  MARCH 27, 2002-             YEAR ENDED                YEAR ENDED
  SUB-INVESTMENT ADVISER        SEPTEMBER 30, 2002        SEPTEMBER 30, 2003        SEPTEMBER 30, 2004
  ----------------------        ------------------        ------------------        ------------------

    Alkeon Capital                  $34,645                    $92,040                    $109,609
    Kilkenny Capital                $34,930                    $87,641                    $111,637
    KBW Asset Management            $35,783                    $84,783                    $112,100

         The Investment Advisory Agreement generally provides that the Incentive Fee with respect to any Separate Investment Account is calculated and paid (if any) to the Investment Adviser at the end of each fiscal period, which will generally be on each fiscal year end of the Fund or more frequently in the event that the closing of a fiscal period occurs as a result of net share repurchases since the date of the last fiscal period. For purposes of calculating Incentive Fees in the event that the Sub-Investment Adviser of a Separate Investment Account is terminated (whether pursuant to the termination of the Sub-Investment Advisory Agreement or the Investment Advisory Agreement (as set forth below)) at a time when the Fund has accrued an Incentive Fee for such Sub-Investment Adviser's Separate Investment Account, the Investment Advisory Agreement provides that the Fund will treat the termination date as if such date were a fiscal period ending on the Fund's fiscal year end.

         Management services provided by the Investment Adviser include, among others: supervising and managing the investment and reinvestment of, the Fund's assets and, in connection therewith, having complete discretion in purchasing and selling securities and other assets for the Fund and in voting, exercising consents and exercising all other rights appertaining to such securities and other assets on behalf of the Fund consistent with the investment objective, policies and restrictions of the Fund subject to the overall supervision of the Board of Trustees; supervising continuously the investment program of the Fund and the composition of its investment portfolio and, in connection therewith, identifying, making arrangements for and retaining Sub-Investment Advisers to assist in managing the Fund's assets and monitoring adherence by the Sub-Investment Advisers to the investment strategies selected for use by the Fund; arranging for the purchase and sale of securities and other assets held in the investment portfolio of the Fund; and providing, or arranging to have provided, investment research to the Fund.

         Notwithstanding the foregoing, the Investment Adviser delegates to each Sub-Investment Adviser complete discretion in purchasing and selling securities and other assets for their respective Separate Investment Accounts, including voting, exercising consents and exercising all other rights pertaining to such securities and other assets on behalf of the Fund consistent with the investment objective, policies and restrictions of the Fund and such Sub-Investment Adviser's polices and procedures.

      Those certain administrative services provided by the Investment Adviser include: overseeing the determination and publication of the Fund's net asset value in accordance with the Fund's policy with respect thereto as adopted from time to time by the Board of Trustees; overseeing the maintenance by the Fund's custodian and transfer agent and dividend disbursing agent of certain books and records of the Fund as required under Rule 31a-1(b)(4) of the 1940 Act and maintaining (or overseeing maintenance by such other persons as approved by the Board of Trustees) such other books and records required by law or for the proper operation of the Fund; overseeing the preparation and filing of the Fund's federal, state and local income tax returns and any other required tax returns; reviewing the appropriateness of and arranging for payment of the Fund's expenses; preparing for review and approval by officers of the Fund financial information for the Fund's semi-annual and annual reports to shareholders, proxy statements (if any) and other communications with shareholders, and arranging for the printing and dissemination of such reports and other communications to shareholders; preparing for review by officers of the Fund semi-annual and annual financial reports, N-SAR, N-CSR, N-PX, N-Q and such other reports, forms and filings to or with the Securities and Exchange Commission as may required by the 1940 Act, the 1934 Act, the Advisers Act or the Sarbanes-Oxley Act of 2002; preparing reports relating to the business and affairs of the Fund as may be mutually agreed upon and not otherwise appropriately prepared by the Fund's custodian, counsel or auditors; making such reports and recommendations to the Board of Trustees concerning the performance of the independent accountants as the Board of Trustees may reasonably request or deem appropriate; making such reports and recommendations to the Board of Trustees concerning the performance and fees of the Fund's custodian and transfer agent and dividend disbursing agent as the Board of Trustees may reasonably request or deem appropriate; overseeing and reviewing calculations of fees paid to the Fund's service providers; overseeing the Fund's portfolio and performing necessary calculations as required under Section 18 of the 1940 Act; consulting with the Fund's officers, independent accountants, legal counsel, custodian, accounting agent, transfer agent and dividend disbursing agent in establishing the accounting policies of the Fund and monitoring financial and shareholder accounting services; implementing the Fund's share repurchase program as authorized by the Board of Trustees; implementing the Fund's plan to sell additional shares on a continuous or periodic basis; determining amounts available for distribution as dividends and distributions to be paid to shareholders; preparing and arranging for the printing of dividend notices to shareholders; and providing the Fund's dividend disbursing agent and custodian with such information as is required for such parties to effect the payment of dividends and distributions and to implement the Fund's dividend reinvestment plan; preparing such information and reports as may be required by any banks from which the Fund borrows funds; providing such assistance to the Fund's custodian, counsel and auditors as generally may be required to properly carry on the business and operations of the Fund; assisting in the preparation and filing of Forms 3, 4, and 5 pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and Section 30(h) of the 1940 Act for the officers and Trustees of the Fund; responding to, or referring to the Fund's officers or transfer agent, shareholder (including any potential shareholder) inquiries relating to the Fund; and supervising any other aspects of the Fund's administration as may be agreed to by the Fund and the Investment Adviser.

         Oppenheimer & Co. and/or the Investment Adviser, in their sole discretion, from time to time may use their own resources (which, in the case of the Investment Adviser, may include profits from the fees it receives from the Fund) to pay additional compensation to brokers or dealers that are selling agents for the performance of certain of the administrative services set forth above (and for certain additional distribution services) in a one-time payment of up to 0.10% of the value of shares sold by such brokers and dealers and trail payments at an annual rate of up to 0.05% of the daily net asset value of the shares held by such brokers and dealers for their customers. Subject to the foregoing, Oppenheimer & Co. and the Investment Adviser may, in their sole discretion, increase or decrease the amount of additional compensation they make from their own resources to such brokers or dealers.

         The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provide for indemnification by the Fund of the Investment Adviser or the Sub-Investment Adviser and each of their respective members, managers, officers, employees, agents, associates and controlling persons and the directors, partners, members, officers, employees and agents thereof (including any individual who serves at the Investment Adviser's (or the Sub-Investment Adviser's) request as director, officer, partner, member, trustee or the like of another entity) (each such person being an "Indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees (all as provided in accordance with applicable state law) reasonably incurred by them in connection with, or resulting from, their actions or inactions in connection with the performance of or under the Investment Advisory Agreement or a Sub-Investment Advisory Agreement. Indemnification is (or will be) available only to the extent the loss, claim, liability or expense did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Investment Advisory Agreement (or any Sub-Investment Advisory Agreement).

         The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provide that each will continue in effect for two years and that, after the initial period of effectiveness, will continue in effect for successive 12 month periods, provided that such continuance is specifically approved at least annually by the vote of a majority of the Board of Trustees who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such continuance, and either: (i) the vote of a majority of the outstanding shares of the Fund; or (ii) the vote of a majority of the full Board of Trustees of the Fund. The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provides that it may be terminated at any time, without the payment of any penalty, either by: (1) the Fund, by action of the Board of Trustees or by vote of a majority of the outstanding shares of the Fund, on 60 days' written notice; or (2) the Investment Adviser (or the Sub-Investment Adviser) on 60 days' written notice to the Fund. The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provide that each will terminate immediately in the event of "assignment" (as defined in the 1940 Act).


INDEPENDENT TRUSTEES

                                                                                                               NUMBER OF
                                                                                                             PORTFOLIOS IN
NAME, AGE, ADDRESS AND   TERM OF OFFICE                                                                       FUND COMPLEX
 POSITION(S) WITH THE     AND LENGTH OF              PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS              OVERSEEN BY
         FUND              TIME SERVED             OTHER TRUSTEESHIPS/DIRECTORSHIPS HELD BY TRUSTEE             TRUSTEE
----------------------------------------------------------------------------------------------------------------------------

                                                                INDEPENDENT TRUSTEES
Sol Gittleman, 70          Indefinite;    Alice and Nathan Gantcher University Professor at Tufts                  4
c/o Oppenheimer Asset         Since       University; Senior Vice President and Provost of Tufts University
Management Inc.           January 2002    1981-2001; Director of Advantage Advisers Technology Partners,
200 Park Avenue                           L.L.C., which is an affiliate; Manager of Advantage Advisers
New York, NY 10166                        Augusta Fund, L.L.C. , Advantage Advisers Troon Fund, L.L.C., and
Trustee                                   Advantage Advisers Sawgrass Fund, L.L.C., which are affiliates.

Luis Rubio, 49             Indefinite;    President of Centro de Investigacion Para el Desarrollo, A.C.            11
c/o Oppenheimer Asset         Since       (Center of Research Development)(2000 to present) and Director of
Management Inc.           January 2002    same 1984 -- 2000); Adjunct Fellow of the Center for Strategic and
200 Park Avenue                           International Studies; Member of the Advisory Board of the
New York, NY 10166                        National Council of Science and Technology of Mexico (1993 to
Trustee                                   present); Director of the Human Rights Commission of Mexico City
                                          (1994 to 2002; Director of The Asia Tigers Fund, Inc. and The
                                          India Fund, Inc., which are affiliates; Director of Advantage
                                          Advisers Technology Partners, L.L.C. and certain other offshore private investment funds administered by Oppenheimer, which are affiliates; Manager of Advantage Advisers Augusta Fund, L.L.C.,
                                          Advantage Advisers Troon Fund, L.L.C., Advantage Advisers
                                          Sawgrass Fund, L.L.C., Advantage Advisers Stratigos Fund, L.L.C.,
                                          Advantage Advisers Whistler Fund, L.L.C., Advantage Advisers
                                          Wynstone Fund, L.L.C., Advantage Advisers Xanthus Fund, L.L.C.,
                                          and Advantage Advisers Xanthus II L.L.C., which are affiliates.

Janet L. Schinderman, 53   Indefinite;    Associate Dean for Special Projects and Secretary to the Board of        9
c/o Oppenheimer Asset         Since       Overseers at Columbia Business School since 1990; Manager of
Management Inc.           January 2002    Advantage Advisers Augusta Fund, L.L.C., Advantage Advisers Troon
200 Park Avenue                           Fund, L.L.C., Advantage Advisers Sawgrass Fund, L.L.C., Advantage
New York, NY 10166                        Advisers Stratigos Fund, L.L.C., Advantage Advisers Whistler
Trustee                                   Fund, L.L.C., Advantage Advisers Wynstone Fund, L.L.C., Advantage
                                          Advisers Xanthus Fund L.L.C., Advantage Advisers Xanthus II
                                          L.L.C., which are affiliates.

Lawrence Becker, 49        Indefinite;    Private investor in real estate investment management concerns.          11
c/o Oppenheimer Asset         Since       From February 2000 through June 2003, he was
Management Inc.           October 2003    V.P.--Controller/Treasurer for National Financial Partners, which
200 Park Avenue                           specializes in financial services distribution. Prior to that,
New York, NY 10166                        Mr. Becker was a Managing Director--Controller/Treasurer of
Trustee                                   Oppenheimer Capital and its Quest for Value Funds. (Oppenheimer
                                          Capital is not affiliated with Oppenheimer Asset Management
                                          Inc.). Mr. Becker is a licensed CPA. He serves as the treasurer of The France Growth Fund, Inc.; Director of the Asia Tigers
                                          Fund, Inc. and The India Fund Inc., which are affiliates; Manager of Advantage Advisers Augusta Fund, L.L.C., Advantage Advisers
                                          Troon Fund, L.L.C., Advantage Advisers Sawgrass Fund, L.L.C,
                                          Advantage Advisers Stratigos Fund, L.L.C., Advantage Advisers
                                          Whistler Fund, L.L.C., Advantage Advisers Wynstone Fund, L.L.C.,
                                          Advantage Advisers Xanthus Fund, L.L.C., and Advantage Advisers
                                          Xanthus II, L.L.C., which are affiliates.


INTERESTED TRUSTEE

                                                                                                               NUMBER OF
                                                                                                             PORTFOLIOS IN
                           TERM OF OFFICE/                                                                   FUND COMPLEX
 NAME, AGE, ADDRESS AND    LENGTH OF TIME            PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS              OVERSEEN BY
POSITION(S) WITH THE FUND      SERVED                    OTHER DIRECTORSHIPS HELD BY TRUSTEE                   TRUSTEES
-------------------------  -------------                 -----------------------------------                   --------

Bryan McKigney, 46,          Indefinite;    Mr. McKigney is a Managing Director  and the Chief                    10
c/o Oppenheimer Asset       Trustee since   Administrative Officer of Oppenheimer Asset Management Inc.
Management Inc.              December 1,    He has been in the financial services industry since 1981 and
200 Park Avenue                 2004;       has held various management positions at Canadian Imperial
New York, NY 10166          President and   Bank of Commerce (1993-2003) and the Chase Manhattan Bank
Trustee, President, CEO       CEO since     N.A. (1981 - 1993).  He is the Chairman and a Director of the
                            September 23,   Asia Tigers Fund and the India Fund which are affiliates;
                                2004        Manager of Advantage Advisers Troon Fund, L.L.C., Advantage
                                            Advisers Sawgrass Fund, L.L.C, Advantage Advisers Stratigos
                                            Fund, L.L.C., Advantage Advisers Whistler Fund, L.L.C.,
                                            Advantage Advisers Wynstone Fund, L.L.C., Advantage Advisers
                                            Xanthus Fund, L.L.C., and Advantage Advisers Xanthus II,
                                            L.L.C., which are affiliates.

         Effective September 10, 2004, Marshall Dornfeld, who had served as President and Chief Executive Officer of the Fund since February 27, 2004 and as Chairman of the Board of Trustees of the Fund since July 26, 2004, resigned from his positions with the Fund.

         Each of the Trustees except for Mr. McKigney was elected to the Board by the shareholders of the Fund on July 26, 2004. Mr. McKigney was appointed to the Board on December 1, 2004.

         The Trustees serve on the Board for terms of indefinite duration. A Trustee's position in that capacity will terminate if the Trustee is removed, resigns or is subject to various disabling events such as death, incapacity or bankruptcy. A Trustee may resign, subject to giving 90 days' prior written notice to the other Trustees, and may be removed for cause only, and not without cause, by action taken by a majority of the remaining Trustees followed by the holders of at least 75% of the shares than entitled to vote. In the event of any vacancy in the position of a Trustee, the remaining Trustees may appoint an individual to serve as a Trustee, so long as immediately after the appointment at least two-thirds (2/3) of the Trustees then serving have been elected by the shareholders. The Board may call a meeting of shareholders to fill any vacancy in the position of a Trustee, and must do so within 60 days after any date on which Trustees who were elected by the shareholders cease to constitute a majority of Trustees then serving.

         Mr. Rubio is not a U.S. resident and substantially all of his assets may be located outside of the United States. Mr. Rubio does not have an agent for service of process in the United States. As a result, it may be difficult for U.S. investors to effect service of process upon Mr. Rubio within the United States or to realize judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States. In addition, it is not certain that civil liabilities predicated upon the federal securities laws on which a valid judgment of a court in the United States is obtained would be enforceable in the courts of the jurisdiction in which Mr. Rubio resides.

         The following table sets forth certain information regarding the compensation received by the Trustees who are not "interested persons" (as defined by the 1940 Act) of the Fund or the Investment Adviser (the "Independent Trustees") from the Fund and from all registered investment companies for which the Investment Adviser or one of its affiliates serve as investment adviser for the year ending September 30, 2004. No compensation is paid by the Fund to Trustees who are "interested persons" (as defined by the 1940 Act) of the Fund or the Investment Adviser.


COMPENSATION TABLE

                                            PENSION OR
                                        RETIREMENT BENEFITS      ESTIMATED ANNUAL          TOTAL COMPENSATION
                       COMPENSATION     ACCRUED AS PART OF         BENEFITS UPON    FROM OPPENHEIMER ASSET MANAGEMENT
NAME OF TRUSTEE          FROM FUND         FUND EXPENSES            RETIREMENT              REGISTERED FUNDS
---------------          ---------         -------------            ----------              ----------------

Sol Gittleman              $9,400                0                       0                       $22,400
Luis Rubio                 $12,300               0                       0                       $89,900
Janet Schinderman          $12,300               0                       0                       $74,800
Lawrence Becker            $12,300               0                       0                       $95,000


EQUITY SECURITIES OWNED BY INDEPENDENT TRUSTEES

                                                                             AGGREGATE DOLLAR RANGE OF EQUITY
                                          DOLLAR RANGE OF                   SECURITIES IN ALL FUNDS OVERSEEN OR
                                         EQUITY SECURITIES                     TO BE OVERSEEN BY TRUSTEE IN
NAME OF TRUSTEE                             IN THE FUND                       FAMILY OF INVESTMENT COMPANIES
---------------                             -----------                       ------------------------------

Sol Gittleman                                    None                                        None
Luis Rubio                                       None                                        None
Janet L. Schinderman                             None                                        None
Lawrence Becker                                  None                                        None


         As of September 30, 2004, the Independent Trustees, and their immediate family members, did not beneficially own or own of record securities in the Investment Adviser or Oppenheimer & Co. or any persons (other than registered investment companies) directly or indirectly controlling, controlled by or under common control with the Investment Adviser or Oppenheimer & Co.

         Currently, the Independent Trustees are each paid an annual retainer of $7,000 and per meeting fees of $700 (or $100 in the case of telephonic meetings) by the Fund, and will be reimbursed by the Fund for their reasonable out-of-pocket expenses. The Trustees do not and will not receive any pension or retirement benefits from the Fund. In addition, Independent Trustees may be reimbursed for certain educational expenses relating to their duties as Independent Trustees.

         The Board has formed an Audit Committee, comprised of the Independent Trustees, which meets semi-annually at a minimum, and may meet more frequently as needed. Mr. Becker has been appointed as Chairman of the Audit Committee and the Board has determined that he is an "audit committee financial expert." The functions of the Audit Committee are: (i) to oversee the Fund's accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain service providers; (ii) to oversee the quality and objectivity of the Fund's financial statements and the independent audit thereof; and (iii) to the extent there are Trustees who are not members of the Audit Committee, to act as a liaison between the Fund's independent registered public accountants and the Board. The Audit Committee met 5 times in the fiscal year ended September 30, 2004.

         The Board has also formed a Nominating Committee, comprised of the Independent Trustees, for the purpose of selecting and nominating persons to serve in the capacity of Independent Trustee. The Nominating Committee shall accept nominations for the office of Trustee made by shareholders of the Fund as it deems appropriate. Shareholders who wish to recommend a nominee should send nominations to the chairman of the Committee, including the nominee's biographical information and the qualifications of the proposed nominee.

FUND OFFICERS

         In accordance with the Declaration of Trust, the Board has selected the following persons to serve as officers of the Fund:


                               TERM OF OFFICE
 NAME, ADDRESS,(1)AGE AND      AND LENGTH OF                         PRINCIPAL OCCUPATION(S)
POSITION(S) WITH THE FUND       TIME SERVED                            DURING PAST 5 YEARS
-------------------------       -----------                            -------------------

Lenard Brafman, 50          One Year;             Mr. Brafman has been a Senior Vice President at Oppenheimer &
Treasurer, Chief            Since May 13, 2004    Co. Inc. since April 2004. From April 2003 to April 2004, he
Financial Officer                                 was self-employed as an accounting consultant. Prior to that, from December 2001 to March 2003, he was a Vice President
                                                  at BMO-Nesbitt Burns. Prior to that, he was self-employed
                                                  as an accounting consultant since 1999.


Barbara Pires, 51           One Year;             Ms. Pires is a Senior Vice President at Oppenheimer Asset
Sr. Vice President,         Vice President        Management. Prior to that, Barbara Pires was Executive
Chief Compliance  Officer   Since January         Director, Compliance, of CIBC World Markets Asset Management
                            2002; CCO Since       Division. Ms. Pires has been in the securities industry since
                            September 23, 2004    1970.

Reuben Kopel, 28,  Vice     One Year;             Mr. Kopel has been a Vice President at Oppenheimer Asset
President                   Since August 10,      Management  since April 2004.  Prior to joining OAM's
                            2004                  Alternative Investment Group, he was an attorney in the
                                                  Investment Management Group at Schulte Roth & Zabel LLP since
                                                  2001. Mr. Kopel graduated with a J.D. from New York
                                                  University School of Law in 2001 and received a B.A. from
                                                  Harvard College in 1998.

Deborah Kaback, 53          One year;             Ms. Kaback has been a Senior Vice President at Oppenheimer
Chief Legal Officer and     Since July 23, 2003   Asset Management since June 2003.  She was Executive Director
Vice President                                    of CIBC World Markets Corp. from July 2001 through June
                                                  2003. Prior to that, she was Vice-President and Senior
                                                  Counsel of Oppenheimer Funds, Inc. from November 1999
                                                  through July 2001. Prior to that, she was Senior Vice
                                                  President and Deputy General Counsel at Oppenheimer Capital
                                                  from April 1989 through November 1999.

         (1) The address of each officer is c/o Oppenheimer Asset Management, 200 Park Avenue, 24th Floor, New York, New York 10166.

         (2) Officers are not compensated by the Fund.



         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AS OF SEPTEMBER 30, 2004, THE INVESTMENT ADVISER HELD OF RECORD THE FOLLOWING SHARES.

                                                                          AMOUNT AND NATURE
                                                                            OF BENEFICIAL
TITLE OF CLASS              NAME AND ADDRESS OF BENEFICIAL OWNER(1)           OWNERSHIP               PERCENT OF CLASS
--------------              ---------------------------------------           ---------               ----------------

Common Shares                       Investment Adviser                     5,936.842 shares               *

* Less than one percent.




                  ADDITIONAL POTENTIAL CONFLICTS OF INTEREST


PARTICIPATION IN INVESTMENT OPPORTUNITIES

         The Investment Adviser may provide, and the Sub-Investment Advisers (or their affiliates) provide, investment advice for certain private investment funds and may be appointed in the future to serve as the investment adviser or portfolio manager to other registered investment companies, private investment partnerships or managed accounts that may pursue investment strategies similar to that of the Fund (the "Similar Accounts"). As a general matter, the Investment Adviser (subject to any policies established by the Board) will consider participation by the Fund in all appropriate investment opportunities that are under consideration by the Investment Adviser or the Sub-Investment Advisers for investment for the Similar Accounts. There may be circumstances, however, under which the Investment Adviser or the Sub-Investment Advisers will cause one (or more) of the Similar Accounts to commit a different percentage of its assets to an investment opportunity than the Investment Adviser or the Sub-Investment Advisers will cause the Fund to commit its (or any Separate Investment Account's) assets. There may also be circumstances under which the Investment Adviser or the Sub-Investment Advisers will consider or recommend participation by the Similar Accounts in investment opportunities in which the Investment Adviser or such associated Sub-Investment Adviser does not intend to invest on behalf of the Fund.

         The Investment Adviser will evaluate for the Fund, and it is anticipated that the Sub-Investment Advisers will evaluate for each Similar Account, a variety of factors that may be relevant in determining whether, and to what extent, a particular investment opportunity or strategy is appropriate and feasible for the Fund (a Separate Interest Account) or a Similar Account at a particular time, including, but not limited to, the following: (i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (e.g., size of obtainable position); (iv) the transaction costs involved; and (v) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Fund and the Similar Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Similar Accounts may differ from time to time. In addition, the fees and expenses of the Fund may differ from those of the Similar Accounts. Accordingly, prospective Investors should note that the future performance of the Fund and the Similar Accounts may vary.

         When the Investment Adviser and/or a Sub-Investment Adviser determine(s) that it would be appropriate for the Fund and one or more Similar Accounts, respectively, to participate in an investment opportunity at the same time, orders will be aggregated, placed and allocated on a basis believed to be fair and equitable, consistent with the Investment Adviser's responsibilities under the Advisers Act and the 1940 Act and Investment Adviser's and the Sub-Investment Adviser's own internal procedures. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Similar Accounts, in all trades. However, no participating entity or account will receive preferential treatment over any other and the Investment Adviser and the Sub-Investment Advisers will take steps to ensure that no participating entity or account (including the Fund) will be systematically disadvantaged by the aggregation, placement or allocation of orders. Because investment decisions for each Separate Investment Account are made by Sub-Investment Advisers, who will be responsible for placing orders for their Separate Investment Account, orders for the three Separate Investment Accounts will not be aggregated together but may be aggregated with orders placed by the Sub-Investment Advisers.

         Situations may occur where the Fund could be disadvantaged because of the investment activities conducted by the Sub-Investment Advisers. These situations may be based on, among other things, the following: (i) legal restrictions on the combined size of positions that may be taken for the Fund and the Similar Accounts, thereby limiting the size of the Fund's position;
(ii) the difficulty of liquidating an investment for the Fund and the Similar Accounts where the sale of the combined positions cannot be absorbed; or (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of these options or other instruments.

         The members of the Investment Adviser, the Sub-Investment Advisers, and their directors, managers, officers and employees (including the Portfolio Managers) and other affiliated persons may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of Oppenheimer & Co., the Investment Adviser, a Sub-Investment Adviser that are the same, different or made at a different time than positions taken for the Fund. In order to mitigate the possibility that the Fund (or investors) will be adversely affected by this personal trading, the Fund and the Investment Adviser have adopted a Joint Code of Ethics and each Sub-Investment Adviser has adopted a Code of Ethics in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund's portfolio transactions. The Joint Code of Ethics and each Sub-Investment Adviser's code of ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The Joint Code of Ethics and each Sub-Investment Adviser's code of ethics are also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of the Joint Code of Ethics and each Sub-Investment Adviser's code of ethics may be obtained, after paying a duplicating fee, by E-mail at publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

OTHER MATTERS

         The Investment Adviser and the Sub-Investment Advisers will not purchase securities or other property from, or sell securities or other property to, the Fund except that Oppenheimer & Co., Mainsail Group, L.L.C. (an affiliate of Alkeon Capital), or Keefe, Bruyette & Woods (an affiliate of KBW Asset Management) may act as broker for the Fund in effecting securities transactions. See "Brokerage." In addition, the Fund may effect certain principal transactions in securities with one or more Other Accounts, except for accounts in which a Sub-Investment Adviser or any affiliate thereof serves as a general partner or certain accounts in which it has a financial interest (other than an interest that results solely from a Sub-Investment Adviser's or any affiliate's appointment as an investment adviser or portfolio manager to the account). These transactions would be effected in circumstances where the Investment Adviser has determined that it would be appropriate for the Fund to purchase and it has been determined that it would be appropriate for such Other Account to sell, or the Fund to sell and such Other Account to purchase, the same security or instrument on the same day. The purchases and sales will be made pursuant to procedures adopted by the Fund pursuant to Rule 17a-7 under the 1940 Act. Among other things, those procedures are intended to ensure that: (i) each transaction will be effected for cash consideration at the current market price of the particular securities; (ii) no transaction will involve restricted securities or other securities for which market quotations are not readily available; and (iii) no brokerage commissions, fees (except for customary transfer fees) or other remuneration will be paid in connection with the transaction.

         The Fund is not permitted to purchase or sell securities of any issuer as to which the Investment Adviser has obtained material, non-public information, until such time as the information is no longer material or has become publicly known. This policy could adversely affect the Fund's investment performance because the Fund may (i) hold securities of an issuer with respect to which the Investment Adviser has adverse information, or (ii) not purchase securities of any issuer with respect to which the Investment Adviser has favorable information.

         As a result of the investment banking and corporate finance activities of Oppenheimer & Co., the Fund may be subject to future restrictions on its ability to purchase or sell certain securities. Additionally, the Fund may purchase securities during the existence of an underwriting or selling syndicate in which Oppenheimer & Co. or any of its affiliates, Mainsail Group, L.L.C. or Keefe, Bruyette & Woods is participating only subject to certain conditions. This could have an adverse impact on the Fund's investment performance.

         Future investment activities of Oppenheimer & Co. (or its affiliates) or the Sub-Investment Advisers and their principals, partners, directors, officers or employees, including the Sub-Investment Advisers, may give rise to additional conflicts of interest.

                                     TAXES

FEDERAL INCOME TAXATION OF THE FUND

         The Fund has elected and qualified, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. To qualify as a regulated investment company, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

         To avoid a 4% excise tax, the Fund will be required to distribute by December 31st of each year at least an amount equal to the sum of (i) 98% of its ordinary income for such year and (ii) 98% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31st of such year), plus any amounts that were not distributed in previous taxable years. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.

         If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company.

NATURE OF THE FUND'S INVESTMENTS

         Certain of the Fund's investment practices are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain into higher taxed short-term capital or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited),
(iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the timing as to when a purchase or sale of stock or securities is deemed to occur and (vi) adversely alter the characterization of certain complex financial transactions.

DISTRIBUTIONS TO SHAREHOLDERS

         Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits. Distributions of the Fund's net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder (assuming such shares are held as a capital asset). The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. Distributions from the Fund generally will not be eligible for the corporate dividends received deduction.

         Although dividends generally will be treated as distributed when paid, dividends declared in October, November, or December, payable to shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by the shareholders on the December 31st prior to the date of payment. In addition, certain other distributions made after the close of a taxable year of the Fund may be "spilled back" and treated as paid by the Fund (except for purposes of the 4% excise tax) during such taxable year. In such case, shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.

         Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and United States possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

         Certain foreign currency gains and losses attributable to currency exchange rate fluctuations are treated as ordinary income or loss. Such income (or loss) may increase (or decrease) the Fund's income available for distribution.

SALE OF SHARES

         A shareholder will recognize a gain or loss on the sale of shares (other than a repurchase as described below) equal to the difference between their adjusted basis in the shares sold and the amount received. Generally, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets, and will be treated as a long-term capital loss if the shares have been held for more than one year. However, any loss recognized upon a taxable sale of shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such shares.

REPURCHASE OF SHARES

         The repurchase of shares by the Fund generally will be a taxable transaction for federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of shares generally will be treated as a sale or exchange if the receipt of cash by the shareholder results in a "complete redemption" of the shareholder's interest in the Fund or is "substantially disproportionate" or "not essentially equivalent to a dividend" with respect to the shareholder. In determining whether any of these tests have been met, shares actually owned and shares considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a shareholder will recognize gain or loss on a redemption equal to the difference between the amount of cash received by the shareholder and the tax basis of the shares redeemed. If such shares are held as a capital asset, the gain or loss will be a capital gain or loss.

         If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a redemption of shares will be taxable to the shareholder as a dividend to the extent of such shareholder's allocable share of the Fund's current or accumulated earnings and profits. Thus, a shareholder's tax basis in the shares redeemed will not reduce the amount received that is taxable as a dividend. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder's tax basis in the shares sold), and any amount in excess of the shareholder's tax basis would constitute taxable gain. Any remaining tax basis in the shares tendered to the Fund will be transferred to any remaining shares held by such shareholder. In addition, if a tender of shares is treated as a dividend to a tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender. The Fund believes, however, that the nature of such repurchases will be such that a tendering shareholder will qualify for sale or exchange treatment as opposed to dividend treatment.

WITHHOLDING ON PAYMENTS TO NON-U.S. SHAREHOLDERS

         A shareholder who is not (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust (a "Non-U.S. Shareholder") generally will be subject to withholding of United States federal income tax at a 30% rate (or lower applicable treaty rate) on dividends from the Fund (other than capital gain dividends) that are not "effectively connected" with a United States trade or business carried on by such shareholder provided that such shareholder furnishes to the Fund a properly completed Internal Revenue Service Form W-8BEN certifying its non-United States status.

         Non-effectively connected capital gain dividends and gains realized from the sale of shares will not be subject to United States federal income tax in the case of (i) a Non-U.S. Shareholder that is a corporation and (ii) an individual Non-U.S. Shareholder who is not present in the United States for more than 182 days during the taxable year (assuming that certain other conditions are met). However, certain Non-U.S. Shareholders may nonetheless be subject to backup withholding and information reporting on capital gain dividends and gross proceeds paid to them upon the sale of their shares. See "Backup Withholding" and "Information Reporting" below.

         If income from the Fund or gains realized from the sale of shares are effectively connected with a Non-U.S. Shareholder's United States trade or business, then such amounts will not be subject to the 30% withholding described above, but rather will be subject to United States federal income tax on a net basis at the tax rates applicable to United States citizens or domestic corporations. To establish that income from the Fund or gains realized from the sale of shares are effectively connected with a United States trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed Internal Revenue Service Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder's United States trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional "branch profits tax" with respect to income from the Fund that is effectively connected with a United States trade or business.

         The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed Internal Revenue Service Form W-8BEN certifying their entitlement thereto. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, persons holding an interest in the entity will need to provide the required certification. For example, an individual Non-U.S. Shareholder that holds shares in the Corporation through a non-United States partnership must provide an Internal Revenue Service Form W-8BEN to the Fund to claim the benefits of an applicable tax treaty. Non-United States investors are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of shares of the Fund.

BACKUP WITHHOLDING

         The Fund may be required to withhold federal income tax ("backup withholding") from dividends and gross proceeds from the sale of shares paid to non-corporate shareholders. This tax may be withheld from dividends if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number or to certify its foreign status (in the case of a Non-U.S. Shareholder), (ii) the Internal Revenue Service notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the Internal Revenue Service and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. Gross proceeds from the sale of shares may be subject to backup withholding under the circumstances described in (i) above.

         Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under "Withholding on Payments to Non-U.S. Shareholders" are not subject to backup withholding. To avoid backup withholding on capital gain dividends and gross proceeds from the sale of shares, Non-U.S. Shareholders must provide a properly completed Internal Revenue Service Form W-8BEN certifying their non-United States status.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

INFORMATION REPORTING

         The Fund must report annually to the Internal Revenue Service and to each shareholder the amount of dividends, capital gain dividends and gross proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the Internal Revenue Service and such shareholder the amount of dividends, capital gain dividends or gross proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder's country of residence.

GENERAL

         The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their advisers regarding the specific federal tax consequences of purchasing, holding and disposing of shares of the Fund, as well as the effects of state, local and foreign tax law and any proposed tax law changes.

                                   BROKERAGE

         Each Sub-Investment Adviser is responsible for placing orders for the execution of their respective Separate Investment Accounts' portfolio transactions and the allocation of brokerage transactions. Transactions on the great majority of foreign stock exchanges involve the payment of a combination of fixed and negotiated commissions, while transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. No stated commission is generally applicable to securities traded on a principal basis in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups. Transactions may also be executed on an agency basis in over-the-counter markets, which will involve the payment of negotiated or fixed commissions, when deemed consistent with the Fund's brokerage policies.

         In selecting brokers to effect transactions on behalf of the Fund, Sub-Investment Advisers seek to obtain the best price and execution, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and in the case of transactions effected with unaffiliated brokers, the firm's risk in positioning a block of securities. Although Sub-Investment Advisers will generally seek reasonably competitive commission rates, Sub-Investment Advisers will not necessarily pay the lowest commission available on each transaction. Sub-Investment Advisers have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

         Consistent with the principle of seeking best price and execution, Sub-Investment Advisers may place brokerage orders on behalf of a Separate Investment Account with brokers (including affiliates of the Fund) that provide supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Sub-Investment Adviser determines in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Sub-Investment Advisers to the Fund and other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term. In no instance, however, will the Fund's securities be purchased from or sold to the Investment Adviser, or any affiliated person thereof, except to the extent permitted by the SEC or by applicable law. Information and research received from such brokers will be in addition to, and not in lieu of the services required to be performed by the Investment Adviser under the Investment Advisory Agreement. The expenses of the Investment Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Adviser, the Sub-Investment Advisers or their respective affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is used by the Investment Adviser or any Sub-Investment Adviser in connection with the Fund. Conversely, the information provided to the Investment Adviser or any Sub-Investment Adviser or their affiliates by brokers and dealers through which other clients of the Investment Adviser, the Sub-Investment Advisers or their respective affiliates effect securities transactions may be useful to the Investment Adviser or any Sub-Investment Adviser in providing services to the Fund.

         Although the Fund cannot accurately predict its portfolio turnover for the Separate Investment Accounts, the Fund generally expects that its annual portfolio turnover rate to significantly exceed that of other registered investment companies. The Fund's portfolio turnover rate may result in brokerage expenses that may exceed those of other registered investment companies. A high turnover rate may also result in the realization of capital gains, including short-term gains which will be taxable to the shareholders as ordinary income. Sub-Investment Advisers may execute portfolio brokerage transactions through Oppenheimer & Co., Keefe, Bruyette & Woods or Mainsail Group, L.L.C. as well as other non-affiliated brokers. Transactions with any affiliated broker would be effected pursuant to procedures adopted by the Fund pursuant to Section 17(e) of the 1940 Act and Rule 17e-1 thereunder. Among other things, Section 17(e) and those procedures provide that when acting as broker for the Fund in connection with the sale of securities to or by the Fund, an affiliated broker may not receive any compensation exceeding the following limits: (i) if the sale is effected on a securities exchange, the compensation may not exceed the "usual and customary broker's commission" (as defined in Rule 17e-1 under the 1940 Act); (ii) if the sale is effected in connection with a secondary distribution of securities, the compensation cannot exceed 2% of the sale price; and (iii) the compensation for sales otherwise effected cannot exceed 1% of the sales price. Rule 17e-1 defines a "usual and customary broker's commission" as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time.

         Since March 27, 2002 (commencement of operations) through September 30, 2004, the Fund paid total brokerage commissions to certain affiliated broker-dealers as follows:


                                     MARCH 27, 2002 -          YEAR ENDED             YEAR ENDED
      AFFILIATED BROKER             SEPTEMBER 30, 2002     SEPTEMBER 30, 2003     SEPTEMBER 30, 2004
      -----------------             ------------------     ------------------     ------------------

      Oppenheimer & Co.(1)                  $0                   $11,887                $32,003
   Keefe, Bruyette & Woods(2)               $0                   $21,027                $32,899
   Mainsail Group, L.L.C.(3)                $0                   $41,249                $53,000
  CIBC World Markets Corp.(4)             $12,641                $22,641                  $0

         For the fiscal year ended September 30, 2004, the percentage of the Fund's aggregate brokerage commissions paid and the percentage of the Fund's aggregate dollar amount of transactions involving the payment of commissions effected through the affiliated brokers named below, respectively, are as follows:

                                                                   PERCENTAGE OF THE FUND'S
                                            AGGREGATE               AGGREGATE DOLLAR AMOUNT
          AFFILIATED BROKER        BROKERAGE COMMISSIONS PAID           OF TRANSACTIONS
          -----------------        --------------------------           ---------------

    Oppenheimer & Co.                         2.19%                          1.92%
    Keefe, Bruyette & Woods(2)                2.25%                          4.61%
    Mainsail Group, L.L.C.                    3.62%                          1.39%

(1)   Oppenheimer & Co. was not an affiliated broker prior to June 2003.
(2) Substantially all of KBW Asset Management's research is provided by Keefe, Bruyette & Woods. As a result of the provision of such services, KBW Asset Management directed its Separate Investment Account's brokerage transactions to Keefe, Bruyette & Woods on a frequent basis. For the fiscal year ended September 30, 2004, KBW Asset Management directed $24,676,747.44 in brokerage transactions to Keefe, Bruyette & Woods and paid $32,899 therefor.
(3)   Mainsail Group, L.L.C. was not an affiliated broker during 2002.
(4)   CIBC ceased being an affiliated broker in June 2003.

         Morgan Stanley & Co., Inc. serves as the Fund's prime broker.

                     PROXY VOTING POLICIES AND PROCEDURES

         The Trust's Board of Trustees has delegated the responsibility for voting proxies relating to portfolio securities held by the Fund to the Investment Adviser as part of the Investment Adviser's management of the Fund pursuant to the Investment Advisory Agreement. The Investment Adviser is part of the Advantage Advisers group of registered investment advisers. Along with these other investment advisers, the Investment Adviser has adopted a set of proxy voting policies and procedures to ensure that the Investment Adviser votes proxies in a manner that serves the best interests of its clients, including the Fund. The following is a summary of the Investment Adviser's proxy voting policies and procedures.

THE INVESTMENT ADVISER

ADVANTAGE ADVISERS, L.L.C.

         The general policy of the Investment Adviser is to vote proxy proposals relating to the Fund in a manner that serves the best interest of the Fund. In general, the Investment Adviser will vote in accordance with its pre-determined voting guidelines (the "Guidelines"). In the case of a proxy issue for which there is a stated position in the Guidelines, the Investment Adviser generally votes in accordance with such stated position. In the case of a proxy issue for which there is a list of factors set forth in the Guidelines that the Investment Adviser considers in voting on such issue, the Investment Adviser will vote on a case-by-case basis in accordance with the general principles set forth above and considering such enumerated factors. In the case of a proxy issue for which there is no stated position or list of factors to be considered in voting on such issue, the Investment Adviser will vote on a case-by-case basis in accordance with the general principles set forth above.

         Investment discretion for each Separate Investment Account is exercised by the Sub-Investment Advisers. Accordingly, the Investment Adviser has delegated the responsibility for voting proxies relating to the Separate Investment Accounts to each such account's Sub-Investment Adviser. Each Sub-Investment Adviser votes proxies for their respective Separate Investment Account in accordance with their own proxy voting policies and procedures (as summarized below).

         From time to time, proxy-voting proposals may raise a conflict of interest between the interests of the Fund and the interests of the Investment Adviser, its affiliates and employees. If the Investment Adviser receives a proxy that to the knowledge of the Investment Adviser's Proxy Manager raises a conflict of interest, the Investment Adviser's Proxy Manager will advise the Investment Adviser's Governance Committee which will determine whether the conflict is material to any specific proposal involved in the proxy.

THE SUB-INVESTMENT ADVISERS

ALKEON CAPITAL MANAGEMENT, L.L.C.

         Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercise. When Alkeon has discretion to vote proxies of its clients, it will vote those proxies in the best interest of its clients and in accordance with these policies and procedures.

         In the absence of specific voting guidelines from a client, Alkeon will vote proxies in the best interests of each particular client, which may result in differing voting results for proxies for the same issuer. Alkeon believes that voting proxies in accordance with the following guidelines is in the best interest of its clients:

         o Generally, Alkeon will vote in favor of routine corporate housekeeping proposals, including election of directors (where no corporate governance issues are implicated) and selection of auditors.
         o Generally, Alkeon will vote against proposals that make it more difficult to replace member's of the issuer's board of directors, including proposals to stagger the board, cause management to be over represented on the board, introduce cumulative voting, introduce unequal voting rights, and create supermajority voting.
         o Alkeon has determined that in most cases it will vote for the expensing of stock options as the consensus feeling is that options are an actual expense of a given issuer unless in extraordinary circumstances approved by Alkeon's Compliance Officer.

         For other proposals, Alkeon will determine whether a proposal is in the best interests of its clients and may take into account the following factors, among others:

         (1) whether the proposal was recommended by management and Alkeon's opinion of management;
         (2)   whether the proposal acts to entrench existing management; and
         (3) whether the proposal fairly compensates management for past and future performance.

         Alkeon's Compliance Officer will identify any conflicts that exist between the interest of Alkeon and its clients. This examination will include a review of the relationship of Alkeon and its affiliates with the issuer of each security and any of the issuer's affiliates to determine if the issuer or its management is a client of Alkeon or an affiliate of Alkeon or had some other relationship with Alkeon or a client of Alkeon. If a material conflict exists, the Compliance Officer will determine whether voting in accordance with the voting guidelines and factors described above is in the best interest of the client. The Compliance Officer will ensure that all proposals are voted in the best interest of a client by having all material conflicts reviewed by a proxy voting committee consisting of the Compliance Officer and two Alkeon portfolio managers.

KBW ASSET MANAGEMENT, INC.

         Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised. When KBW Asset Management ("KBWAM") has discretion to vote the proxies of its clients, it will vote those proxies in the best interest of its clients and in accordance with these policies and procedures.

         When voting proxies for client accounts, KBWAM's primary objective is to make voting decisions in the best interests of clients and account beneficiaries. In fulfilling its obligations to clients, KBWAM will act in a manner deemed to be prudent and diligent and which is intended to enhance the economic value of the underlying securities held in client accounts. In certain situations, a client or its fiduciary may provide KBWAM with a statement of proxy voting policy. In these situations, KBWAM will generally seek to comply with such policy to the extent it would not be inconsistent with the fiduciary responsibility of KBWAM.

         These procedures are adopted by KBWAM pursuant to the policy cited above and are hereby delegated to KBWAM's Proxy Manager. These procedures will be reviewed on a yearly basis and such changes as KBWAM believes are necessary to maintain compliance with applicable federal securities regulations will be adopted.(1)

_________________

(1)  Including Rule 206(4)-6 under the Investment Advisers Act of 1940.



         If, in its sole discretion, KBWAM believes it is appropriate to do so, KBWAM may employ an independent service provider that specializes in providing a variety of proxy-related services to institutional investment managers, plan sponsors, custodians, consultants, and other institutional investors. These services may include in-depth research, issuer analysis, and voting recommendations as well as vote execution, reporting and recordkeeping.

EVALUATION AND VOTING

         KBWAM's Proxy Manager shall designate one or more employees of KBWAM (each a "designated employee") to review each proxy received by KBWAM for which KBWAM has the responsibility to vote and to ensure that all proxies are voted according to KBWAM's guidelines.

         The designated employee will review the proxy to determine whether the KBWAM proxy voting manual prescribes how the issue presented is to be voted.

         (1) If the proxy voting manual prescribes how the issue is to be voted, the designated employee shall inform the Proxy Manager who will vote the proxy in accordance with the proxy voting manual.

         (2) If the proxy voting manual is silent as to the issue in question, and there is no conflict of interest, the designated employee shall inform the Proxy Manager who will the proxy in accordance with the best interests of the clients, as determined by the Proxy Manager, in its sole discretion.

               (a) KBWAM believes that voting proxies in accordance with the following guidelines is in the best interest of its clients.

                    (i) Generally, KBWAM will vote in favor of routine corporate housekeeping proposals, including election of directors (where no corporate governance issues are implicated) and selection of auditors.

                    (ii) Generally, KBWAM will vote against proposals that make it more difficult to replace members of the issuer's board of directors, including proposals to stagger the board, cause management to be over represented on the board, introduce cumulative voting, introduce unequal voting rights, and create supermajority voting.

         (3) KBWAM will vote proxies that present a potential conflict of interest in accordance with the procedures set forth below.

CONFLICTS OF INTEREST

         The term "conflict of interest" refers to a situation in which KBWAM has a financial interest in a matter presented by a proxy which may compromise KBWAM's freedom of judgment and action with respect to the voting of the proxy. Examples of such a situation include:

         (a)   Companies affiliated with directors of KBWAM;
         (b)   Companies affiliated with officers of KBWAM;
         (c) Companies that maintain significant business relationships with KBWAM or with which KBWAM is actively seeking a significant business relationship.

         A situation in which KBWAM has a financial interest in a matter presented for proxy would not present a conflict of interest if the financial interest is solely by reason of KBWAM's role as investment adviser.

KBWAM does not consult with, or keep track of the business relations or affiliations of its parent company. Further, KBWAM does not communicate to its parent company any issues regarding proxy voting. Accordingly, issues affecting affiliates of KBWAM are not considered conflicts of interest unless such conflicts are specifically known to KBWAM.

         KBWAM will maintain a list of those companies which issue publicly traded securities and with which KBWAM has such a relationship that proxies presented with respect to those companies may, or may be perceived to, give rise to a conflict of interest between KBWAM and its clients.

         Proxies that are received from companies on the list will be identified by the designated employee as posing a potential conflict of interest. This examination will include a review of the relationship of KBWAM with the issuer and the nature of the potential conflict. If a material conflict exists, the designated employee will direct the proxy to the Proxy Manager, who will determine whether voting in accordance with the proxy voting guidelines and factors described above is in the best interest of the client. The Proxy Manager will ensure that all proposals are voted in the best interest of the client by having all material conflicts reviewed by a proxy voting committee consisting of the Proxy Manager and two portfolio managers.

KILKENNY CAPITAL MANAGEMENT, L.L.C.

         Set forth is a summary of the policies and procedures of Kilkenny Capital Management, L.L.C. with respect to proxy voting. This statement does not attempt to describe every regulatory and compliance requirement applicable to proxy voting, but rather summarizes some of the issues involved and establishes general rules and procedures. Although this statement expressly addresses proxy voting, the policies and procedures set forth herein apply to any solicitation of votes with respect to securities held in a Discretionary Account (as defined below).

Some of the terms used herein have the following definitions:

         "Client Account" means any client or investment fund as to which or for whom Kilkenny provides investment advisory services.

         "Discretionary Account" means any Client Account with respect to which that client has granted Kilkenny (a) discretionary proxy voting authority or (b) discretionary investment authority without expressly retaining proxy voting authority. All investment funds are Discretionary Accounts.

         Kilkenny will vote all proxies on behalf of Discretionary Accounts after carefully considering all proxy solicitation materials and other available facts. Kilkenny's Proxy Control Officer will make all voting decisions on behalf of a Discretionary Account based solely on the Proxy Control Officer's determination of the best interests of that Discretionary Account. Kilkenny will use reasonable efforts to respond to each proxy solicitation by the deadline for such response.

         Kilkenny will vote FOR a proposal when it believes that the proposal best serves the best interest of the Discretionary Account whose proxy is solicited because, on the balance, the following factors predominate:

         (i) the proposal has a positive economic effect on shareholder value;

         (ii)  the proposal poses no threat to existing rights of shareholders;

         (iii) the dilution, if any, of existing shares that would result from approval of the proposal is warranted by the benefits of the proposal; and

         (iv) the proposal does not limit or impair the accountability to shareholders on the part of management and the board of directors.

         Kilkenny will vote AGAINST a proposal if it believes that, on balance, the following factors predominate:

         (i) the proposal has an adverse economic effect on shareholder value;
         (ii) the proposal limits the rights of shareholders in a manner or to an extent that is not warranted by the benefits of the proposal;
         (iii) the proposal causes significant dilution of shares that is not warranted by the benefits of the proposal; (iv) the proposal limits or impairs accountability to the shareholders on the part of management or the board of directors; or
         (v) the proposal is a shareholder initiative that Kilkenny believes wastes time and resources of the company or reflects the grievance of one individual.

         Kilkenny will ABSTAIN from voting proxies when it believes that it is appropriate. Usually, this occurs when Kilkenny believes that a proposal holds negative but nonquantifiable implications for shareholder value but may express a legitimate concern.

         Kilkenny recognizes that that a potential conflict of interest between Kilkenny and a Discretionary Account over proxy voting may arise from time to time, such as, for example, when Kilkenny or one of its affiliates has a business arrangement that could be affected by the outcome of a proxy vote or has a personal or business relationship with a person seeking appointment or re-appointment as a director of a company. If a material conflict of interest arises, Kilkenny will vote all proxies in accordance with its proxy voting procedures described above. Under no circumstances will Kilkenny place its own interests ahead of the interests of its Discretionary Accounts in voting proxies.

         If Kilkenny determines that its proxy voting policies do not adequately address a material conflict of interest related to a proxy, Kilkenny will provide the affected client with copies of all proxy solicitation materials received with respect to that proxy, notify the client of the actual or potential conflict f interest and of Kilkenny's intended response to the proxy request (which response will be in accordance with Kilkenny's proxy voting policies described above), and request that the client consent to Kilkenny's intended response. If the client consents to the intended response or fails to respond to the notice within a reasonable period of time specified in the notice, Kilkenny will vote the proxy as described in the notice. If the client objects to the intended response, Kilkenny will vote the proxy as directed by the client.

         A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available without charge upon request by calling Oppenheimer Asset Management Inc. collect at 212-667-4225 and at the Securities and Exchange Commission website at http://www.sec.gov.

         Information regarding how the Fund voted proxies relating to portfolio securities during the most recent twelve month period ended June 30 is available, without charge, upon request, by calling Oppenheimer Asset Management Inc. collect at 212-667-4225 and at the Securities and Exchange Commission website at http://www.sec.gov.

                              GENERAL INFORMATION


ADMINISTRATOR, CUSTODIAN, TRANSFER AGENT AND DIVIDEND PAYING AGENT

         PFPC, Inc. ("PFPC") provides certain administrative, accounting and investor services, including acting as transfer agent and dividend paying agent, to Oppenheimer Asset Management's U.S. funds, including the Fund. PFPC, the second largest provider of mutual fund administrative services in the United States, is an indirect, wholly-owned subsidiary of PNC Bank Corp. and an affiliate of PNC Bank, N.A. Through its offices in Delaware, Pennsylvania and Massachusetts, PFPC performs accounting and administrative services for a wide variety of mutual funds and other pooled investment vehicles.

         PFPC Trust Company ("PFPC Trust") serves as the primary custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board of Trustees of the Fund in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Investment Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. PFPC Trust's principal business address is 103 Bellevue Parkway, Wilmington, Delaware 19809.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

         Ernst & Young LLP, 5 Times Square, New York, New York, 10036 acts as independent registered public accountants for the Fund and in such capacity audits the Fund's annual financial statements and financial highlights.

LEGAL MATTERS

         The validity of the shares offered hereby has been passed upon for the Fund by Skadden, Arps, Slate, Meagher & Flom LLP, One Beacon Street, Boston, Massachusetts 02108.

                    Advantage Advisers Multi-Sector Fund I

                             Financial Statements

                                  Year Ended
                              September 30, 2004

                                   Contents

Report of Independent Registered Public Accounting Firm                 1

Statement of Assets and Liabilities                                     2

Statement of Operations                                                 3

Statements of Changes in Net Assets                                     4

Notes to Financial Statements                                           5

Schedule of Portfolio Investments                                      15

Schedule of Securities Sold, Not Yet Purchased                         24

Schedule of Written Options                                            31

            Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees of Advantage Advisers Multi-Sector Fund I

We have audited the accompanying statement of assets and liabilities of Advantage Advisers Multi-Sector Fund I (the "Fund"), including the schedules of portfolio investments, securities sold, not yet purchased and written options, as of September 30, 2004, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 2004, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage Advisers Multi-Sector Fund I at September 30, 2004, the results of its operations for the year then ended, and the changes in its net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

New York, New York
November 12, 2004


                               Advantage Advisers Multi-Sector Fund I

                                 Statement of Assets and Liabilities

                                                                                   September 30, 2004
                                                                                   --------------------


Assets
Investments in securities, at market value (cost -- $99,484,117)                         $ 101,043,889
Cash and cash equivalents                                                                   23,663,173
Due from broker                                                                             28,651,859
Receivable for investment securities sold                                                    2,630,285
Receivable for Fund shares sold                                                                316,276
Interest receivable                                                                             71,514
Dividends receivable                                                                            28,079
Other assets                                                                                    34,507
                                                                                   --------------------
        Total assets                                                                       156,439,582
                                                                                   --------------------

Liabilities
Securities sold, not yet purchased, at market (proceeds -- $33,970,528)                     34,658,549
Options written, at market value (premiums -- $191,829)                                        439,975
Payable for investment securities purchased                                                  3,586,215
Accrued incentive fees                                                                         754,780
Advisory fee payable                                                                           182,265
Custody fees payable                                                                            50,418
Dividends payable on securities sold, not yet purchased                                         30,800
Administration fees payable                                                                     23,457
Accrued expenses                                                                               857,464
                                                                                   --------------------
        Total liabilities                                                                   40,583,923
                                                                                   --------------------
           Net Assets                                                                    $ 115,855,659
                                                                                   ====================

Net assets
Represented by:
Shares of beneficial interest -- $0.001 par value;
  unlimited shares authorized; 4,741,608 shares issued
  and outstanding                                                                        $       4,742
Additional paid-in-capital                                                                 112,004,228
Accumulated net investment loss                                                                (20,000)
Accumulated net realized gain from investment transactions                                   3,243,084
Net unrealized appreciation of investments                                                     623,605
                                                                                   --------------------
        Net Assets                                                                       $ 115,855,659
                                                                                   ====================
Net asset value per share                                                                      $ 24.43
                                                                                   ====================

             The accompanying notes are an integral part of these financial statements.



                               Advantage Advisers Multi-Sector Fund I

                                       Statement of Operations


                                                                                       Year Ended
                                                                                   September 30, 2004
                                                                                 ----------------------


Investment Income

 Dividends (net of foreign withholding tax of $6,741)                                        $ 710,866
 Interest                                                                                      461,413
                                                                                 ----------------------
   Total investment income                                                                   1,172,279
                                                                                 ----------------------

Expenses
 Advisory fees                                                                               1,670,454
 Incentive fees                                                                                754,780
 Legal fees                                                                                    465,326
 Dividends on securities sold, not yet purchased                                               373,173
 Shareholder servicing fees                                                                    320,261
 Stock loan interest expense                                                                   271,374
 Custody fees                                                                                  249,501
 Audit and tax fees                                                                            204,500
 Administration fees                                                                           154,621
 Transfer agent fees                                                                           116,653
 Printing fees                                                                                 113,738
 Insurance                                                                                      69,690
 Trustees' fees                                                                                 50,712
 Registration expense                                                                           29,169
 Miscellaneous expense                                                                          31,017
                                                                                 ----------------------
   Total expenses                                                                            4,874,969
                                                                                 ----------------------
  Net investment loss                                                                       (3,702,690)
                                                                                 ----------------------

Realized gain (loss) and unrealized depreciation from investment activities

 Realized gain (loss) from investment activities
  Investment securities                                                                     14,274,456
  Purchased options                                                                         (2,370,045)
  Securities sold, not yet purchased                                                        (2,006,909)
  Written options                                                                              178,307
                                                                                 ----------------------
   Net realized gain from investment activities                                             10,075,809

   Net change in unrealized depreciation of investments                                     (8,803,187)
                                                                                 ----------------------
   Net realized and unrealized gain from investment activities                               1,272,622
                                                                                 ----------------------
   Decrease in net assets resulting from operations                                      $  (2,430,068)
                                                                                 ======================

             The accompanying notes are an integral part of these financial statements.



                               Advantage Advisers Multi-Sector Fund I

                                 Statements of Changes in Net Assets


                                                                                       Year Ended             Year Ended
                                                                                   September 30, 2004     September 30, 2003
                                                                                  --------------------   --------------------


From operations:

 Net investment loss                                                                     $  (3,702,690)       $  (5,203,440)
 Net realized gain from investment activities                                               10,075,809           10,172,201
 Net change in unrealized appreciation (depreciation)
  of investments                                                                            (8,803,187)          12,985,682
                                                                                  ---------------------   ------------------
  Increase (decrease) in net assets resulting from operations                               (2,430,068)          17,954,443
                                                                                  ---------------------   ------------------
Distributions to shareholders:
 Realized short-term capital gains ($1.1694 per share)                                      (5,722,292)                  --
 Realized long-term capital gains ($0.0006 per share)                                           (2,939)                  --
                                                                                  ---------------------   ------------------
  Net decrease in net assets resulting
    from distributions to shareholders                                                      (5,725,231)                  --
                                                                                  ---------------------   ------------------
From beneficial interest transactions:
 Net proceeds from sale of shares                                                           28,229,440           30,794,422
 Reinvestment of distributions                                                               5,508,348                   --
 Cost of shares repurchased                                                                (32,475,515)         (18,793,330)
                                                                                  ---------------------   ------------------
  Net increase in net assets from beneficial
    interest transactions                                                                    1,262,273           12,001,092
                                                                                  ---------------------   ------------------
  Net increase (decrease) in net assets                                                     (6,893,026)          29,955,535
                                                                                    ---------------------   ------------------
  Net assets at beginning of year                                                          122,748,685           92,793,150
                                                                                  ---------------------   ------------------
  Net assets at end of year                                                              $ 115,855,659        $ 122,748,685
                                                                                  =====================   ==================

             The accompanying notes are an integral part of these financial statements.


                    Advantage Advisers Multi-Sector Fund I
              Notes to Financial Statements -- September 30, 2004

1.   Organization

     Advantage Advisers Multi-Sector Fund I (the "Fund") was organized in the State of Delaware on August 14, 2001 and is registered as a closed-end, non-diversified, management investment company under the Investment Company Act of 1940, as amended (the "Act"). The Fund commenced operations on March 27, 2002. Advantage Advisers, L.L.C. (the "Investment Adviser"), a Delaware limited liability company ultimately controlled by Oppenheimer Asset Management Inc. ("OAM"), is responsible for the Fund's investment activities pursuant to an investment advisory agreement with the Fund. Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve as trustees of the Fund (collectively the "Board" and each member a "Trustee").

     The Fund's investment objective is to seek capital appreciation while managing risk through the use of a multi-strategy hedged equity investment program. The term "hedged equity," when used in this context, means the use by the Sub-Investment Advisers (as defined below) of long and short positions in equity securities and other securities having equity characteristics, put and call options, and other special investment techniques including the use of swaps, swaptions, forward contracts, security index options and leverage in order to maximize the potential for capital appreciation and to attempt to preserve capital and, where possible, to profit from adverse or volatile market conditions. The Fund intends to pursue this objective by investing primarily in securities of issuers in three sectors, which are banking/financial services, healthcare/biotechnology and technology. Until otherwise determined by the Fund's Board, the Fund will pursue its investment program by allocating its net assets among three separate investment accounts (each, a "Separate Investment Account"). Each Separate Investment Account will be managed by one or more investment professionals associated with various investment management firms (each, a "Sub-Investment Adviser").

     The Fund is authorized to issue an unlimited number of shares of beneficial interest ("the shares") at $0.001 par value. Shares are made available through Oppenheimer & Co. Inc. ("Oppenheimer") as principal distributor, on a best efforts basis, subject to various conditions. The minimum initial investment is $25,000. Investors will be subject to a sales charge of up to 5.00% of the offering price, subject to volume discounts. For the year ended September 30, 2004, Oppenheimer received $395,062 from sales charges. Sales charges may be waived for fee based accounts. On a daily basis, the Fund makes additional sales of its shares at their net asset value plus applicable sales charges, to investors who are qualified to invest in the Fund (i.e., "qualified clients" as defined in Rule 205-3 under the Investment Advisers Act of 1940). The minimum additional investment is $1,000 for investors that are shareholders of the Fund and will include the applicable sales charges. To provide investors with a degree of liquidity, the Fund makes quarterly offers to repurchase its shares. Repurchase offers are limited to 5% to 25% of the Fund's outstanding shares at the Board's discretion. The Fund has repurchased, and presently intends to continue to repurchase, 5% of its outstanding shares during each of the first three calendar quarters of each year and 25% of its outstanding shares during the last calendar quarter.

                    Advantage Advisers Multi-Sector Fund I
        Notes to Financial Statements -- September 30, 2004 (continued)

1.   Organization (continued)

     The Board has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund's investment program. The Board has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business, other than the Fund's fundamental investment policies, which can only be changed by a vote of the shareholders. The Trustees will not contribute to the capital of the Fund in their capacity as Trustees, but may subscribe for shares, subject to the eligibility requirements described in the Prospectus.

2.   Significant Accounting Policies

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Fund's financial statements are reasonable and prudent; however, actual results could differ from these estimates.

     a.   Portfolio Valuation

     Securities and commodities transactions, including related revenue and expenses, are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, net of foreign withholding tax. Interest income and expense are recorded on the accrual basis.

     The Fund amortizes premium and accretes discount on bonds using the effective yield method.

     The value of the net assets of the Fund will be determined on each business day as of the close of regular business of the New York Stock Exchange in accordance with the procedures summarized below under the supervision of the Board.

     Domestic exchange traded securities (other than options and those securities traded on NASDAQ) are valued at their last sale prices as reported on the exchanges where those securities are traded. NASDAQ listed securities are valued at the NASDAQ official closing price. If no sales of those securities are reported on a particular day, the securities will be valued based upon their bid prices for securities held long, or their ask prices for securities sold, not yet purchased as reported by such exchanges. Securities traded on a foreign securities exchange are valued at their last sale prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices for securities held long or ask prices for securities sold, not yet purchased as reported by that exchange. Other securities for which market quotations are readily available are valued at their bid prices (or ask prices in the case of securities sold, not yet purchased) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by the Investment Adviser under the supervision of the Board.

     Debt securities will be valued in accordance with the procedures described above, which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuation for normal institutional size trading units. The Investment Adviser will monitor the reasonableness of valuations provided by the pricing service. Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost.

                    Advantage Advisers Multi-Sector Fund I
        Notes to Financial Statements -- September 30, 2004 (continued)


2.   Significant Accounting Policies (continued)

     a.   Portfolio Valuation (continued)

     If in the view of the Investment Adviser, the bid price of a listed option or debt security (or ask price in the case of any such securities sold, not yet purchased) does not fairly reflect the market value of the security, the Investment Adviser may value the security at fair value in good faith and under the supervision of the Board. All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of foreign securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of foreign securities and exchange rates may be affected by events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When an event materially affects the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by the Investment Adviser or under the supervision of the Board.

     Fair value, shall take into account the relevant factors and surrounding circumstances, which may include: (i) the nature and pricing history (if any) of the security or other investment; (ii) whether any dealer quotations are available; (iii) possible valuation methodologies that could be used to determine fair value; (iv) the recommendation of the Investment Adviser with respect to the valuation; (v) whether the same or similar securities or other investments are held by other accounts or other funds managed by the Investment Adviser and the valuation method used by the Investment Adviser with respect thereto; (vi) the extent to which the fair value to be determined will result from the use of data or formulae produced by third parties independent of the Investment Adviser; and (vii) the liquidity or illiquidity of the market for the security or other investment.

     b.   Cash Equivalents

     The Fund considers all financial instruments that mature within three months of the date of purchase as cash equivalents. At September 30, 2004, $23,663,173 in cash equivalents were held at PNC Bank in an interest bearing money market deposit account.

     c.   Organizational Expenses and Offering Costs

     The Fund's organizational expenses have been expensed as incurred. Initial offering costs were amortized to expense on a straight-line basis over a twelve-month period, which ended on March 28, 2003. Continuing offering costs are expensed as incurred.

     d.   Dividends and Distributions

     Dividends and distributions to shareholders are recorded on the ex-dividend date. Income and capital gains distributions are determined in accordance with federal tax regulations and may differ from those determined in accordance with accounting principles generally accepted in the United States. To the extent these differences are permanent, such amounts are reclassified within the capital accounts based on their federal tax basis treatment; temporary differences do not require such reclassification.

                    Advantage Advisers Multi-Sector Fund I
        Notes to Financial Statements -- September 30, 2004 (continued)


2.   Significant Accounting Policies (continued)

     d.   Dividends and Distributions (continued)

     During the fiscal year ended September 30, 2004, permanent differences, primarily due to net operating losses of $3,710,690, resulted in a net decrease in accumulated net investment loss and a corresponding decrease in undistributed net realized gain from investment transactions. The reclassification has no effect on net assets.

     e.   Income Taxes

     It is the Fund's policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its investment company taxable income and net realized gains, if any, to shareholders. Therefore, no provisions for federal income or excise taxes are required.

3.   Advisory Fees

     The Fund's Investment Advisory Agreement provides that in consideration for the Investment Adviser providing certain management services and for certain administrative services, the Fund will pay an advisory fee to the Investment Adviser at the annual rate of 1.25% of the Fund's average daily net assets, which is due and payable in arrears within five business days after the end of each month. This fee will be accrued daily as an expense to be paid out of the Fund's net assets and will have the effect of reducing the net asset value of the Fund. The Investment Adviser will pay a fee to each Sub-Investment Adviser for services provided by each Sub-Investment Adviser computed at the annual rate of 0.25% of the average daily net assets of each Sub-Investment Adviser's Separate Investment Account. Each Sub-Investment Adviser, as a non-managing member of the Investment Adviser, will be entitled to share in the Investment Adviser's profits, including advisory fees paid to the Investment Adviser.

4.   Incentive Fees

     The Fund may pay Incentive Fees to the Investment Adviser at the end of each fiscal period. Incentive Fees will be payable to the Investment Adviser from the Fund (out of assets allocated to the Separate Investment Account) based on the independent investment performance of each Separate Investment Account for the fiscal period. The Investment Adviser will be paid an Incentive Fee equal to 20% of each Separate Investment Account's net profit, which is equal to the net realized and unrealized gains or losses and net investment income or loss of the Separate Investment Account for the fiscal period subject to reduction for prior period realized and unrealized losses and net investment loss of the Separate Investment Account that have not previously been offset against its profits. For the year ended September 30, 2004, the Investment Adviser was entitled to an accrued incentive fee of $754,780. The Investment Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee with respect to a Separate Investment Account for a fiscal period will not be reversed by the subsequent decline in assets of that Separate Investment Account in any subsequent fiscal period. The Fund will calculate and accrue Incentive Fees daily based on each Separate Investment Account's investment performance. The Fund's net asset value will be reduced or increased each day to reflect these calculations. For purposes of calculating the Incentive Fee, expenses of the Fund that are not specifically attributable to any Separate Investment Account will be allocated one third to each Separate Investment Account when incurred. Each Sub-Investment Advisers, as non-managing members of the Investment Adviser, may be entitled to share in applicable Investment Adviser's profits, including Incentive Fees of the Investment Adviser.

                    Advantage Advisers Multi-Sector Fund I
        Notes to Financial Statements -- September 30, 2004 (continued)


5.   Shareholder Servicing Fee

     The Fund intends to pay compensation ("Shareholder Servicing Fees") to selected brokers and dealers, including Oppenheimer, that maintain shares for their customers in accordance with the terms of the several selling and servicing agreements between Oppenheimer and the brokers and dealers for the provisions of shareholder services. Shareholder Servicing Fees are payable quarterly at an annual rate of 0.25% of the average daily net asset value of outstanding shares held by the brokers and dealers for their customers.

     Shareholder Servicing Fees during the year ended September 30, 2004 amounted to $320,261, of which $184,130 was earned by Oppenheimer.

6.   Administration Fee

     PFPC Inc. ("PFPC") and its affiliates provide transfer agency, administration, custodial, accounting and investor services to the Fund which are in addition to the services provided by the Investment Adviser, as described above. In consideration for these services, the Fund pays PFPC an administration fee of 0.10% of the Fund's first $200 million of average daily net assets, subject to an annual minimum fee of $100,000.

7.   Indemnifications

     The Fund has entered into several contracts that contain routine indemnification clauses. The Fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Fund that have not yet occurred. The Fund has had no claims or payments pursuant to these or prior agreements, and the Fund believes the likelihood of a claim being made is remote.

     During the period of February 2, 2004 through April 2, 2004, the Fund's prospectus did not contain certain updated information, including updated financial statements, required by the Securities Act. The Fund may be required to repurchase shares sold during this period at a price equal to the investors' purchase price plus interest thereon. Oppenheimer and OAM have undertaken to the Fund that they will reimburse the Fund for any net loss, or costs associated therewith, incurred by the Fund as a result of any such repurchase (the price paid to investors in repurchase of their shares less the net asset value of the shares at the time they are repurchased, plus interest on such amount through the date of the repurchase). The shares sold during such period totaled 262,440 at a net asset value per share between $25.58 and $26.99. The amount of the reimbursement by Oppenheimer and OAM will depend on the difference between the repurchase price paid for the shares and the net asset value per share at the time of repurchase and the number of shares repurchased, but in no event will it have any effect on the net asset value per share of the Fund.

                    Advantage Advisers Multi-Sector Fund I
        Notes to Financial Statements -- September 30, 2004 (continued)


8.   Securities Transactions

     Aggregate purchases and sales of investment securities, excluding short-term securities, for the year ended September 30, 2004, amounted to $195,933,975 and $200,738,736, respectively. Aggregate purchases and sales of securities sold, not yet purchased, excluding short-term securities, for the year ended September 30, 2004, amounted to $62,997,995 and $75,075,160, respectively.

     For the year ended September 30, 2004, Oppenheimer earned $32,003 in brokerage commissions from portfolio transactions executed on behalf of the Fund. In addition, for the year ended September 30, 2004, Mainsail Group, LLC, and Keefe Bruyette & Woods, Inc., both broker affiliates of Fund's Sub-Investment Advisers, earned $53,000 and $32,899, respectively, in brokerage commissions from portfolio transactions executed on behalf of the Fund.

9.   Beneficial Interest

     Transactions in shares of beneficial interest were as follows:


                                                          Year Ended              Year Ended
                                                      September 30, 2004      September 30, 2003
                                                           Shares                   Shares
                                                   -----------------------   --------------------


      Shares at beginning of period                             4,735,619              4,219,678
                                                   -----------------------   --------------------
      Shares sold                                               1,076,002              1,288,792
      Shares reinvested                                           211,859                     --
      Shares repurchased                                       (1,281,872)              (772,851)
                                                   -----------------------   --------------------
      Net increase                                                  5,989                515,941
                                                   -----------------------   --------------------
      Shares at end of period                                   4,741,608              4,735,619
                                                   =======================   ====================


     As of September 30, 2004, Oppenheimer owned 5,937 shares of the Fund.

10.  Leverage; Borrowing

     The Fund is authorized to borrow money for investment purposes and to meet repurchase requests. To the extent that the Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage was employed. If the Fund's investments decline in value, the loss will be magnified if the Fund has borrowed money to make investments.

     The Act provides that the Fund may not borrow for any purpose if, immediately after doing so, it will have an "asset coverage" of less than 300%. This could prevent the Fund from borrowing to fund the repurchase of shares. For this purpose, an "asset coverage" of 300% means that the Fund's total assets equal 300% of the total outstanding principal balance of indebtedness. The Fund also may be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce its asset level below what is required by the Act or the Fund's borrowing arrangements. As of September 30, 2004, the average daily amount of such borrowings was $423,604, and the daily weighted average annualized interest rate was 1.62%.

                    Advantage Advisers Multi-Sector Fund I
        Notes to Financial Statements -- September 30, 2004 (continued)


11. Financial Instruments with Off-Balance Sheet Risk or Concentrations of Credit Risk

     In the normal course of business, the Fund may trade various financial instruments and enter into various investment activities with off-balance sheet risk. These financial instruments may include forward contracts, swaps, swaptions, security index options, options, and securities sold, not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of assets and liabilities.

     The Fund maintains cash in bank deposit accounts, which at times may exceed federally insured limits. The Fund has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash deposits.

     Securities sold, not yet purchased represents obligations of the Fund to deliver specified securities and thereby creates a liability to purchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Fund's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount indicated in the statement of assets and liabilities. Primarily all investments in securities sold, not yet purchased and due from broker are positions with, and amounts due from, the prime broker. Accordingly, the Fund has a concentration of individual counterparty credit risk with the prime broker. The Fund pledges securities in an account at PFPC Trust Company, for the benefit of the prime broker, to meet the margin requirement as determined by the prime broker.

     The risk associated with purchasing an option is that the Fund pays a premium whether or not the option is exercised. Additionally, the Fund bears the risk of loss of premium and change in market value should the counterparty not perform under the contract. Put and call options purchased are accounted for in the same manner as common stock.

     When the Fund writes an option, the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. In writing an option, the Fund bears the market risk of an unfavorable change in the price of the security or index underlying the written option. The exercising of an option written by the Fund could result in the Fund buying or selling a security at a price different from the current market value.

                    Advantage Advisers Multi-Sector Fund I
        Notes to Financial Statements -- September 30, 2004 (continued)


11. Financial Instruments with Off-Balance Sheet Risk or Concentrations of Credit Risk (continued)

     For the year ended September 30, 2004, transactions in written options were as follows:


                                                  Call Options                              Put Options
                                       ------------------------------------------------------------------------------

                                            Number                                Number
                                         of Contracts        Premium           of Contracts               Premium
                                       ------------------------------------------------------------------------------


       Beginning balance                         248         $46,804                  966                $152,864
       Options written                         4,182         994,593                4,662                 794,043
       Options expired                        (1,220)       (165,731)              (1,461)               (219,187)
       Options exercised                        (405)        (47,404)                (940)               (140,084)
       Options closed                         (2,453)       (666,736)              (3,037)               (557,333)
                                       ---------------------------------------------------------------------------
       Options outstanding at
         September 30, 2004                      352        $161,526                  190                 $30,303
                                       ===========================================================================


12.  Federal Income Tax Information

     Income and capital gain distributions are determined in accordance with federal income tax regulations, which may differ from GAAP.

     During the fiscal year ended September 30, 2004, the tax basis of the distributions were $5,722,292 of ordinary income and $2,939 of long term capital gain.

     At September 30, 2004, the components of net assets (excluding paid in capital) on a tax basis were as follows:



     Undistributed ordinary income                                  $532,879
     Plus/Less: Cumulative Timing Differences                        (20,000)
                                                              ---------------
     Accumulated undistributed ordinary income                                         $512,879
     Currently distributable net realized capital gain             4,059,927
     Plus/Less: Cumulative Timing Differences                     (1,349,722)
                                                              ---------------
     Accumulated undistributable net realized gain                                    2,710,205
     Tax unrealized appreciation                                    (726,117)
     Plus/Less: Cumulative Timing Differences                      1,349,722
                                                              ---------------
     Book unrealized appreciation                                                       623,605
                                                                                 ---------------
     Net Assets (excluding paid in capital)                                          $3,846,689
                                                                                 ===============

     The differences between book and tax basis unrealized appreciation is primarily attributable to wash sales.

     Net Asset Value                                                               $115,855,659
     Paid in Capital                                                               (112,008,970)
                                                                                 ---------------
     Net Assets (excluding paid in capital)                                          $3,846,689
                                                                                 ===============

                    Advantage Advisers Multi-Sector Fund I
        Notes to Financial Statements -- September 30, 2004 (continued)


13.  Financial Highlights


                                                                 For the                                For the Period
                                                               Year Ended            For the          March 27, 2002 (f)
                                                              September 30,         Year Ended             through
                                                                  2004          September 30, 2003    September 30, 2002
                                                            ------------------  -------------------  ---------------------


 Net asset value per share, beginning of period                        $25.92               $21.99              $23.75(a)
                                                            ------------------  -------------------  ---------------------
 Income from investment operations (b):
  Net investment loss                                                   (0.72)               (1.17)                (0.34)
  Net realized gain (loss) and change in unrealized
     appreciation or (depreciation) on investments                       0.40                 5.10                 (1.42)
                                                            ------------------  -------------------  ---------------------
  Total income loss from investment operations                          (0.32)                3.93                 (1.76)
                                                            ------------------  -------------------  ---------------------
 Distributions to shareholders:
  Realized capital gains                                                (1.17)                   --                   --
                                                            ------------------  -------------------  ---------------------
   Total distributions to shareholders                                  (1.17)                   --                   --
                                                            ------------------  -------------------  ---------------------
 Net asset value per share, end of period                              $24.43               $25.92                 $21.99
                                                            ------------------  -------------------  ---------------------
 Total return -- gross (c)(d)                                          (0.91%)               20.54%                (7.41%)
 Total return -- net (c)(d)                                            (1.51%)               17.87%                (7.41%)
 Ratios/supplemental data:
  Net assets (dollars in thousands), end of period                   $115,856             $122,749                $92,793
  Ratio of expenses to average net assets (e)                           3.68%                5.99%                  4.21%
  Ratio of expenses without incentive fee to average net
     assets (e)                                                         3.11%                3.35%                  4.21%
  Ratio of incentive fee to average net assets                          0.57%                2.64%                     --
  Ratio of net investment loss to average net assets (e)              (2.80%)              (4.95%)                (2.95%)
  Portfolio turnover (d)                                                 193%                 258%                   174%
 Average debt ratio                                                     0.32%                0.22%                     --


--------------------

(a)  Initial public offering price of $25.00 per share less sales charges of $1.25 per share.

(b)  Per share amounts presented are based on average shares outstanding throughout the periods indicated.

(c)  Total return gross/net of incentive fee is calculated assuming an investment on the first day of each period reported, reinvestment of all dividends and distributions, if any, at net asset value on the ex-dividend dates, and a sale at net asset value on the last day of each period reported. The figures do not include any applicable sales charges; results would be lower if they were included. Total return for periods of less than one year has not been annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)  Not annualized for periods of less than one year.

(e)  Annualized for periods of less than one year. The computation of such ratios for an individual shareholder may vary from these ratios due to the timing of capital transactions.

(f)  Commencement of operations.


14.  Subsequent Events

     Subsequent to September 30, 2004 and through November 12, 2004, there were additional subscriptions of $351,625.

                    Advantage Advisers Multi-Sector Fund I

                       Schedule of Portfolio Investments


                                                                                                      September 30, 2004
   Shares                                                                                                Market Value
-------------                                                                                        --------------------


             Investments in Securities -- 87.22%

             U.S. Common Stock -- 84.31%

              Applications Software -- 2.15%

      77,910   Microsoft Corp.                                                           (a)(b)                $  2,154,212

      13,504   Quest Software, Inc.*                                                     (a)                        150,164

      24,130   Siebel Systems, Inc.*                                                     (a)                        181,940
                                                                                                   -------------------------
                                                                                                                  2,486,316
                                                                                                   -------------------------
              Broadcasting Services/Programming -- 0.20%

      26,960   Liberty Media Corp., Class A*                                             (a)                        235,091
                                                                                                   -------------------------
              Cable Television -- 0.65%

      10,510   Comcast Corp., Special Class A*                                           (a)                        293,439

      14,770   EchoStar Communications Corp., Class A*                                   (a)                        459,643
                                                                                                   -------------------------
                                                                                                                    753,082
                                                                                                   -------------------------
              Casino Services -- 0.29%

      17,410   Scientific Games Corp.*                                                   (a)                        332,531
                                                                                                   -------------------------
              Chemicals - Specialty -- 0.43%

      15,840   Ecolab, Inc.                                                                                         498,010
                                                                                                   -------------------------
              Commercial Banks - Central U.S. -- 0.64%

      23,992   Texas Regional Bancshares, Inc., Class A                                                             745,911
                                                                                                   -------------------------
              Commercial Banks - Eastern U.S. -- 0.45%

       5,500   M&T Bank Corp.                                                            (b)                        526,350
                                                                                                   -------------------------
              Commercial Banks - Southern U.S. -- 2.43%

      49,800   Cardinal Financial Corp.*                                                                            468,618

      21,100   Hibernia Corp., Class A                                                                              557,251

      19,100   National Commerce Financial Corp.                                         (a)                        653,411

      27,400   SouthTrust Corp.                                                          (a)                      1,141,484
                                                                                                   -------------------------
                                                                                                                  2,820,764
                                                                                                   -------------------------
              Commercial Banks - Western U.S. -- 0.59%

       7,900   City National Corp.                                                                                  513,105

       4,200   First Community Bancorp                                                                              172,200
                                                                                                   -------------------------
                                                                                                                    685,305
                                                                                                   -------------------------
              Computer Aided Design -- 0.17%

      37,450   Parametric Technology Corp.*                                                                         197,736
                                                                                                   -------------------------
              Computer Data Security -- 0.05%

      16,230   BindView Development Corp.*                                                                           53,884
                                                                                                   -------------------------

                             The accompanying notes are an integral part of these financial statements.


                    Advantage Advisers Multi-Sector Fund I


                                                                                                      September 30, 2004
   Shares                                                                                                Market Value
-------------                                                                                        --------------------


             U.S. Common Stock -- (continued)

              Computer Services -- 0.14%

      10,830   LivePerson, Inc.*                                                                               $     35,414

       5,200   SunGard Data Systems, Inc.*                                               (a)                        123,604
                                                                                                   -------------------------
                                                                                                                    159,018
                                                                                                   -------------------------
              Computers -- 1.93%

      62,830   Dell, Inc.*                                                               (a)                      2,236,748
                                                                                                   -------------------------
              Computers - Memory Devices -- 1.31%

      42,590   SanDisk Corp.*                                                                                     1,240,221

      32,080   Western Digital Corp.*                                                    (a)                        281,983
                                                                                                   -------------------------
                                                                                                                  1,522,204
                                                                                                   -------------------------

              Computers - Peripheral Equipment -- 0.03%

       3,190   Interphase Corp.*                                                                                     31,581
                                                                                                   -------------------------

              Consulting Services -- 0.24%

      23,130   DiamondCluster International, Inc.*                                       (a)                        282,186
                                                                                                   -------------------------

              Data Processing/Management -- 0.54%

      17,515   NAVTEQ Corp.*                                                             (a)                        624,235
                                                                                                   -------------------------

              Dental Supplies & Equipment -- 0.03%

       2,400   Align Technology, Inc.*                                                                               36,672
                                                                                                   -------------------------

              Diagnostic Kits -- 0.03%

       8,000   Quidel Corp.*                                                                                         36,240
                                                                                                   -------------------------

              Drug Delivery Systems -- 2.34%

       9,030   Alkermes, Inc.*                                                                                      104,206

     110,800   Bentley Pharmaceuticals, Inc.*                                            (a)                      1,173,372

      11,300   Noven Pharmaceuticals, Inc.*                                              (a)                        235,492

     106,400   Penwest Pharmaceuticals Co.*                                              (a)                      1,201,256
                                                                                                   -------------------------
                                                                                                                  2,714,326
                                                                                                   -------------------------

              E-Commerce/Services -- 0.16%

      79,940   HomeStore, Inc.*                                                                                     184,661
                                                                                                   -------------------------

              Electronic Components - Miscellaneous -- 1.28%

      43,310   Flextronics International, Ltd.*                                          (a)                        573,857

      10,870   Jabil Circuit, Inc.*                                                      (a)                        250,010

      40,730   Solectron Corp.*                                                                                     201,614

      35,200   Vishay Intertechnology, Inc.*                                             (a)                        454,080
                                                                                                   -------------------------
                                                                                                                  1,479,561
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.


                    Advantage Advisers Multi-Sector Fund I


                                                                                                      September 30, 2004
   Shares                                                                                                Market Value
-------------                                                                                        --------------------


             U.S. Common Stock -- (continued)

              Electronic Components - Semiconductors -- 5.42%

      75,550   Altera Corp.*                                                             (a)                   $  1,478,513

      80,870   ATI Technologies, Inc.*                                                   (a)                      1,239,737

      55,880   Intel Corp.                                                               (a)                      1,120,953

      33,250   National Semiconductor Corp.                                                                         515,043

       8,991   Silicon Laboratories, Inc.*                                                                          297,512

      14,237   Volterra Semi-Conductor Corporation*                                                                 176,966

      53,590   Xilinx, Inc.                                                              (a)                      1,446,930
                                                                                                   -------------------------
                                                                                                                  6,275,654
                                                                                                   -------------------------

              Electronic Design Automation -- 0.12%

      10,490   Cadence Design Systems, Inc.*                                             (a)                        136,790
                                                                                                   -------------------------

              Enterprise Software/Services -- 1.28%

      10,010   BEA Systems, Inc.*                                                        (a)                         69,169

      14,040   Informatica Corp.*                                                                                    82,134

      21,280   Micromuse, Inc.*                                                                                      78,311

      21,600   Novell, Inc.*                                                                                        136,296

      76,440   Oracle Corp.*                                                             (a)                        862,243

      20,680   Ultimate Software Group, Inc.*                                            (a)                        253,950
                                                                                                   -------------------------
                                                                                                                  1,482,103
                                                                                                   -------------------------

              Entertainment Software -- 0.45%

      21,430   Activision, Inc.*                                                         (a)                        297,234

      11,460   THQ, Inc.*                                                                                           223,012
                                                                                                   -------------------------
                                                                                                                    520,246
                                                                                                   -------------------------
              Fiduciary Banks -- 2.29%

      15,600   Investors Financial Services Corp.                                        (b)                        704,028

      45,600   State Street Corp.                                                        (a)(b)                   1,947,576
                                                                                                   -------------------------
                                                                                                                  2,651,604
                                                                                                   -------------------------

              Finance - Auto Loans -- 1.14%

      31,100   Westcorp                                                                  (a)                      1,322,372
                                                                                                   -------------------------
              Finance - Credit Card -- 2.12%

      33,300   Capital One Financial Corp.                                                                        2,460,870
                                                                                                   -------------------------
              Finance - Investment Banker/Broker -- 3.28%

      25,100   Citigroup, Inc.                                                           (b)                      1,107,412

                       The accompanying notes are an integral part of these financial statements.


                    Advantage Advisers Multi-Sector Fund I



                                                                                                         September 30, 2004
   Shares                                                                                                   Market Value
-------------                                                                                          ---------------------


             U.S. Common Stock -- (continued)

              Finance - Investment Banker/Broker -- (continued)

       2,500   Goldman Sachs Group, Inc.                                                                       $    233,100

      30,000   Legg Mason, Inc.                                                          (a)                      1,598,100

       8,000   Lehman Brothers Holdings, Inc.                                                                       637,760

       4,500   Merrill Lynch & Co., Inc.                                                                            223,740
                                                                                                   -------------------------
                                                                                                                  3,800,112
                                                                                                   -------------------------
              Finance - Mortgage Loan/Banker -- 0.33%

       9,600   Countrywide Financial Corp.                                               (b)                        378,144
                                                                                                   -------------------------
              Finance Guarantee Insurance -- 0.47%

       6,800   Ambac Financial Group, Inc.                                                                          543,660
                                                                                                   -------------------------
              Gambling (Non-Hotel) -- 0.06%

      27,200   Youbet.com, Inc.*                                                                                     75,072
                                                                                                   -------------------------
              Human Resources -- 0.47%

      26,169   51job, Inc. -- ADR*                                                                                   543,007
                                                                                                   -------------------------
              Identification Systems/Devices -- 0.40%

      25,740   Cogent, Inc.*                                                                                        468,983
                                                                                                   -------------------------
              Insurance Brokers -- 0.84%

      25,900   Willis Group Holdings Ltd.                                                (a)                        968,660
                                                                                                   -------------------------
              Internet Application Software -- 0.09%

      12,330   BroadVision, Inc.*                                                                                    36,127

      13,370   MatrixOne, Inc.*                                                                                      67,652
                                                                                                   -------------------------
                                                                                                                    103,779
                                                                                                   -------------------------
              Internet Content - Entertainment -- 0.15%

       7,214   Shanda Interactive Entertainment, Ltd. -- Sponsored ADR*                                              173,136
                                                                                                   -------------------------
              Internet Security -- 0.41%

      25,360   Secure Computing Corp.*                                                   (a)                        192,483

      14,340   VeriSign, Inc.*                                                           (b)                        285,079
                                                                                                   -------------------------
                                                                                                                    477,562
                                                                                                   -------------------------
              Investment Management/Advisory Services -- 0.46%

      13,100   Eaton Vance Corp.                                                         (b)                        529,109
                                                                                                   -------------------------
              Life/Health Insurance -- 0.38%

      25,000   Conseco, Inc.*                                                                                       441,500
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.

                    Advantage Advisers Multi-Sector Fund I


                                                                                                      September 30, 2004
   Shares                                                                                                Market Value
-------------                                                                                        --------------------

             U.S. Common Stock -- (continued)

              Medical - Biomedical/Genetics -- 9.01%

     115,600   Alexion Pharmaceuticals, Inc.*                                                                  $  2,080,800

      42,900   Amgen, Inc.*                                                              (a)                      2,431,572

     376,600   Axonyx, Inc.*                                                             (a)                      2,127,790

      12,175   Biogen Idec, Inc.*                                                        (a)                        744,745

       5,700   Cell Genesys, Inc.*                                                                                   51,129

       3,120   Chiron Corp.*                                                                                        137,904

     180,000   Genaera Corp.*                                                                                       703,800

      15,280   Genzyme Corp.*                                                            (a)                        831,385

     171,400   Neurobiological Technologies, Inc.*                                                                  592,872

       3,200   Novavax, Inc.*                                                                                         9,984

      10,800   Savient Pharmaceuticals, Inc.*                                                                        24,840

      39,600   Transkaryotic Therapies, Inc.*                                                                       702,108
                                                                                                   -------------------------
                                                                                                                 10,438,929
                                                                                                   -------------------------
              Medical - Drugs -- 6.19%

      26,920   Angiotech Pharmaceuticals, Inc.*                                          (a)                        545,668

     155,400   King Pharmaceuticals, Inc.*                                               (a)(b)                   1,855,476

      33,940   Pfizer, Inc.                                                                                       1,038,564

     133,400   Serono SA -- Sponsored ADR                                                 (a)                     2,045,022

      69,900   Valeant Pharmaceuticals International                                                              1,685,988
                                                                                                   -------------------------
                                                                                                                  7,170,718
                                                                                                   -------------------------
              Medical - Generic Drugs -- 0.10%

       7,400   Impax Laboratories, Inc.*                                                 (a)                        113,664
                                                                                                   -------------------------
              Medical - Laser Systems -- 0.99%

      56,000   VISX, Inc.*                                                               (a)                      1,153,600
                                                                                                   -------------------------
              Medical Products -- 0.29%

       5,340   Henry Schein, Inc.*                                                       (a)                        332,735
                                                                                                   -------------------------
              Multi-line Insurance -- 0.63%

       4,800   Allstate Corp.                                                                                       230,352

      10,600   Prudential Financial, Inc.                                                                           498,624
                                                                                                   -------------------------
                                                                                                                    728,976
                                                                                                   -------------------------
              Multimedia -- 0.10%

      19,870   Gemstar -- TV Guide International, Inc.*                                                             112,265
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.


                    Advantage Advisers Multi-Sector Fund I


                                                                                                      September 30, 2004
   Shares                                                                                                Market Value
-------------                                                                                        --------------------


             U.S. Common Stock -- (continued)

              Networking Products -- 0.64%

      31,590   Juniper Networks, Inc.*                                                   (a)                   $    745,524
                                                                                                   -------------------------
              Power Conversion/Supply Equipment -- 0.08%

       9,630   Advanced Energy Industries, Inc.*                                                                     89,463
                                                                                                   -------------------------
              Property/Casualty Insurance -- 0.22%

       6,680   Fidelity National Financial, Inc.                                         (b)                        254,508
                                                                                                   -------------------------
              Racetracks -- 1.00%

      23,190   International Speedway Corp., Class A                                     (a)                      1,157,181
                                                                                                   -------------------------
              Radio -- 0.14%

       5,160   XM Satellite Radio Holdings, Inc., Class A*                                                          160,063
                                                                                                   -------------------------
              Reinsurance -- 1.53%

      23,800   Everest Re Group, Ltd.                                                    (b)                      1,769,054
                                                                                                   -------------------------
              Retail - Discount -- 0.14%

       5,920   BJ's Wholesale Club, Inc.*                                                                           161,853
                                                                                                   -------------------------
              Retail - Mail Order -- 0.54%

      16,730   Williams-Sonoma, Inc.*                                                    (a)                        628,211
                                                                                                   -------------------------
              S & L/Thrifts - Eastern U.S. -- 0.42%

      13,500   Hudson City Bancorp, Inc.                                                                            482,490
                                                                                                   -------------------------
              S & L/Thrifts - Western U.S. -- 0.21%

      2,200   Golden West Financial Corp.                                                                           244,090
                                                                                                   -------------------------
              Semiconductor Components - Integrated Circuits -- 3.72%

      32,950   Analog Devices, Inc.                                                      (a)                      1,277,801

      12,230   Cypress Semiconductor Corp.*                                              (a)                        108,113

      15,140   Integrated Device Technology, Inc.*                                       (a)                        144,284

      67,580   Marvell Technology Group, Ltd.*                                           (a)                      1,765,865

       4,030   Maxim Integrated Products, Inc.                                                                      170,429

               Taiwan Semiconductor Manufacturing Company, Ltd.

      80,303    -- Sponsored ADR                                                          (a)                       573,364

      57,461   United Microelectronics Corp. -- Sponsored ADR*                                                      194,218

      26,400   Vitesse Semiconductor Corp.*                                                                          72,072
                                                                                                   -------------------------
                                                                                                                  4,306,146
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.


                    Advantage Advisers Multi-Sector Fund I


                                                                                                      September 30, 2004
   Shares                                                                                                Market Value
-------------                                                                                        --------------------

             U.S. Common Stock -- (continued)

              Semiconductor Equipment -- 3.30%

      28,170   Applied Materials, Inc.*                                                                        $    464,523

      28,810   Brooks Automation, Inc.*                                                  (a)                        407,662

       6,690   Formfactor, Inc.*                                                                                    129,585

       9,280   KLA-Tencor Corp.*                                                         (a)                        384,935

      36,240   Lam Research Corp.*                                                       (a)                        792,931

       8,370   MKS Instruments, Inc.*                                                                               128,228

      24,090   Teradyne, Inc.*                                                           (a)                        322,806

      53,760   Tessera Technologies, Inc.*                                               (a)                      1,188,096
                                                                                                   -------------------------
                                                                                                                  3,818,766
                                                                                                   -------------------------
              Super-Regional Banks - U.S. -- 2.49%

      14,800   Bank of America Corp.                                                     (b)                        641,284

      17,900   US Bancorp                                                                (a)                        517,310

      16,600   Wachovia Corp.                                                            (a)                        779,370

      15,900   Wells Fargo & Co.                                                         (a)                        948,117
                                                                                                   -------------------------
                                                                                                                  2,886,081
                                                                                                   -------------------------
              Telecommunication Equipment -- 0.76%

      27,170   Arris Group, Inc.*                                                                                   141,827

      40,390   Avaya, Inc.*                                                              (a)                        563,037

      18,160   Symmetricom, Inc.*                                                        (a)                        171,794
                                                                                                   -------------------------
                                                                                                                    876,658
                                                                                                   -------------------------
              Telecommunication Equipment - Fiber Optics -- 0.57%

      31,910   Harmonic, Inc.*                                                           (a)                        212,202

      66,004   JDS Uniphase Corp.*                                                                                  222,433

      33,790   MRV Communications, Inc.*                                                                             84,475

      80,800   Oplink Communications, Inc.*                                                                         144,632
                                                                                                   -------------------------
                                                                                                                    663,742
                                                                                                   -------------------------
              Therapeutics -- 13.07%

     307,200   BioMarin Pharmaceutical, Inc.*                                                                     1,594,368

      75,900   DOV Pharmaceutical, Inc.*                                                 (a)                      1,300,926

      50,100   Eyetech Pharmaceuticals, Inc.*                                            (a)                      1,702,899

      80,560   Gilead Sciences, Inc.*                                                    (a)                      3,011,333


                       The accompanying notes are an integral part of these financial statements.


                    Advantage Advisers Multi-Sector Fund I


                                                                                                      September 30, 2004
   Shares                                                                                                Market Value
-------------                                                                                        --------------------


             U.S. Common Stock -- (continued)

              Therapeutics -- (continued)

     350,200   Guilford Pharmaceuticals, Inc.*                                                                 $  1,751,000

      47,300   ILEX Oncology, Inc.*                                                                               1,190,541

     192,800   Ista Pharmaceuticals, Inc.*                                                                        2,350,232

     142,900   Progenics Pharmaceuticals, Inc.*                                                                   2,093,485

       1,400   United Therapeutics Corp.*                                                                            48,902

       6,800   Vicuron Pharmaceuticals, Inc.*                                                                        99,824
                                                                                                   -------------------------
                                                                                                                 15,143,510
                                                                                                   -------------------------
              Transport - Services -- 0.74%

      37,685   Sirva, Inc.*                                                              (a)                        862,986
                                                                                                   -------------------------
              Web Portals/ISP -- 1.07%

       9,570   Google, Inc., Class A*                                                                             1,240,272
                                                                                                   -------------------------
              Wireless Equipment -- 0.12%

       7,600   Motorola, Inc.                                                            (a)                        137,104
                                                                                                   -------------------------
                Total Common Stock (Cost $96,013,640)                                                           $97,673,364
                                                                                                   -------------------------
             Private Placement -- 0.79%

              Commercial Banks - Western U.S. -- 0.79%

      91,300   Centennial C Corp.*                                                       (c)                        913,000
                                                                                                   -------------------------
                Total Private Placement (Cost $913,000)                                                            $913,000
                                                                                                   -------------------------

Contracts
-------------
             Purchased Options -- 2.12%

             Call Options -- 1.78%

              Applications Software -- 0.00%

         213   Microsoft Corp., 10/16/04, $30.00                                                                      1,065
                                                                                                   -------------------------
              Computers -- 0.02%

          79   Apple Computer, Inc., 10/16/04, $37.50                                                                17,775
                                                                                                   -------------------------
              Electronic Components - Semiconductors -- 0.02%

         197   NVIDIA Corp., 12/18/04, $15.00                                                                        23,640
                                                                                                   -------------------------
              Fiduciary Banks -- 0.23%

         290   Bank of New York Co., Inc., 01/21/2006, $20.00                                                       269,700
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.


                    Advantage Advisers Multi-Sector Fund I

               Schedule of Portfolio Investments -- (continued)



                                                                                                       September 30, 2004
  Contracts                                                                                               Market Value
-------------                                                                                      -------------------------


             Purchased Options -- (continued)

             Call Options -- (continued)

              Finance - Mortgage Loan/Banker -- 0.84%

          42   Countrywide Financial Corp., 01/22/05, $37.50                                                   $    448,556

          51   Countrywide Financial Corp., 01/22/05, $41.25                                                        518,899
                                                                                                   -------------------------
                                                                                                                    967,455
                                                                                                   -------------------------
              Index Fund - Large Cap -- 0.44%

       2,763   NASDAQ-100 Index Tracking Stock, 01/22/05, $35.00                                                    511,155
                                                                                                   -------------------------
              Internet Security -- 0.02%

         213   Check Point Software Technologies, Ltd., 10/16/04, $25.00                                              1,065

         197   Verisign, Inc., 12/18/04, $20.00                                                                      25,610
                                                                                                   -------------------------
                                                                                                                     26,675
                                                                                                   -------------------------
              Medical - Biomedical/Genetics -- 0.00%

          78   Telik, Inc., 10/16/04, $25.00                                                                          1,950
                                                                                                   -------------------------
              Medical - Drugs -- 0.00%

         130   King Pharmaceuticals, Inc., 10/16/04, $15.00                                                             650

         102   Ligand Pharmaceuticals, Inc., Class B, 11/20/04, $22.50                                                  510
                                                                                                   -------------------------
                                                                                                                      1,160
                                                                                                   -------------------------
              Super-Regional Banks - U.S. -- 0.21%

         130   Bank of America Corp., 01/22/05, $25.00                                                              236,600
                                                                                                   -------------------------
                Total Call Options (Cost $1,502,960)                                                             $2,057,175
                                                                                                   -------------------------
             Put Options -- 0.34%

              Electronic Components - Semiconductors -- 0.01%

         144   Micron Technology, Inc., 10/16/04, $13.00                                                            $14,400
                                                                                                   -------------------------
              Fiduciary Banks -- 0.00%

         104   State Street Corp., 11/20/04, $40.00                                                                   6,760
                                                                                                   -------------------------
              Index Fund - Large Cap -- 0.32%

       1,099   Mini NDX-100 Index Tracking Stock, 12/18/04, $135.00                                                 318,710

         104   Mini NDX-100 Index Tracking Stock, 12/18/04, $140.00                                                  47,840
                                                                                                   -------------------------
                                                                                                                    366,550
                                                                                                   -------------------------
              Internet Security -- 0.00%

         158   Check Point Software Technologies Ltd., 10/16/04, $15.00                                                 790
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.


                    Advantage Advisers Multi-Sector Fund I

               Schedule of Portfolio Investments -- (concluded)



                                                                                                       September 30, 2004
  Contracts                                                                                               Market Value
-------------                                                                                      -------------------------


             Purchased Options -- (continued)

             Put Options -- (continued)

              Medical Products -- 0.01%

          79   Johnson & Johnson, 01/22/05, $55.00                                                                  $11,850
                                                                                                   -------------------------
                Total Put Options (Cost $1,054,517)                                                                 400,350
                                                                                                   -------------------------
                Total Purchased Options (Cost $2,557,477)                                                        $2,457,525
                                                                                                   -------------------------
                Total Investments in Securities (Cost $99,484,117) -- 87.22%+                                  $101,043,889
                                                                                                   -------------------------
                Other Assets, Less Liabilities -- 12.78%**                                                       14,811,770
                                                                                                   -------------------------
                Net Assets -- 100.00%                                                                          $115,855,659
                                                                                                   =========================

(a)      Partially or wholly held in a pledged account by the Custodian as collateral for securities sold, not yet purchased and open written options.

(b)      Security held in connection with an open put or call option contract.

(c)      Security is being fair valued by a valuation committee under the direction of the Board.

*        Non-income producing security.

**       Includes $23,663,173 invested in a PNC Bank Money Market Account, which is 20.42% of net assets.

ADR      American Depository Receipt

+        Aggregate cost for federal income tax purposes is $100,434,581.

         The aggregate gross unrealized appreciation (depreciation) for federal income tax purposes for all portfolio investments is as follows:

         Excess of value over cost                                                                             $  8,512,669
         Excess of cost over value                                                                               (7,903,361)
                                                                                                  --------------------------
                                                                                                                   $609,308
                                                                                                  ==========================

                       The accompanying notes are an integral part of these financial statements.


                                         Advantage Advisers Multi-Sector Fund I

                                     Schedule of Securities Sold, Not Yet Purchased

                                                                                                       September 30, 2004
   Share                                                                                                  Market Value
-------------                                                                                        ----------------------


             Securities Sold, Not Yet Purchased -- (29.92%)

             U.S. Common Stock

              Advertising Services -- (0.09%)

       1,960   Getty Images, Inc.                                                                                $(108,388)
                                                                                                   -------------------------
              Applications Software -- (0.26%)
       2,350   Intuit, Inc.                                                                                       (106,690)
      15,790   Red Hat, Inc.                                                                                      (193,270)
                                                                                                   -------------------------
                                                                                                                  (299,960)
                                                                                                   -------------------------
              Auction House/Art Dealer -- (0.16%)
      11,200   Adesa, Inc.                                                                                        (184,016)
                                                                                                   -------------------------
              Beverages Non-Alcoholic -- (0.57%)
      12,610   Pepsi Bottling Group, Inc.                                                                         (342,361)
       7,820   The Coca-Cola Company                                                                              (313,191)
                                                                                                   -------------------------
                                                                                                                  (655,552)
                                                                                                   -------------------------
              Capacitors -- (0.09%)
      12,320   Kemet Corp.                                                                                         (99,669)
                                                                                                   -------------------------
              Chemicals - Diversified -- (0.10%)
       2,310   FMC Corp.                                                                                          (112,197)
                                                                                                   -------------------------
              Chemicals - Specialty -- (0.21%)
       3,260   Cabot Microelectronics Corp.                                                                       (118,175)

       2,210   Minerals Technologies, Inc.                                                                        (130,081)
                                                                                                   -------------------------
                                                                                                                  (248,256)
                                                                                                   -------------------------
              Commercial Banks - Southern U.S. -- (0.74%)
      21,600   BB&T Corp.                                                                                         (857,304)
                                                                                                   -------------------------
              Commercial Services -- (0.25%)

       7,470   Weight Watchers International, Inc.                                                                (289,985)
                                                                                                   -------------------------
              Commercial Services - Finance -- (0.26%)
       6,070   H&R Block, Inc.                                                                                    (299,979)
                                                                                                   -------------------------
              Common Trust Fund -- (1.84%)
      15,900   Regional Bank HOLDRs Trust                                                                       (2,125,989)
                                                                                                   -------------------------
              Computer Services -- (0.19%)
       3,950   Affiliated Computer Services, Inc., Class A                                                        (219,896)
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.




                                         Advantage Advisers Multi-Sector Fund I

                              Schedule of Securities Sold, Not Yet Purchased -- (continued)

                                                                                                       September 30, 2004
   Share                                                                                                  Market Value
-------------                                                                                        ----------------------


             U.S. Common Stock -- (continued)

              Computers - Integrated Systems -- (0.20%)

       1,810   Kronos, Inc.                                                                                     $  (80,165)

       4,885   National Instruments Corp.                                                                         (147,869)
                                                                                                   -------------------------
                                                                                                                  (228,034)
                                                                                                   -------------------------
              Computers - Memory Devices -- (0.76%)

       9,280   Imation Corp.                                                                                      (330,275)

       4,350   Lexar Media, Inc.                                                                                   (36,496)

       5,540   Network Appliance, Inc.                                                                            (127,420)

      15,650   Seagate Technology                                                                                 (211,588)

       6,880   Storage Technology Corp.                                                                           (173,789)
                                                                                                   -------------------------
                                                                                                                  (879,568)
                                                                                                   -------------------------
              Cosmetics & Toiletries -- (0.26%)

       6,710   Colgate-Palmolive Co.                                                                              (303,158)
                                                                                                   -------------------------
              Data Processing/Management -- (0.42%)

       8,130   Acxiom Corp.                                                                                       (193,006)

       5,530   First Data Corp.                                                                                   (240,555)

       2,210   Total System Services, Inc.                                                                         (55,781)
                                                                                                   -------------------------
                                                                                                                  (489,342)
                                                                                                   -------------------------
              Dental Supplies & Equipment -- (0.31%)

       4,680   Patterson Companies, Inc.                                                                          (358,301)
                                                                                                   -------------------------
              Diagnostic Equipment -- (0.71%)

      33,425   Immucor, Inc.                                                                                      (827,269)
                                                                                                   -------------------------
              E-Commerce/Services -- (0.25%)

       3,160   eBay, Inc.                                                                                         (290,530)
                                                                                                   -------------------------
              Electronic Components - Miscellaneous -- (0.14%)

      13,250   AVX Corp.                                                                                          (157,012)
                                                                                                   -------------------------
              Electronic Components - Semiconductors -- (1.87%)

       7,940   Broadcom Corp., Class A                                                                            (216,683)

      10,555   Cree, Inc.                                                                                         (322,244)

      16,540   Microchip Technology, Inc.                                                                         (443,934)

      36,160   Micron Technology, Inc.                                                                            (435,005)

      15,650   PMC-Sierra, Inc.                                                                                   (137,876)

      25,490   STMicroelectronics N.V.                                                                            (440,467)

       7,890   Texas Instruments, Inc.                                                                            (167,899)
                                                                                                   -------------------------
                                                                                                                (2,164,108)
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.



                                         Advantage Advisers Multi-Sector Fund I

                              Schedule of Securities Sold, Not Yet Purchased -- (continued)

                                                                                                       September 30, 2004
   Share                                                                                                  Market Value
-------------                                                                                        ----------------------

             U.S. Common Stock -- (continued)

              Electronic Measuring Instruments -- (0.10%)

       6,650   Itron, Inc.                                                                                     $  (116,043)
                                                                                                   -------------------------
              Electronic Parts Distribution -- (0.72%)

      21,220   Arrow Electronics, Inc.                                                                            (479,147)

      20,890   Avnet, Inc.                                                                                        (357,637)
                                                                                                   -------------------------
                                                                                                                  (836,784)
                                                                                                   -------------------------
              Electronic Products - Miscellaneous -- (0.29%)

      11,360   Molex, Inc.                                                                                        (338,755)
                                                                                                   -------------------------
              Enterprise Software/Services -- (0.29%)

       7,700   Computer Associates International, Inc.                                                            (202,510)

       7,830   Open Text Corporation                                                                              (135,146)
                                                                                                   -------------------------
                                                                                                                  (337,656)
                                                                                                   -------------------------
              Entertainment Software -- (0.14%)

       3,590   Electronic Arts, Inc.                                                                              (165,104)
                                                                                                   -------------------------
              Fiduciary Banks -- (0.20%)

       6,300   Wilmington Trust Corp.                                                                             (228,123)
                                                                                                   -------------------------
              Food - Retail -- (0.12%)

       1,580   Whole Foods Market, Inc.                                                                           (135,548)
                                                                                                   -------------------------
              Food - Wholesale/Distribution -- (0.39%)

       5,780   SUPERVALU, Inc.                                                                                    (159,239)

       9,700   Sysco Corp.                                                                                        (290,224)
                                                                                                   -------------------------
                                                                                                                  (449,463)
                                                                                                   -------------------------
              Health Care Cost Containment -- (0.14%)

       6,520   McKesson Corp.                                                                                     (167,238)
                                                                                                   -------------------------
              Hotels & Motels -- (0.16%)

       9,840   Hilton Hotels Corp.                                                                                (185,386)
                                                                                                   -------------------------
              Index Fund - Large Cap -- (0.19%)

       2,000   SPDR Trust Series 1                                                                                (223,520)
                                                                                                   -------------------------
              Instruments - Scientific -- (0.71%)

      14,620   Applera Corp. -- Applied Biosystems Group                                                          (275,879)

      12,300   Waters Corp.                                                                                       (542,430)
                                                                                                   -------------------------
                                                                                                                  (818,309)
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.




                                         Advantage Advisers Multi-Sector Fund I

                              Schedule of Securities Sold, Not Yet Purchased -- (continued)

                                                                                                       September 30, 2004
   Share                                                                                                  Market Value
-------------                                                                                        ----------------------

             U.S. Common Stock -- (continued)

              Insurance Brokers -- (0.32%)

      11,300   Arthur J. Gallagher & Co.                                                                       $  (374,369)
                                                                                                   -------------------------
              Internet Security -- (0.07%)

       4,310   RSA Security, Inc.                                                                                  (83,183)
                                                                                                   -------------------------
              Lasers - Systems/Components -- (0.21%)

       8,470   Cymer, Inc.                                                                                        (242,750)
                                                                                                   -------------------------
              Medical - Biomedical/Genetics -- (2.41%)

      27,420   Affymetrix, Inc.                                                                                   (842,068)

       4,010   Amgen Inc.                                                                                         (227,287)

       6,700   Celgene Corp.                                                                                      (390,141)

      10,800   EXACT Sciences Corp.                                                                                (35,640)

       8,600   Genencor International, Inc.                                                                       (138,030)

      12,200   Genentech, Inc.                                                                                    (639,524)

       1,400   Genzyme Corp.                                                                                       (76,174)

       2,900   Invitrogen Corp.                                                                                   (159,471)

       6,900   Millennium Pharmaceuticals, Inc.                                                                    (94,599)

       1,300   Myriad Genetics Inc                                                                                 (22,230)

       7,400   Telik, Inc.                                                                                        (165,020)
                                                                                                   -------------------------
                                                                                                                (2,790,184)
                                                                                                   -------------------------
              Medical - Drugs -- (2.27%)

      10,300   Abbott Laboratories                                                                                (436,308)

      28,000   Accelrys, Inc.                                                                                     (182,560)

       5,600   Angiotech Pharmaceuticals, Inc.                                                                    (113,512)

      12,800   Bradley Pharmaceuticals, Inc.                                                                      (260,480)

      14,510   Eli Lilly & Co.                                                                                    (871,326)

       3,300   Forest Laboratories, Inc.                                                                          (148,434)

       8,770   Merck & Co., Inc.                                                                                  (289,410)

       3,400   OSI Pharmaceuticals, Inc.                                                                          (208,964)

       3,910   Pfizer Inc.                                                                                        (119,646)
                                                                                                   -------------------------
                                                                                                                (2,630,640)
                                                                                                   -------------------------
              Medical - Hospitals -- (0.46%)

       7,440   HCA, Inc.                                                                                          (283,836)

      12,130   Health Management Associates, Inc. -- Class A                                                      (247,816)
                                                                                                   -------------------------
                                                                                                                  (531,652)
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.


                                         Advantage Advisers Multi-Sector Fund I

                              Schedule of Securities Sold, Not Yet Purchased -- (continued)

                                                                                                       September 30, 2004
   Share                                                                                                  Market Value
-------------                                                                                        ----------------------

             U.S. Common Stock -- (continued)

              Medical - Wholesale Drug Distribution -- (0.21%)

       4,610   AmerisourceBergen Corp.                                                                           $(247,603)
                                                                                                   -------------------------
              Medical Imaging Systems -- (0.11%)

       3,400   Given Imaging Ltd.                                                                                 (130,730)
                                                                                                   -------------------------
              Medical Instruments -- (0.92%)

       7,900   Edwards Lifesciences Corp.                                                                         (264,650)

      12,900   Medtronic, Inc.                                                                                    (669,510)

       2,560   Ventana Medical Systems                                                                            (129,126)
                                                                                                   -------------------------
                                                                                                                (1,063,286)
                                                                                                   -------------------------
              Medical Products -- (1.95%)
      19,800   Baxter International, Inc.                                                                         (636,768)

         700   Cyberonics, Inc.                                                                                    (14,322)

      10,800   Stryker Corp.                                                                                      (519,264)

       4,400   Varian Medical Systems, Inc.                                                                       (152,108)

      11,800   Zimmer Holdings, Inc.                                                                              (932,672)
                                                                                                   -------------------------
                                                                                                                (2,255,134)
                                                                                                   -------------------------
              Motorcycle/Motor Scooter -- (0.20%)

       3,850   Harley-Davidson, Inc.                                                                              (228,844)
                                                                                                   -------------------------
              Networking Products -- (0.04%)

       4,830   Atheros Communications, Inc.                                                                        (49,266)
                                                                                                   -------------------------
              Office Furnishings - Original -- (0.17%)

       8,140   Herman Miller, Inc.                                                                                (200,651)
                                                                                                   -------------------------
              Optical Supplies -- (0.59%)

       8,500   Alcon, Inc.                                                                                        (681,700)
                                                                                                   -------------------------
              Pharmacy Services -- (0.13%)

       2,370   Express Scripts, Inc.                                                                              (154,856)
                                                                                                   -------------------------
              Property/Casualty Insurance -- (0.20%)

       3,200   Xl Capital Ltd Class A                                                                             (236,768)
                                                                                                   -------------------------
              Publishing - Newspapers -- (0.47%)

       6,260   Dow Jones & Co., Inc.                                                                              (254,219)

       7,360   New York Times Co., Class A                                                                        (287,776)
                                                                                                   -------------------------
                                                                                                                  (541,995)
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.



                                         Advantage Advisers Multi-Sector Fund I

                              Schedule of Securities Sold, Not Yet Purchased -- (continued)

                                                                                                       September 30, 2004
   Share                                                                                                  Market Value
-------------                                                                                        ----------------------

             U.S. Common Stock -- (continued)

              Radio -- (0.26%)

      94,900   Sirius Satellite Radio, Inc.                                                                    $  (303,680)
                                                                                                   -------------------------
              Registered Investment Company -- (1.82%)

      74,200   Financial Select Sector SPDR Fund                                                                (2,111,732)
                                                                                                   -------------------------
              Retail - Discount -- (0.21%)

      10,860   TJX Companies, Inc.                                                                                (239,354)
                                                                                                   -------------------------
              Schools -- (0.15%)

       8,410   DeVry, Inc.                                                                                        (174,171)
                                                                                                   -------------------------
              Semiconductor Components - Integrated Circuits -- (0.71%)
      21,180   Micrel, Inc.                                                                                       (220,484)

      15,120   Power Integrations, Inc.                                                                           (308,902)

      29,240   Semiconductor Manufacturing International Corp. -- ADR                                             (288,891)
                                                                                                   -------------------------
                                                                                                                  (818,277)
                                                                                                   -------------------------
              Semiconductor Equipment -- (0.57%)

      14,710   ATMI, Inc.                                                                                         (301,261)

       6,000   Dupont Photomasks, Inc.                                                                            (102,240)

       9,630   Novellus Systems, Inc.                                                                             (256,062)
                                                                                                   -------------------------
                                                                                                                  (659,563)
                                                                                                   -------------------------
              Super - Regional Banks -- U.S. (0.39%)
      14,400   KeyCorp                                                                                            (455,040)
                                                                                                   -------------------------
              Telephone - Integrated -- (0.54%)
       9,270   BellSouth Corp.                                                                                    (251,402)

      14,300   SBC Communications, Inc.                                                                           (371,085)
                                                                                                   -------------------------
                                                                                                                  (622,487)
                                                                                                   -------------------------
              Theaters -- (0.09%)
       5,420   Regal Entertainment Group, Class A                                                                 (103,522)
                                                                                                   -------------------------

                       The accompanying notes are an integral part of these financial statements.



                                         Advantage Advisers Multi-Sector Fund I

                              Schedule of Securities Sold, Not Yet Purchased -- (concluded)

                                                                                                       September 30, 2004
   Share                                                                                                  Market Value
-------------                                                                                        ----------------------

             U.S. Common Stock -- (continued)
              Therapeutics -- (1.17%)

      21,900   Amylin Pharmaceuticals, Inc.                                                                    $  (449,388)

      9,700   Dendreon Corp.                                                                                       (81,577)

       8,300   Genta, Inc.                                                                                         (22,327)

       5,100   Neurocrine Biosciences, Inc.                                                                       (240,516)

      10,000   Onyx Pharmaceuticals, Inc.                                                                         (430,100)

      14,000   Pharmacopeia Drug Discovery, Inc.                                                                   (68,600)

       5,500   Pharmacyclics, Inc.                                                                                 (56,705)
                                                                                                   -------------------------
                                                                                                                (1,349,213)
                                                                                                   -------------------------
              Wireless Equipment -- (0.15%)

      27,990   RF Micro Devices, Inc.                                                                             (177,457)
                                                                                                   -------------------------
                Total Securities Sold, Not Yet Purchased
                 (Proceeds $33,970,528)+                                                                      $(34,658,549)
                                                                                                   =========================

+        Aggregate cost for federal income tax purposes is $(33,571,270).

         The aggregate gross unrealized appreciation (depreciation) for federal income tax purposes for all securities sold, not yet purchased is as follows:

         Excess of value over cost                                                                              $1,831,190

         Excess of cost over value                                                                              (2,918,469)
                                                                                                  --------------------------
                                                                                                              $ (1,087,279)
                                                                                                  ==========================

                       The accompanying notes are an integral part of these financial statements.



                                         Advantage Advisers Multi-Sector Fund I

                                               Schedule of Written Options

                                                                                                       September 30, 2004
  Contracts                                                                                               Market Value
-------------                                                                                      -------------------------


             Written Options -- (0.38%)

             Call Options -- (0.35%)

              Commercial Banks - Eastern U.S. -- (0.02%)

         55   M & T Bank Corp., 01/22/05, $95.00                                                                 $(24,200)
                                                                                                   -------------------------
              Fiduciary Banks -- (0.02%)

          65   Investors Financial Services Corp., 01/22/05, $47.50                                               (18,200)
                                                                                                   -------------------------
              Finance - Mortgage Loan/Banker -- (0.30%)

         118   Countrywide Financial Corp., 01/22/05, $60.00                                                     (350,460)
                                                                                                   -------------------------
              Investment Management/Advisory Services -- (0.01%)

         114   Eaton Vance Corp., 11/20/04 $40.00                                                                 (15,960)
                                                                                                   -------------------------
                Total Call Options (Premiums $161,526)                                                           (408,820)
                                                                                                   -------------------------
             Put Options -- (0.03%)

              Finance - Investment Banker/Broker -- (0.02%)

          98   Citigroup Inc., 12/18/04, $45.00                                                                   (21,070)
                                                                                                   -------------------------
              Property/Casualty Insurance -- 0.00%

          67   Fidelity National Finl. Inc., 10/16/04, $35.00                                                        (335)
                                                                                                   -------------------------
              Reinsurance -- (0.01%)

          25   Everest Re Group Ltd., 01/22/05, $75.00                                                             (9,750)
                                                                                                   -------------------------
                Total Put Options (Premiums $30,303)                                                              (31,155)
                                                                                                   -------------------------
                Total Written Options (Premiums $191,829)+                                                      $(439,975)
                                                                                                   =========================

+        Aggregate cost for federal income tax purposes is $191,829.

         The aggregate gross unrealized appreciation (depreciation) for federal income tax purposes for all written options is as follows:

         Excess of value over cost                                                                                 $7,665

         Excess of cost over value                                                                               (255,811)
                                                                                                  --------------------------
                                                                                                                $(248,146)
                                                                                                  ==========================

                       The accompanying notes are an integral part of these financial statements.


These financial statements are intended only for the information of shareholders or those who have received the prospectus for shares of Advantage Advisers Multi-Sector Fund I which contains information about the sales charges, fees and other costs.

                            Principal Distributor:
                            Oppenheimer & Co. Inc.
                                200 Park Avenue
                                  24th Floor
                              New York, NY 10166

                                    Annual
                             Financial Statements
                              For the Year Ended
                              September 30, 2004




Part C - Other Information

Item 25.       Financial Statements and Exhibits

1.       Financial Statements: Part A:
                  (1) Report of Independent Registered Public Accounting Firm.
                  (2) Statement of Assets and Liabilities.
                  (3) Statement of Operations.
                  (4) Statement of Changes in Net Assets.
                  (5) Notes to Financial Statements.
                  (6) Schedule of Portfolio Investments.
                  (7) Schedule of Securities Sold, Not Yet Purchased.
                  (8) Schedule of Written Options.

         Part B:  Not applicable.

2. Exhibits:
         (a) Second Amended and Restated Agreement and Declaration of Trust.*
         (b) Bylaws of Registrant.***
         (c) Not applicable.
         (d) Not applicable.
         (e) Included in Prospectus.
         (f) Not applicable.
         (g)      (1) Investment Advisory Agreement between the Fund and
                      Advantage Advisers, L.L.C. *
                  (2) Sub-Investment Advisory Agreement between the Fund,
                      Advantage Advisers, L.L.C. and KBW Asset Management,
                      Inc.*
                  (3) Sub-Investment Advisory Agreement between the Fund,
                      Advantage Advisers, L.L.C. and Kilkenny Capital Management, L.L.C.*
                  (4) Sub-Investment Advisory Agreement between the Fund,
                      Advantage Advisers, L.L.C. and Alkeon Capital Management, L.L.C.*
         (h)      (1) Distribution Agreement among the Fund and Oppenheimer
                      & Co. Inc. (formerly Fahnestock & Co. Inc.)*
                  (2) Form of Master Selling and Servicing Agreement between
                      Oppenheimer & Co. Inc. (formerly Fahnestock & Co. Inc.) and the dealers to become parties thereto.*
         (i) Not applicable.
         (j) Custodian Services Agreement between the Fund and PFPC
             Trust.**
         (k)      (1) Administration and Accounting Agreement PFPC,
                      Inc.***
                  (2) Transfer Agency Services Agreement with PFPC,
                      Inc.***
         (l) Opinion and consent of Skadden, Arps, Slate, Meagher and Flom
             LLP.***
         (m) Not applicable.
         (n) Consent of Ernst & Young LLP independent registered public accounting firm.
         (o) Not applicable.
         (p) Agreement with respect to Seed Capital.***
         (q) Not applicable.
         (r)     (1) Code of Ethics of the Fund, Investment Adviser and
                      Distributor.***
                  (2) Code of Ethics of KBW Asset Management, Inc.***
                  (3) Code of Ethics of Kilkenny Capital Management, L.L.C.***
                  (4) Code of Ethics of Alkeon Capital Management, L.L.C.***
         (s)      (1) Power of Attorney Lawrence Becker.
                  (2) Power of Attorney Sol Gittleman.
                  (3) Power of Attorney Luis Rubio.
                  (4) Power of Attorney of Janet L. Schinderman.

____________________________

*   Filed as an exhibit to the Fund's post-effective amendment to Form
    N-2 on April 23, 2004.
** Filed as an exhibit to the Fund's pre-effective amendment to Form N-2 on November 30, 2001.
*** Filed as an exhibit to the Fund's pre-effective amendment to Form N-2 on April 3, 2002.


Item 26.       Marketing Arrangements

         Not applicable.

Item 27.       Other Expenses of Issuance and Distribution

         The following table sets forth the estimated expense, payable by the Fund in connection with the issuance and distribution of the securities covered by this registration statement.

        -------------------------------------------------------------------
        Registration Fees........................                 $      0
        Legal fees and expenses..................                 $ 30,000
        Miscellaneous (printing, mailing, etc.)..                 $ 12,000
                                 Total...........                 $ 42,000
        -------------------------------------------------------------------


Item 28.       Persons Controlled by or Under Common Control

         None.

Item 29.       Number of Holders of Securities as of September 30, 2004

Title of Class Holders                                    Number of Record
----------------------                                    ----------------

Shares of beneficial interest, $0.001 par value               1,718


Item 30.       Indemnification

         The Fund's Agreement and Declaration of Trust provides that no Trustee or officer of the Fund shall be subject to personal liability in such capacity, other than to the Fund or its Shareholders arising from bad faith, willful misfeasance, gross negligence (negligence in the case of those Trustees who are directors, officers or employees of the Fund's investment adviser ("Affiliated Indemnitees")) or reckless disregard for the duties involved in the conduct of his position. Subject to the foregoing exception, all claimants shall look solely to Fund property for satisfaction of claims of any nature arising in connection with the affairs of the Fund.

         The Fund has agreed to indemnify any person who at any time serves as a Trustee or officer of the Fund (each, an "indemnitee") against any liabilities and expenses incurred by the indemnitee in connection with the defense or disposition of any action, suit or other proceeding, civil or criminal, by reason of his having served in such capacity, except with respect to any matter as to which he did not act in good faith in the reasonable belief that his action was in the best interest of the Fund or as to which he had reasonable cause to believe that the conduct was unlawful. However, no indemnitee shall be indemnified against any liability or expense to any person arising from bad faith, willful misfeasance, gross negligence (negligence in the case of affiliated indemnitees) or reckless disregard for the duties involved in the conduct of his position. Liabilities and expenses incurred with respect to any action voluntarily prosecuted by an indemnitee as plaintiff must be indemnified only if the action was authorized by a majority of the Fund or was instituted by the indemnitee to enforce his rights to indemnification in a case where the indemnitee is found entitled to indemnification.

          No indemnification shall be made unless there has been (i) a determination by a final decision on the merits by a court or other body of competent jurisdiction that the indemnitee is entitled to indemnification,
(ii) a majority vote of a quorum of those Trustees who are neither "interested persons" of the Fund (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding that an indemnitee is entitled to indemnification or
(iii) independent legal counsel, in a written opinion, concludes that the indemnitee should be entitled to indemnification. Advance payments of expenses of defending an action to which indemnification is sought shall be made only in certain circumstances where both the potential indemnitee and a majority of the Trustees determine that the standards of conduct necessary for indemnification have been met.

         The Distribution Agreement among the Fund, the Investment Adviser and CIBC World Markets, the Fund's distributor ("Distributor") provides that the Fund and the Investment Adviser, jointly and severally, have agreed to indemnify and hold harmless the Distributor and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act or
Section 20 of the 1934 Act, from and against any and all losses, claims, damages, liabilities and expenses, joint or several (including reasonable costs of investigation), arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the prospectus, any prepricing prospectus, any Fund sales material or, in the case of the Investment Adviser only, any other sales material (or any amendment or supplement to any of the foregoing) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission which has been made therein or omitted therefrom in reliance upon and in conformity with the information relating to the Distributor furnished in writing to the Fund by or on behalf of the Distributor through the Distributor expressly for use in connection therewith The foregoing indemnity shall be in addition to any liability which the Fund or the Investment Adviser may otherwise have.

         The Distributor has agreed to indemnify and hold harmless the Fund and the Investment Adviser, their respective trustees, managers or members, officers of the Fund who sign the Registration Statement and any person who controls the Fund or the Investment Adviser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, to the same extent as the foregoing indemnity from the Fund and the Investment Adviser to the Distributor, but only with respect to information relating to the Distributor furnished in writing by or on behalf of the Distributor through you expressly for use in the Registration Statement or the Prospectus (or any amendment or supplement thereto).

             Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under the Distribution Agreement shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred. The indemnity contained in the Distribution Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of the Distributor or any person controlling the Distributor, the Fund, the Investment Adviser or their trustees or officers or any person controlling the Fund or the Investment Adviser, (ii) acceptance of any Shares and payment therefor hereunder or (iii) any termination of the Distribution Agreement.

         The Fund has acquired a liability insurance policy pursuant to which Trustees and officers shall be indemnified from and against any claim, liability, loss or expense for which indemnification of said persons is provided for in the Declaration of Trust.

         Investors should be aware that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised by the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

         Advantage Advisers, L.L.C., the Investment Adviser, does not conduct any business other than as investment adviser to the Fund. Certain information required by this Item 30 with respect to the Investment Adviser and its manager and members may be found in the prospectus under "Management;" provided that other additional information with respect to the Investment Adviser may be found in the Investment Adviser's Form ADV filed with the SEC pursuant to the Adviser's Act; provided further that information required by this Item 30 with respect to Advantage Advisers, Inc., the managing member of the Investment Adviser, is incorporated by reference to Advantage Adviser, Inc.'s Form ADV, filed with the SEC pursuant to the Adviser's Act (SEC File No. 801-36997).

         Certain information required by this Item 30 with respect to KBW Asset Management and its officers and directors may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers;" provided that other information required by this Item 30 and additional information as to any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to KBW Asset Management's Form ADV, filed with the SEC pursuant to the Adviser's Act (SEC File No. 801-33583).

         Information required by this Item 30 with respect to Alkeon Capital and its officers and members may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers;" provided that other additional information as to any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to Alkeon Capital's Form ADV, filed with the SEC pursuant to the Adviser's Act (SEC File No. 801-60773).

         Information required by this Item 30 with respect to Kilkenny and its officers and members may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers;" provided that other additional information as to any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to Kilkenny's Form ADV, filed with the SEC pursuant to the Adviser's Act.

         Copies of each Form ADV, as well the other information the Investment Adviser, Advantage Advisers, Inc., and the Sub-Investment Advisers file with the SEC may be inspected and copied at the SEC's Public Reference Room at the SEC Headquarters Office, 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Form ADV is also accessible through the Internet at http://www.adviserinfo.sec.gov.


Item 32.       Location of Accounts and Records

         The accounts and records of the Fund will be maintained at the office of PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809.


Item 33.  Management Services

         Except as described or in the Statement of Additional Information under the caption "Investment Advisory and Other Services" and "General Information," the Fund is not a party to any management service related contract.


Item 34.       Undertakings

         The Fund undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

         The Fund additionally undertakes, pursuant to Rule 415 under the Securities Act, as follows:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (a) To include any prospectus required by Section 10(a)(3)
                      of the Securities Act;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Fund undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 10th day of December, 2004.

             ADVANTAGE ADVISERS MULTI-SECTOR FUND I

             By: /s/ Bryan McKigney
             ------------------------------------
             Bryan McKigney
             Chief Executive Officer and President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:



      Signature                                Title                                         Date
      ---------                                -----                                         ----

/s/Bryan McKigney                   Chief Executive Officer and President                 December 10, 2004
--------------------------
 Bryan McKigney                     (principal executive officer)

/s/Lenard Brafman                   Treasurer, Chief Financial Officer                    December 10, 2004
--------------------------
Lenard Brafman                      (principal financial and accounting officer)

* Lawrence Becker                   Trustee                                               December 10, 2004
--------------------------
Lawrence Becker
* Sol Gittleman                     Trustee                                               December 10, 2004
--------------------------
Sol Gittleman

* Luis Rubio                        Trustee                                               December 10, 2004
--------------------------
Luis Rubio

* Janet L. Schinderman              Trustee                                               December 10, 2004
--------------------------
Janet L. Schinderman




*By:   Brian McKigney
       Attorney-in-Fact

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington. D.C. 20549

                                   Exhibits
                                  To Form N-2


          Registration Statement Under the Securities Act of 1933 [X]

                      Pre-Effective Amendment No. __ [_]
                      Post-Effective Amendment No. 6 [X]


                                    and/or

      Registration Statement Under the Investment Company Act of 1940 [X]
                                Amendment No. 8

                    Advantage Advisers Multi-Sector Fund I
              (Exact Name of Registrant as Specified in Charter)
Exhibit Index

Exhibit No.                Exhibit
--------------             ---------

 (e)  Included in Prospectus.
 (n) Consent of Ernst & Young LLP independent registered public accounting firm.
 (s)     (1) Power of Attorney Lawrence Becker.
         (2) Power of Attorney Sol Gittleman.
         (3) Power of Attorney Luis Rubio.
         (4) Power of Attorney of Janet L. Schinderman.